Management Information Circular
Notice of Annual General and Special Meeting of Shareholders
NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Gold Boardroom at the Company’s head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6, on Friday, May 30, 2025, at the hour of 10:00 a.m. (Vancouver Time).
Important details about the Meeting, as well as further information with respect to voting by proxy are set out in the accompanying Management Information Circular (the “Circular”) and proxy materials.

DATE
Friday	The Meeting will be held for the following purposes:
May 30, 2025

1.To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2024, together with the report of the auditors thereon;
2.To fix the number of Directors of the Company at eight;
3.To elect Directors of the Company for the ensuing year;
4.To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;
5.To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve: (a) certain amendments to the Company's Stock Option Plan, including an amendment to convert the Stock Option Plan from a "rolling" plan to a "fixed maximum" plan with an "evergreen" feature; and (b) unallocated Stock Options under the Company's amended Stock Option Plan, all as more particularly described in the accompanying Circular;
6.To consider, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated Restricted Share Rights under the Company's amended Restricted Share Plan, all as more particularly described in the accompanying Circular;
7.To consider, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve the Company's new Performance Share Plan and the 2024 Performance Share Rights Awards under it, all as more particularly described in the accompanying Circular; and.
8.To approve a non-binding advisory resolution on the Company's approach to executive compensation.

TIME
10:00 am
(Vancouver Time)

LOCATION
Gold Boardroom
Suite 3200, 733 Seymour Street
Vancouver, BC V6B 0S6

Sandstorm Gold Ltd.    2    2025

Management Information Circular
Shareholders of the Company (as defined below) will also transact any other business properly brought before the Meeting or any adjournment thereof. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular accompanying this notice. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended December 31, 2024, have already been mailed to those Shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR+ at www.sedarplus.ca, on the United States Securities and Exchange Commission website at www.sec.gov, or the Company’s website at www.sandstormgold.com. This notice is accompanied by the Circular, either a form of proxy for registered Shareholders or a voting instruction form for beneficial Shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”).
As described in the notice and access notification mailed to Shareholders of the Company, the Company will deliver the applicable Meeting Materials to Shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of April 22, 2025, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the United States Securities and Exchange Commission website at www.sec.gov as of April 22, 2025. The Company will continue to mail paper copies of the applicable Meeting Materials to those registered and beneficial Shareholders who previously elected to receive paper copies. All other Shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Mark Klausen at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 258, or from outside North America by calling 604-628-1164, or by email at info@sandstormgold.com. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.
The Board of Directors of the Company has, by resolution, fixed the close of business on April 9, 2025, as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver Time) on May 28, 2025, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held. Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.
Sandstorm Gold Ltd.    3    2025

Management Information Circular
Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

BY ORDER OF THE BOARD OF DIRECTORS

Date: April 9, 2025	/s/ Nolan Watson
Vancouver, British Columbia	Nolan Watson
Chief Executive Officer
Sandstorm Gold Ltd.    4    2025

Management Information Circular
Sandstorm Gold Ltd.    5    2025

Management Information Circular
Sandstorm Gold Ltd.    6    2025

Management Information Circular
Sandstorm Gold Ltd.    7    2025

Management Information Circular
Introduction
Information in this Circular is provided as at April 9, 2025, except as otherwise indicated.
Unless otherwise noted or the context otherwise indicates, references to the “Company”, “Sandstorm”, “Sandstorm Gold”, “us”, “our” and "we" all refer to Sandstorm Gold Ltd. (the “Company”).

Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.
Sandstorm provides certain links to websites in this Circular, including www.sandstormgold.com. No such websites are incorporated by reference herein. Sandstorm also produces and references other materials that may be of assistance when reviewing (but which do not form part of, nor are incorporated by reference into) this Management Information Circular (the “Circular”), including the 2023 Sustainability Report (as defined and discussed below).
Sandstorm is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General and Special Meeting (the “Meeting”) of the Company to be held on Friday, May 30, 2025, and at any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying notice of annual general meeting (“Notice of Meeting”). This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.
All dollar amounts referenced herein are, unless otherwise stated, expressed in United States Dollars (being the same currency that the Company uses in its financial statements. The price of the Company’s common shares (the “Shares”) on the TSX is denoted in Canadian dollars and, in certain circumstances where appropriate in this Circular, such amounts have not been converted to United States Dollars.
Sandstorm Gold Ltd.    8    2025

Management Information Circular
Particulars of Matters to be Acted Upon
Election of Directors
The directors (“Directors”) of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The Board of Directors of the Company (the “Board”) currently consists of eight Directors and Shareholder approval will be sought at the Meeting to fix the number of Directors of the Company at eight.
At the Meeting, the eight persons named hereunder will be proposed for election as Directors of the Company (the “Nominees” and each, a “Nominee”). All of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.
The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Shares (as hereinafter defined in this Circular) represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each of the Nominees below was elected at the last annual general meeting of the Shareholders held on June 21, 2024 (the “2024 Shareholder Meeting”).
Majority Voting Policy

A Majority Voting Policy is in Place

The Board has adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within 90 days of the Shareholder meeting, the Board shall conclude its deliberations and will determine whether or not to accept the Resignation, however, as mandated in the TSX Company Manual, the Board shall accept the Resignation absent exceptional circumstances and the Director in question will not participate in any Board deliberations on the Resignation. The Board’s decision to accept or reject the Resignation offer will promptly be disclosed to the public by news release. If a Resignation is tendered and accepted pursuant to the Majority Voting Policy, subject to any applicable corporate law restrictions, the Board may leave the vacancy unfilled or
Sandstorm Gold Ltd.    9    2025

Management Information Circular
may appoint a new Director to fill the vacancy. The Company’s Majority Voting Policy does not apply in circumstances involving contested Director elections.
Kindly refer to the full text of the Majority Voting Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.
Advance Notice Policy

An Advance Notice Policy is in Place

On April 27, 2018, the Corporate Governance & Nominating Committee recommended, and the Board adopted and approved, an Advance Notice Policy, which was subsequently approved by the Shareholders at the 2018 Shareholder Meeting. The Directors of the Company are committed to: (i) facilitating an orderly and efficient process for holding annual general and, where the need arises, special meetings of its Shareholders; (ii) ensuring that all Shareholders receive adequate advance notice of the Director nominations and sufficient information with respect to all Director nominees; and (iii) allowing Shareholders to register an informed vote for Directors of the Company after having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors of the Company. The Advance Notice Policy fixes a deadline by which Director nominations must be submitted to the Company prior to any annual or special meeting of Shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of Shareholders. Shareholders who fail to comply with the Advance Notice Policy will not be entitled to make nominations for Directors at the Meeting. As of the date of this Circular, the Company has not received any notice of a Shareholder’s intention to nominate Directors at the Meeting pursuant to the provisions contained in the Advance Notice Policy.
Kindly refer to the full text of the Advance Notice Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.
Director Profiles
Each of the eight nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, Share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

Sandstorm Gold Ltd.    10    2025

Management Information Circular

		Non-Independent
		Nolan Watson

Age	45	Director Since:	Committee Membership:
Residence	British Columbia, Canada	September 12, 2008	N/A

Primary Areas of Expertise:
Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

Executive Management
Finance and Capital Markets
Accounting/Financial Controls
Mergers and Acquisitions
ESG and Climate Change

Principal Occupation:
President and Chief Executive Officer of the Company

Other Public Company Directorships:
(and committee memberships)
Horizon Copper Corp.
Chairman of the Board

2024 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	99.33%	Company Shares:	1,344,065
Withheld	0.67%	Restricted Share Rights:	24,333
		Total “At-Risk” Market Value(2):	C$13,957,660
		(1) In addition, Mr. Watson has been awarded 180,000 Performance Share Rights, which are subject to Shareholder ratification at the Meeting.
Sandstorm Gold Ltd.    11    2025

Management Information Circular

		Non-Independent
		David Awram

Age	52	Director Since:	Committee Membership:
Residence	British Columbia, Canada	March 23, 2007	N/A

Primary Areas of Expertise:
Mr. Awram was Executive Vice-President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice-President since January 2013. Mr. Awram was Executive Vice-President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice-President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

Mining and Exploration
Mergers and Acquisitions

Principal Occupation:
Senior Executive Vice-President of the Company

Other Public Company Directorships:
(and committee memberships)
Sun Peak Metals Corp.
Chairman of the Board Audit Committee (Chair)

2024 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	94.05%	Company Shares:	700,990
Withheld	5.95%	Restricted Share Rights:	320,000
		Total “At-Risk” Market Value(2):	C$10,414,098
		(1) In addition, Mr. Awram has been awarded 100,000 Performance Share Rights, which are subject to Shareholder ratification at the Meeting.
Sandstorm Gold Ltd.    12    2025

Management Information Circular

		Independent	Chairman of the Board
		David E. De Witt

Age	72	Director Since:	Committee Membership:
Residence	British Columbia, Canada	April 22, 2008	• Audit Committee (Chair)
			• Corporate Governance & Nominating Committee
			• Compensation Committee

Primary Areas of Expertise:
Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway Capital Ltd., a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Law
Mining and Exploration
Mergers and Acquisitions

Principal Occupation:
Independent businessman; Chairman of Pathway Capital Ltd.

Other Public Company Directorships:
(and committee memberships)
Drummond Ventures Corp.

2024 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	94.52%	Company Shares:	974,233
Withheld	5.48%	Restricted Share Rights:	51,999
		Total “At-Risk” Market Value(2):	C$10,467,566

Sandstorm Gold Ltd.    13    2025

Management Information Circular

		Independent
		Andrew T. Swarthout

Age	73	Director Since:	Committee Membership:
Residence	Colorado, USA	March 23, 2009	• Audit Committee
			• Corporate Governance & Nominating Committee

Primary Areas of Expertise:
Mr. Swarthout was the Executive Chairman of Bear Creek Mining Corporation, a mining company, from October 2017 to May 2020. He was a director of Bear Creek Mining Corporation from 2003 to March 2025 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout was a director of Pucara Gold Ltd. from June 2020 to November 2024, when it wad acquired by Copper Standard Resources Inc., and he has been a director (and Chair) of Copper Standard Resources Inc. since November 2024. He was a director of Rio Cristal Resources Corporation from December 2006 to September 2013, and he was a director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Mining and Exploration
Mergers and Acquisitions
Executive Management
Finance and Capital Markets

Principal Occupation:
Independent Consultant

Other Public Company Directorships:
(and committee memberships)
Copper Standard Resources Inc.

2024 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	95.94%	Company Shares:	43,667
Withheld	4.06%	Restricted Share Rights:	46,999
		Total “At-Risk” Market Value(2):	C$924,793

Sandstorm Gold Ltd.    14    2025

Management Information Circular

		Independent
		John P.A. Budreski

Age	66	Director Since:	Committee Membership:
Residence	British Columbia, Canada	June 11, 2009	• Audit Committee
			• Corporate Governance & Nominating Committee
			• Compensation Committee (Chair)

Primary Areas of Expertise:
Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017. He has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. Mr. Budreski was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

Mining and Exploration
Banking and Finance
Mergers and Acquisitions

Principal Occupation:
Executive Chairman of Morien Resources Corp. Executive Chairman of EnWave Corporation

Other Public Company Directorships:
(and committee memberships)
Morien Resources Corp.
EnWave Corporation

2024 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	90.78%	Company Shares:	44,334
Withheld	9.22%	Restricted Share Rights:	138,666
		Total “At-Risk” Market Value(2):	C$1,866,600

Sandstorm Gold Ltd.    15    2025

Management Information Circular

		Independent
		Mary L. Little

Age	71	Director Since:	Committee Membership:
Residence	Colorado, USA	June 25, 2014	• Corporate Governance & Nominating Committee (Chair)
			• Compensation Committee
			• Sustainability Committee

Primary Areas of Expertise:
Ms. Little has been an independent geological consultant since 2014. Formerly, she was the founding Chief Executive Officer, President and a director (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little was a director of Pure Energy Minerals Limited from March 2015 to October 2024. She became a director of Tinka Resources Limited in April 2016. In May 2018, Ms. Little became a director of Capella Minerals Limited (formerly known as New Dimension Resources Ltd.). Ms. Little became a director of Sable Resources Ltd. on September 5, 2024. Her industry experience includes 15 years in Latin America with major mining companies Newmont Chile, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014 and was appointed to the SEG Council from 2022 to 2024. She received the 2025 Alumni Citation award from Franklin and Marshall College for distinguished accomplishments in a profession, leadership and service to the community. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under National Instrument 43-101.

Mining and Exploration
Mergers and Acquisitions
Executive Management

Principal Occupation:
Independent Consultant

Other Public Company Directorships:
(and committee memberships)
Sable Resources Ltd.
Audit Committee (Chair) Compensation Committee
Tinka Resources Limited
Audit Committee Compensation Committee
Capella Minerals Limited
Audit Committee Compensation Committee (Chair)

2024 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	92.75%	Company Shares:	356,128
Withheld	7.25%	Restricted Share Rights:	97,000
		Total “At-Risk” Market Value(2):	C$4,621,906

Sandstorm Gold Ltd.    16    2025

Management Information Circular

		Independent
		Vera Kobalia

Age	43	Director Since:	Committee Membership:
Residence	British Columbia, Canada	June 15, 2018	Sustainability Committee (Chair)

Primary Areas of Expertise:
Ms. Kobalia is the founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia, and the United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia is an AsiaGlobal Fellow at the University of Hong Kong. Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); and a member of the Economic Development Advisory Committee for the City of New Westminster, British Columbia. Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners in 2019 and is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019. In 2024, Ms. Kobalia earned the Sustainability & ESG Designation and Certification (GCB.D) from Competent Boards. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology.

Public Policy and Government
Political Risk Assessment

Principal Occupation:
Government Advisor

Other Public Company Directorships:
(and committee memberships)
Arras Minerals Corp
Audit Committee (Chair) Corporate Governance and Nominating Committee

2024 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	97.85%	Company Shares:	5,000
Withheld	2.15%	Restricted Share Rights:	82,000
		Total “At-Risk” Market Value(2):	C$887,400

Sandstorm Gold Ltd.    17    2025

Management Information Circular

		Non-Independent
		Elif Lévesque

Age	51	Director Since:	Committee Membership:
Residence	Québec, Canada	June 9, 2023	Sustainability Committee

Primary Areas of Expertise:
Elif Lévesque is a founder and former Chief Financial Officer of Nomad Royalty Company Ltd., a company formerly listed on the New York and TSX stock exchanges, from its inception in 2020 until its acquisition by the Company in August 2022. Between June 2014 and February 2020, she was Chief Financial Officer and Vice President Finance of Osisko Gold Royalties Ltd. Prior to this, Ms. Lévesque was Vice President and Controller of Osisko Mining Corporation and contributed to the finance function at Osisko since 2008. Ms. Lévesque has over 20 years of experience with Canadian and U.S. listed companies, including 18 years with leading intermediate gold producers (Cambior Inc. 2002-2006 and Iamgold Corporation 2006-2008). She is a Chartered Professional Accountant, holds a Bachelor's degree in Economics and an MBA from Clark University (Massachusetts, USA) and has an ICD.D designation. Ms. Lévesque was the winner in the category “Financial executive of a small or medium enterprise” in the 2018 Aces of Finance competition held by FEI Canada, Québec Section and was named as one of the “Top 100 global inspirational women in mining”, 2018 edition of Women in Mining in the UK.

Executive Management
ESG and Climate Change
Accounting/Financial Controls
Mergers and Acquisitions
Risk Management

Principal Occupation:
Corporate Director

Other Public Company Directorships:
(and committee memberships)
Cascades Inc.
Audit and Finance Committee Human Resources Committee
G Mining Ventures Corp.
Audit & Risk Committee (Chair) Environment, Social and Governance Committee Human Resources and Compensation Committee

2024 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	94.16%	Company Shares:	125,361
Withheld	5.84%	Restricted Share Rights:	32,750
		Total “At-Risk” Market Value(2):	C$1,612,732

1.For details concerning Stock Options (as hereinafter defined in this Circular) held by each of the above persons and the year-end “at risk” value of their Stock Options, kindly refer to the specific disclosure contained within the “EXECUTIVE COMPENSATION” section of this Circular.
2.Based on the closing price of the Shares on the TSX on April 9, 2025, of C$10.20.
No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

Sandstorm Gold Ltd.    18    2025

Management Information Circular
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company, no proposed Director:
a)is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, chief executive officer or chief financial officer of any company (including the Company) that:
i.was the subject, while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
ii.was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company; or
b)is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
c)has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or
d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
e)has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;
other than John P.A. Budreski. Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies, and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect.
Sandstorm Gold Ltd.    19    2025

Management Information Circular
Interlocking Directorships/Committee Appointments
None of the Directors serve together on other public company Boards and committees.
Meeting Attendance
The table below presents the Director attendance at Board and committee meetings held during 2024. Director attendance at the annual Shareholders’ meeting held each year is not mandatory, however, historically, a majority of the Directors have attended the Company’s annual Shareholder meetings. Non-committee member Directors also regularly attend Audit Committee meetings as guests.
Attendance Chart

Director	Board Meetings[2]		Audit Committee Meetings[1]		Corporate Governance & Nominating Committee Meetings [3]		Compensation Committee Meetings		Sustainability Committee Meetings [4]

	#	%	#	%	#	%	#	%	#	%
Nolan Watson	5/5	100%	-	-	-	-	-	-	-	-
David Awram	5/5	100%	-	-	-	-	-	-	-	-
David E. De Witt	5/5	100%	4/4	100%	1/1	100%	2/2	100%	-	-
John P.A. Budreski	5/5	100%	4/4	100%	1/1	100%	2/2	100%	-	-
Andrew T. Swarthout	5/5	100%	4/4	100%	1/1	100%	-	-	-	-
Mary L. Little	5/5	100%	-	-	1/1	100%	2/2	100%	1/1	100%
Vera Kobalia	5/5	100%	-	-	-	-	-	-	1/1	100%
Elif Lévesque	5/5	100%	-	-	-	-	-	-	1/1	100%
1.The members of the Company’s Audit Committee (the “Audit Committee”) meet in camera with the Company’s auditors at each Audit Committee meeting.
2.Although the Board only met on a formal basis five times in 2024, other matters to be considered by the Board were circulated to, discussed by and approved by the Board by consent resolution throughout 2024.
3.Although the Corporate Governance & Nominating Committee only met on a formal basis once in 2024, other matters to be considered by this committee were circulated to, discussed by and approved by the Corporate Governance & Nominating Committee by consent resolution in 2024.
4.The Sustainability Committee was formed in March 2024, and although it only met on a formal basis once in 2024, other matters to be considered by this committee were circulated to and discussed by the Sustainability Committee in 2024.

Appointment of Auditors
PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), are the auditors of the Company and were first appointed as auditors of the Company on June 17, 2016.
Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the appointment of PwC as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.
Sandstorm Gold Ltd.    20    2025

Management Information Circular
Approval of Amendments to and Unallocated Stock Options under Stock Option Plan
Background
The terms of the Stock Option Plan ("Stock Option Plan") and additional disclosure related to the Stock Option Plan which is required by the TSX is set forth in this Circular under "SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS - Stock Option Plan".
Amendments to the Stock Option Plan
As discussed below in this Circular and also under "SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS - Stock Option Plan - 2025 Stock Option Plan Amendments", the Corporate Governance & Nominating Committee and the full Board have recently reviewed the Stock Option Plan and the Board approved certain housekeeping and other appropriate amendments to it on April 9, 2025 (further defined below as the General Housekeeping Amendments, the Conversion Amendment and the Evergreen Feature and collectively the “2025 Stock Option Plan Amendments”).
Shareholder approval is being requested below with respect to the Company's new Performance Share Plan ("Performance Share Plan") pursuant to which the Directors of the Company may, from time to time and subject to the restrictions laid out in the Performance Share Plan, grant Performance Share Rights (as defined below) to Eligible Employees under the Performance Share Plan entitling such Eligible Employees to acquire up to an aggregate maximum of 4,400,000 Shares.
On April 9, 2025, the Board approved certain general housekeeping amendments to the Stock Option Plan which would harmonize certain sections of the Stock Option Plan, including certain defined terms, to similar sections and defined terms as contained in the new Performance Share Plan (the
"General Housekeeping Amendments"). Kindly note that, while the General Housekeeping Amendments DO NOT require Shareholder approval, these General Housekeeping Amendments do require the approval of the TSX.
The Board also approved amendments to the Stock Option Plan which convert it from a "rolling" plan into a "fixed maximum" plan pursuant to which the Company may issue only up to a maximum of 14,112,417 Shares, representing the exact number of the Company's outstanding Stock Options ("Stock Options") as of December 31, 2024, upon exercise of Stock Options issued under it (the "Conversion Amendment").
In addition, as permitted pursuant to rules of the TSX, the conversion of the Stock Option Plan from a "rolling" plan into a "fixed maximum" plan now also includes provisions for the replenishment of the number of securities reserved under the Stock Option Plan when Stock Options are exercised (i.e. the maximum number of Shares reserved for issuance from treasury under the Stock Option Plan will be automatically replenished by that number of Shares which is equal to the number of Shares issued by the Company from time to time upon exercise of any Stock Options) (the "Evergreen Feature") .
Sandstorm Gold Ltd.    21    2025

Management Information Circular
It is important to note that the Conversion Amendment to the Stock Option Plan is subject to Board discretion to not proceed with such conversion in the event that Shareholder approval is not obtained at the Meeting to the Company's new Performance Share Plan as discussed below.
The Board has approved this important Conversion Amendment to the Stock Option Plan in order to reduce the number of Shares issuable in total under all of the Company's equity compensation plans. Together, the introduction of the Performance Share Plan and the Conversion Amendment to the Stock Option Plan will reflect the increased importance and weighting of Restricted Share Rights under the Company's Restricted Share Plan ("Restricted Share Plan") and/or Performance Share Rights under the Performance Share Plan and a decreased reliance by the Company on Stock Options under the Stock Option Plan as long-term incentives in the Company's compensation program.
Other than the 2025 Stock Option Plan Amendments, all of the other provisions of the Stock Option Plan shall remain substantially unchanged and in full force and effect. The Board has approved the 2025 Stock Option Plan Amendments, subject to the approval of the Shareholders (excluding the General Housekeeping Amendments) and the TSX.
A blacklined copy of the full text of the proposed form of amended Stock Option Plan containing all of the 2025 Stock Option Plan Amendments and comparing it to the form of Stock Option Plan previously approved by the Shareholders is attached to this Circular as Schedule “A”.
Approval of Unallocated Stock Options
When Stock Options are granted pursuant to the Stock Option Plan, Shares that are reserved for issuance pursuant to these outstanding unexercised Stock Options are considered “allocated” Stock Options by the TSX. As the maximum number of Shares which may be issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements (i.e. the Restricted Share Plan, and now the new Performance Share Plan as well), was previously set at 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time before the Board approved the 2025 Stock Option Plan Amendments, additional Shares may be issued by the Company under the Stock Option Plan which are not the subject of current unexercised Stock Option grants, and these are considered to be “unallocated” Stock Options by the TSX.
In the case of the Company’s Stock Option Plan, amendments were last approved by Shareholders at the Annual General and Special Meeting of Shareholders held on June 3, 2022, which approval also included all unallocated Stock Options. Shareholders are being asked to approve such unallocated Stock Options at the Meeting.
Sandstorm Gold Ltd.    22    2025

Management Information Circular
Approval by Shareholders
As required by the TSX, an ordinary resolution will be placed before the Shareholders at the Meeting to approve the 2025 Stock Option Plan Amendments (excluding the General Housekeeping Amendments) which require Shareholder approval (the “Amendments Resolution”), as well as a separate second ordinary resolution to approve the unallocated Stock Options under the Stock Option Plan (the “Unallocated Options Resolution”). Shareholder approval to the Unallocated Options Resolution will be effective for three years from the date of the Meeting.
Assuming that the Shareholders and the TSX approve the conversion of the Stock Option Plan from a "rolling" plan to a "fixed maximum" plan with an Evergreen Feature, going forward the TSX will still require shareholder approval of unallocated Stock Options under the amended Stock Option Plan because the plan contains the Evergreen Feature.
With respect to the below Unallocated Options Resolution, if approval is not obtained at the Meeting, Stock Options which have not been allocated as of May 30, 2025, and Shares underlying Stock Options which are outstanding as at May 30, 2025 and are subsequently cancelled or terminated will not be available for the new grant of Stock Options under the Stock Option Plan. Previously allocated Stock Options will be unaffected by the approval or disapproval by the Shareholders of the Unallocated Options Resolution.
With respect to the Amendments Resolution, if approval is not obtained at the Meeting, the version of the Stock Option Plan which was in effect immediately prior to such 2025 Stock Option Plan Amendments shall continue in full force and effect.
The Board and management consider the approval of the Amendments Resolution and the separate approval of the Unallocated Options Resolution to be appropriate and in the best interests of the Company.
Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Amendments Resolution and FOR the approval of the Unallocated Options Resolution.
The text of the ordinary resolution approving the Amendments Resolution is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.
“RESOLVED, with or without amendment, that subject to receipt of regulatory approval:
1those certain amendments to the Company's Stock Option Plan, which convert the Stock Option Plan from a "rolling" plan to a "fixed maximum" plan with an "evergreen" feature, all as disclosed in the blacklined copy of the Stock Option Plan attached as Schedule "A" to the Company’s Management Information Circular dated April 9, 2025, be and are hereby ratified and approved; and
2    any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary
Sandstorm Gold Ltd.    23    2025

Management Information Circular
or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”
The text of the ordinary resolution approving the Unallocated Options Resolution is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.
RESOLVED, with or without amendment, that subject to receipt of regulatory approval:
1all unallocated Stock Options under the Stock Option Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue granting Stock Options as may be permitted under the Stock Option Plan until May 30, 2028, which is the date that is three years from the date upon which Shareholder approval is being sought; and
2any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”
Approval of Unallocated Restricted Share Rights under Restricted Share Plan
Background
The terms of the Restricted Share Plan and other disclosure related to the Restricted Share Plan which is required by the TSX is set forth in detail in this Circular under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS – Restricted Share Plan”.
Amendments to the Restricted Share Plan
The Corporate Governance & Nominating Committee and the full Board have recently reviewed the Restricted Share Plan and the Board approved certain housekeeping amendments to it on April 9, 2025 (the “2025 Restricted Share Plan Amendments”).
The 2025 Restricted Share Plan Amendments are disclosed in the blacklined copy of the Restricted Share Plan attached as Schedule "B" to this Circular. Pursuant to the terms of the Restricted Share Plan and the policies of the TSX, these housekeeping amendments DO NOT require approval by the Shareholders. Other than the 2025 Restricted Share Plan Amendments, all of the other provisions of the Restricted Share Plan shall remain unchanged and in full force and effect. The Board has approved the 2025 Restricted Share Plan Amendments.
The Restricted Share Plan was transitioned into a fixed maximum evergreen plan in 2019. The evergreen feature of the Restricted Share Plan means that the maximum number of Shares reserved for issuance
Sandstorm Gold Ltd.    24    2025

Management Information Circular
from treasury under the Restricted Share Plan is automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Company from time to time upon the vesting of any Restricted Share Rights ("Restricted Share Rights" or "RSRs"). The adoption of this Automatic Replenishment Feature in the Restricted Share Plan in 2019 made the Restricted Share Plan a fixed maximum evergreen plan under the policies of the TSX, requiring that the Shareholders approve the unallocated Restricted Share Rights under the Restricted Share Plan at least once every three years thereafter (i.e. by not later than June 3, 2025).
The Restricted Share Plan was last approved by Shareholders at the Annual and Special Meeting of Shareholders held on June 7, 2019, including all unallocated Restricted Share Rights. The Shareholders last approved solely unallocated Restricted Share Rights at the Annual and Special Shareholder meeting held on June 3, 2022.
As required by the TSX, an ordinary resolution will be placed before the Shareholders at the Meeting to approve the unallocated Restricted Share Rights under the Restricted Share Plan (“Unallocated RSRs Resolution”). This Shareholder approval will be effective for three years from the date of the Meeting.
Approval by Shareholders
If approval is not obtained at the Meeting, Restricted Share Rights which have not been allocated as of May 30, 2025, and Shares underlying Restricted Share Rights which are outstanding as at May 30, 2025 and are subsequently cancelled or terminated, will not be available for the new award of Restricted Share Rights under the Restricted Share Plan. Previously allocated Restricted Share Rights will be unaffected by the approval or disapproval by the Shareholders of the Unallocated RSRs Resolution.
The Board and management consider the approval of the Unallocated RSRs Resolution to be appropriate and in the best interests of the Company.
Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Unallocated RSRs Resolution.
The text of the ordinary resolution approving the Unallocated RSRs Resolution is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.
“RESOLVED, with or without amendment, that subject to receipt of regulatory approval:
1all unallocated Restricted Share Rights under the Restricted Share Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue awarding Restricted Share Rights under the Restricted Share Plan until May 30, 2028, which is the date that is three years from the date upon which Shareholder approval is being sought; and
2any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”
Sandstorm Gold Ltd.    25    2025

Management Information Circular
Approval of New Performance Share Plan and 2024 Performance Share Rights Awards
Background
At a meeting of the Compensation Committee held on November 14, 2024, the Compensation Committee approved a form of Performance Share Plan and they recommended the adoption of this new Performance Share Plan to the Board. At a meeting held on December 12, 2024, the Board approved the Performance Share Plan, subject to both Shareholder approval and approval by the TSX.
Please also see "Compensation Committee - Independent Compensation Advisor" in this Circular.
The Performance Share Plan provides a framework for the issuance of Performance Share Rights by the Company ("Performance Share Rights" or "PSRs").
Pursuant to this new Performance Share Plan, the Board may, from time to time and subject to the restrictions laid out in the Performance Share Plan, grant Performance Share Rights to "Eligible Employees" (as defined in the Performance Share Plan) entitling such Eligible Employees to acquire up to an aggregate maximum of 4,400,000 Shares.
The award of Performance Share Rights is a new variable and discretionary component of compensation intended to reward the Company’s executives for accretively growing the Company and increasing the value of the Shares. Awards of Performance Share Rights seek to align the interests of management with the interests of Shareholders.
All Performance Share Rights awarded will cliff-vest after three years and the number of Shares which will be issued by the Company to each executive for each Performance Share Right held will be based upon the Company's performance during that three year performance period (the "Performance Period") against each of two benchmark groups. 50% of the Performance Share Rights granted will be tracked over the Performance Period relative to the first benchmark group and 50% of the Performance Share Rights granted will be tracked over the Performance Period relative to the second benchmark group. The first benchmark group will be comprised of seven publicly traded North American royalty companies selected by the Board as of the date of grant of Performance Share Rights, and the second benchmark group will be the GDX.
The GDX is an exchange traded fund ("ETF") and is the ticker symbol for the VanEck Vectors Gold Miners ETF, which is designed to provide investors with exposure to the gold mining industry by holding a basket of stocks of companies involved in gold mining (the "GDX"). An ETF is a type of investment fund that is traded on an exchange, like a stock, and can be bought and sold throughout a trading day.
At the end of the Performance Period, a calculation will be completed in order to determine the cumulative "under" or "out performance" of the Share price relative to each of the two selected benchmark groups. The actual number of Performance Share Rights that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of these performance conditions.
Sandstorm Gold Ltd.    26    2025

Management Information Circular
The payout multiplier for each measure will be determined by the Board/Committee according to the performance criteria and may be zero if the Company does not achieve a specified level of threshold performance and will be capped at 200% for maximum performance. The extent to which each Performance Condition is met will be determined by the Board/Committee, subject to any applicable adjustments as may be determined by the Board/Committee.
The below table illustrates the number of Performance Shares which would be issued to an Eligible Employee for each Performance Share Right held, based upon the Company’s performance during the Performance Period against each of the aforementioned two (2) benchmark groups:

Calculation Table for Performance Shares to be Received by the Eligible Employee on the Vesting Date (1)
0 (i.e. zero) X one PSR held, if the Company's performance is:	0.5 X one PSR held, if the Company's performance is:	1.0 X one PSR held, if the Company's performance is:	1.5 X one PSR held, if the Company's performance is:	2.0 X one PSR held, if the Company's performance is:
BELOW MINUS 20% (i.e. underperformance)	BELOW MINUS 10% - to - MINUS 20%	0% to either MINUS 10% or PLUS 10%	GREATER THAN PLUS 10% - to - PLUS 20%	GREATER THAN PLUS 20% (i.e. outperformance)
1.For example, if an Eligible Employee was originally granted 100 PSRs on the Grant Date, then 50 of such PSRs would be benchmarked against Group 1 and 50 of such PSRs would be benchmarked against Group 2. Using this example, at the end of the Performance Period, if the Company had cumulatively outperformed Group 1 (i.e. the royalty company group) by 5%, but had underperformed Group 2 (i.e. the GDX) by 15%, then the number of Performance Shares to be issued to the Eligible Employee on the Vesting Date would be 75 (i.e. 50 x 1.0 for the Group 1 benchmark and 50 x 0.5 for the Group 2 benchmark).

Accordingly, actual vesting will range from 0% to 200% of the original number of Performance Share Rights granted to the Eligible Employee, based upon the foregoing parameters and specified performance benchmarks must be achieved in order for any performance-based share compensation to vest.
The Performance Period begins on the date of grant and ends on the third anniversary of the grant date of Performance Share Rights. For greater certainty, all Performance Share Rights granted under the Performance Share Plan to an Eligible Employee will vest on the first business day following that day which is the third anniversary of the Grant Date.
Assuming that the required Shareholder and TSX approval is granted for the Performance Share Plan, going forward, the Compensation Committee will consider, and review proposed awards of Performance Share Rights as part of its overall assessment of the Company and individual executive performance.
Together, the introduction of the Performance Share Plan and the proposed conversion of the Stock Option Plan from a "rolling" plan into a "fixed maximum" plan as discussed above in this Circular reflect the increased importance and weighting of Restricted Share Rights and/or Performance Share Rights and a decreased reliance by the Company on Stock Options as long-term incentives in the Company's compensation program.
A copy of the Performance Share Plan is attached as Schedule "C" to this Circular.
Sandstorm Gold Ltd.    27    2025

Management Information Circular
Performance Share Rights Awards
On December 12, 2024, the Board, on the recommendation of the Compensation Committee, awarded an aggregate of 550,000 Performance Share Rights to the Company's five NEOs and an aggregate of 64,500 Performance Share Rights to seven of the Company's employees, for a total grant of 614,500 Performance Share Rights awarded in 2024 (the "2024 Performance Share Rights Awards").
Because the Performance Share Plan had not as yet received either TSX or Shareholder approval as of the date of grant of these 614,500 Performance Share Rights, the TSX requires that the Company also seek Shareholder approval for these awards at the Meeting. The outstanding 614,500 Performance Share Rights represents 0.2% of the issued Shares as of December 31, 2024.
In the event that the Shareholders do not approve the Performance Share Plan at the Meeting, all Performance Share Rights awarded by the Company on December 12, 2024 will be cancelled and the Compensation Committee will re-evaluate appropriate compensation.
The Performance Share Rights awarded in 2024 are as follows:

Name of NEO/Eligible Employee	Title of NEO/Eligible Employee	Number of PSRs Awarded [1]	PSR Award Value [2] (C$)

Nolan Watson	President & Chief Executive Officer	180,000	$1,072,800
David Awram	Sr. Executive Vice-President	100,000	$596,000
Erfan Kazemi	Chief Financial Officer	100,000	$596,000
Ian Grundy	Executive Vice-President, Corporate Development	100,000	$596,000
Tom Bruington	Executive Vice-President, Project Evaluation	70,000	$417,200
Non-NEO Employees (7)	Internal Executives	64,500	$384,420
	Total Awards	614,500
1.These Performance Share Rights have a three year Performance Period, which commenced December 12, 2024.
2.Calculated using the Monte Carlo simulation model as the methodology to calculate the award date fair value of each PSR as of December 12, 2024 (C$5.96 or ~ $4.14 per PSR) and relied on the following key assumptions and estimates for the 2024 PSR calculations: grant date Share price of C$8.09; expected stock price volatility of 38.0%; risk free interest rate of 4.09%; and expected life of PSRs of three years. The Company chose this methodology as it is the standard for companies in Canada.
Approval by Shareholders
At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set out below, subject to such amendments variations or additions as may be approved at the Meeting, approving the adoption of the Performance Share Plan and approving the 2024 Performance Share Rights Awards.
This ordinary resolution must be approved by a simple majority of the votes cast at the Meeting in accordance with the rules and policies of the TSX.
The Board and management consider the approval of the Performance Share Plan and the 2024 Performance Share Rights Awards to be appropriate and in the best interests of the Company.
Sandstorm Gold Ltd.    28    2025

Management Information Circular
Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Performance Share Plan and the 2024 Performance Share Rights Awards.
The text of the ordinary resolution approving the Performance Share Plan and the 2024 Performance Share Rights Awards is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.
Sandstorm Gold Ltd.    29    2025

Management Information Circular

"RESOLVED, with or without amendment, that:
1    subject to receipt of the final approval of the Toronto Stock Exchange, the adoption of the Performance Share Plan by the Company, substantially in the form attached as Schedule "C" to the Information Circular of the Company dated April 9, 2025, pursuant to which the Board of Directors of the Company may, from time to time and subject to the restrictions laid out in the Performance Share Plan, grant Performance Share Rights to Eligible Employees under the Performance Share Plan, entitling such Eligible Employees to receive up to an aggregate maximum of 4,400,000 common shares of the Company, as fully paid and non-assessable, be and is hereby authorized and approved;
2    the award by the Company on December 12, 2024, of an aggregate of 550,000 Performance Share Rights to the Company's five NEOs and an aggregate of 64,600 Performance Share Rights to seven of the Company's employees, for a total grant of 614,500 Performance Share Rights awarded in 2024, all as disclosed in the Company’s Management Information Circular dated April 9, 2025, be and is hereby ratified and approved; and
3    any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange.”

Special Matters
Say on Pay Advisory Vote
The Company’s new internal policy relating to executive compensation, known as “Say on Pay”, gives Shareholders a formal opportunity to provide their views on the executive compensation plans of the Company through an annual advisory vote.
"Say on Pay" is a non-binding advisory resolution to accept the Company's approach to executive compensation. The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the executive compensation plans of the Company. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies for the Company and the Board will take the voting results into account when considering the executive compensation plans and policies of the Company for future periods.
In the event that a significant number of Shareholders oppose the resolution, the Board will endeavour to consult with its Shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns.
Sandstorm Gold Ltd.    30    2025

Management Information Circular
The Board will consider disclosing to Shareholders as soon as is practicable, and no later than in the management information circular for its next annual shareholder meeting, a summary of any comments received from Shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board (or why no changes will be made).
The Board believes that it is important to have constructive engagement with its Shareholders to allow and encourage Shareholders to express their views on governance matters directly to the Board outside of the Meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes.
At the Meeting, the Shareholders will be asked to consider this non-binding advisory resolution on executive compensation, known as “Say on Pay”. The Board and management recommend the adoption of the "Say on Pay" resolution. To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Shares present in person, or represented by proxy, at the Meeting.
Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR such "Say on Pay" resolution.
The text of the "Say on Pay" ordinary resolution is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.
“RESOLVED, with or without amendment, THAT on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company ("Board"), that the Shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” as contained in Company’s Management Information Circular dated April 9, 2025, and delivered to Shareholders in advance of the Meeting.”
Other Matters
Management of the Company does not intend to introduce any other business at the Meeting and is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.
Sandstorm Gold Ltd.    31    2025

Management Information Circular
General Proxy Information
Appointment of Proxyholder
The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).
A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.
Voting by Proxy
Only registered Shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares (as hereinafter defined) represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.
If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.
The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.
Completion and Return of Proxy
Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.
Sandstorm Gold Ltd.    32    2025

Management Information Circular
Non-Registered Holders
Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the Share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.
There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).
Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.
With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
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Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
a)be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow; or
b)be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. In addition, under New York Stock Exchange (“NYSE”) rules, an Intermediary subject to the NYSE rules and who has not received specific voting instructions from the Non-Registered Shareholder may not vote the Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountant. The approval of the number of Directors and the election of Directors, on the other hand, are each “non-routine” proposals. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.
A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.
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Management Information Circular
These securityholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders of the Company’s securities. If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
Revocability of Proxy
Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf. Intermediaries may have different rules and procedures relating to proxy instructions and Non-Registered Shareholders should contact their Intermediary for additional information.
Notice and Access
In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily accessible website, rather than mailing physical copies of the materials.
The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website at www.sandstormgold.com. The Meeting Materials will be available on the Company’s website as of April 22, 2025, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca (Canada) or at www.sec.gov (United States) as of April 22, 2025.
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Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Mark Klausen at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 258, or from outside North America by calling 604-628-1164, or by e-mail at info@sandstormgold.com. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. Those Shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of the Meeting Materials.
Voting Securities and Principal Holders Thereof
The Company is authorized to issue an unlimited number of Shares, of which 293,475,255 Shares are issued and outstanding as of April 9, 2025. Persons who are Registered Shareholders at the close of business on April 9, 2025, will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.
To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

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Management Information Circular
Executive Compensation
Named Executive Officers
For the purposes of the Executive Compensation section of this Circular, the following five individuals are referred to as the “Named Executive Officers” or “NEOs”:

Name	Title

Nolan Watson	President and Chief Executive Officer (“CEO”)
David Awram	Senior Executive Vice-President
Erfan Kazemi	Chief Financial Officer (“CFO”)
Tom Bruington	Executive Vice-President, Project Evaluation
Ian Grundy	Executive Vice-President, Corporate Development
Compensation Discussion and Analysis
Compensation Program Overview
OBJECTIVES OF COMPENSATION PROGRAM
The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Company’s compensation programs are designed to attract, motivate and retain high-caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders.
COMPENSATION PHILOSOPHY
The following key principles guide the Company’s overall compensation philosophy:
a)compensation is determined on an individual basis by the need to attract and retain talented high-achievers;
b)calculating total compensation is set with reference to the market for similar jobs in similar locations;
c)an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;
d)internal equity is maintained such that individuals in similar jobs are treated fairly; and
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e)the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.
COMPENSATION GOALS
1)Attract, Hold and Inspire Key Talent — the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:
i.a competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and
ii.providing an opportunity to participate in the Company’s growth through Stock Options and Restricted Share Rights (as hereinafter defined in this Circular).
2)Alignment of Interest of Management with Interest of the Company’s Shareholders — the compensation package meets the goal of aligning the interests of management with the interest of the Company’s Shareholders through the following elements:
i.the award of Stock Options and Restricted Share Rights, each of which aligns both the upside potential and the downside risk of returns. If the price of the Company’s Shares increases over time, both executives and Shareholders will benefit;
ii.staged vesting of both Stock Options and Restricted Share Rights (over a period of three years), each of which drives management to create long-term Shareholder value, rather than focusing on short-term increases. The vesting element also encourages executives to remain with the Company;
iii.the award of Performance Share Rights (under the Company's new Performance Share Plan, if approved by the Shareholders and the TSX), with three year cliff-vesting. This vesting element also encourages executives to remain with the Company; and
iv.an executive Share ownership policy which requires that management (and the independent members of the Board) own a minimum number of Shares (please refer to the “CORPORATE GOVERNANCE - Stock Ownership Guidelines Policy” portion of this Circular for full details).
COMPENSATION RISK ASSESSMENT AND GOVERNANCE
The Company’s Compensation Committee was formed in May 2015 and is responsible for reviewing the overall executive compensation program on an annual basis and considering the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. The Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the Named Executive Officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. Long-term components, such as the award of Restricted Share Rights or the grant of Stock Options or the award of Performance Share Rights (under the Company's new Performance Share Plan, if approved by the Shareholders and the TSX), are all subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks. The realization of value from the long-term incentive component of the
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executive compensation program is entirely dependent upon long-term appreciation in Shareholder value. In addition to these structural components, the Compensation Committee also has regard to the fact that two of the Named Executive Officers are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value over the long-term. Additionally, the Company has adopted a number of policies and guidelines which further discourage inappropriate or excessive risk-taking and promote a culture of ownership among the Company’s senior executives, as outlined in the table below:

POLICY/GUIDELINE	APPLIES TO	HOW

Clawback Policy	The CEO, President, CFO, Controller, any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy making function for the Company.
Applies in the event of an accounting restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The Clawback Policy applies to any incentive-based compensation (including cash and equity such as Stock Options, Restricted Share Rights and Performance Share Rights), which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results.

Anti-Hedging Policy	All Directors, officers and employees of the Company or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company.
The Company does not permit its executive officers, employees or Directors to hedge any of the equity compensation granted to them – i.e. the Anti-Hedging Policy prohibits directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk.

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Stock Ownership Guidelines Policy	The CEO, CFO, Senior Executive Vice-President, Executive Vice-President, Corporate Development and the Executive Vice-President, Project Evaluation as well as each of the non-employee Directors.
Required to hold Shares/Restricted Share Rights (unexercised Stock Options, whether vested or not, do not apply) which are worth a specified multiple of their annual base salary (in the case of the NEO’s) or the cash annual retainer (in the case of the non-employee Directors). Ian Grundy was promoted to the position of Executive Vice-President, Corporate Development on January 1, 2023, and became subject to the Stock Ownership Guidelines Policy on that date. Performance Share Rights will be added into the Stock Ownership Guidelines Policy once the necessary Shareholder and TSX approval has been received by the Company.

The applicable guideline level of Share ownership is expected to be satisfied by each of the Guidelines Participants (as hereinafter defined) (including the non-employee Directors) within five years after first becoming subject to the Ownership Guidelines. Vera Kobalia was elected to the Board at the 2018 Shareholder Meeting and thus was expected to satisfy her applicable guideline level of Share ownership by June 15, 2023 (which deadline has been extended to June 15, 2025). Elif Lévesque was elected to the Board at the 2023 Shareholder Meeting (June 9, 2023) and became subject to the Stock Ownership Guidelines Policy on that date.

Aligns the financial interests of the Company’s NEOs and non-employee Directors with those of the Shareholders. See page 108 for details on the Stock Ownership Guidelines Policy.
Double Trigger vesting of equity upon change of control	All executives and employees of the Company who have been awarded equity-based compensation (i.e. Stock Options/Restricted Share Rights)	Stock Option/Restricted Share Rights/Performance Share Rights awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or with good reason).
Please refer to “Clawback Policy”, “Anti-Hedging Policy” and “Stock Ownership Guidelines Policy”, under “CORPORATE GOVERNANCE” in this Circular for additional details concerning these important policies.
There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.
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Role of the Compensation Committee
The Compensation Committee was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management (collectively referred to under this heading only as, “Executive Management”) in a manner that will enhance the sustainable profitability and growth of the Company.
The members of the Compensation Committee are John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE rules. The Compensation Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Compensation Committee, including experience with financial matters, human resources and management of public companies. The skills and experience of the individual members of the Compensation Committee enable the Compensation Committee to make the necessary decisions on the suitability of the Company’s compensation policies and practices.
In accordance with the Terms of Reference for the Compensation Committee, the Compensation Committee shall:
—meet at least once per year;
—review and recommend the compensation philosophy and guidelines for the Company, including considering the implications of the potential risks associated with the Company’s compensation policies and programs;
—lead the annual CEO review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board;
—in consultation with the CEO, review the CEO’s assessment of non-CEO Executive Management and fix the compensation of each member of non-CEO Executive Management for recommendation to the Board for approval;
—in consultation with the CEO, review and make recommendations to the Board for its approval: (i) all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management; (ii) benefit plans applicable to Executive Management; and (iii) any stock option plan, restricted share plan, performance share plan, or other similar equity-based plan and the granting/awarding of any amounts under such plans;
—review and recommend for approval any agreements providing for the payment of benefits following a change of control or severance of Executive Management following a termination of employment; and
—annually review the Directors’ compensation program and make any recommendations to the Board for approval.
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The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties, and retained Lane Caputo (as defined below) in March 2024 to review the Company's compensation practices. Please see "Committee Information - Compensation Committee - Independent Compensation Advisor" in this Circular for additional information.
A copy of the Terms of Reference for the Compensation Committee may be accessed on the Company’s website at www.sandstormgold.com.
During 2024, the Compensation Committee reviewed the Company’s past and current compensation levels for executives in the context of practices in the current market and with reference to an array of companies with similar attributes, which companies were selected by the Compensation Committee as set out below under “Benchmarking” (the “2024 Combined Comparator Group”). The Compensation Committee made recommendations to the Board after reviewing these matters, discussing various factors with management, comparing compensation to the 2024 Combined Comparator Group, and receiving recommendations from the CEO with respect to 2025 annual base salaries and 2024 annual performance-based cash incentives and long-term incentive awards (including Performance Share Rights under the Company's new Performance Share Plan) for the Company’s non-CEO executive officers. In making its recommendations to the Board, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines.
For additional information on the Compensation Committee's activities, please see "Committee Information - Compensation Committee" in this Circular.
Role of the CEO in 2024 with the Compensation Committee
The CEO completed an annual review and assessment of each executive’s performance. Based on his evaluation, the CEO made a recommendation to the Compensation Committee on base salaries, cash bonuses and long-term incentive plan awards for each executive, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board. While the CEO may make recommendations with respect to his own compensation, the ultimate recommendation for Board approval with respect to CEO compensation is made by the Compensation Committee in its sole discretion.
Benchmarking
The Compensation Committee members believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly traded mining and royalty companies of similar size, as determined by market capitalization and complexity, to the Company and that are based in North America. The following table summarizes the 2024 Combined Comparator Group used for the purpose of determining 2025 annual base salaries and 2024 annual bonuses and equity-based compensation:
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2024 Combined Comparator Group

Mining Companies	Royalty Companies
Aris Mining Corporation	Altius Minerals Corporation
Dundee Precious Metals Inc.	Diversified Royalty Corp.
Calibre Mining Corp.	Franco-Nevada Corporation
Endeavour Silver Corp.	Freehold Royalties Ltd.
Equinox Gold Corp.	Gold Royalty Corp.
Ero Copper Corp.	Osisko Gold Royalties Ltd.
Fortuna Mining Corp.	PrairieSky Royalty Ltd.
MAG Silver Corp.	Royal Gold, Inc.
Orla Mining Ltd.	Triple Flag Precious Metals Corp.
SilverCrest Metals Inc.	Wheaton Precious Metals Corp.
Executive Compensation Elements
It has been the compensation philosophy of the Company to provide a market-based total compensation package consisting of a blend of base salaries, cash bonuses and long-term equity incentives in the form of Stock Options and/or Restricted Share Rights. Commencing in December 2024, the Company approved the adoption of a Performance Share Plan pursuant to which the Company intends to issue Performance Share Rights. The Performance Share Plan is subject to approval by the TSX and by the Shareholders at this Meeting, including the 2024 Performance Share Rights Awards.
For the financial year ended December 31, 2024, the Company’s executive compensation program consisted of the following elements:

°	base salary;
°	annual performance-based cash incentives;
°	equity compensation consisting of Restricted Share Rights and/or;
°	equity compensation consisting of Performance Share Rights; and
°	medical and other benefits.
The Company believes that the bonus, Restricted Share Rights and/or Performance Share Rights components of compensation serve to further align the interests of management with the interests of the Shareholders.
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The specific rationale and design of each of these elements are outlined in detail below:

ELEMENT OF COMPENSATION	SUMMARY AND PURPOSE OF ELEMENT

Base Salary
Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The Compensation Committee will review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. The Compensation Committee intends to recommend annual salary adjustments by December of each year for the 12-month period from January 1 to December 31 of the following year.

Annual Performance- Based Cash Incentives
Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. In recommending annual performance-based awards, the Compensation Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing. The Compensation Committee considers and reviews annual performance-based cash awards as part of its overall annual assessment of the Company and individual performance. The Compensation Committee intends to recommend awards by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Restricted Share Rights
The award of Restricted Share Rights under the Company’s Restricted Share Plan is a variable and discretionary component of compensation intended to reward the Company’s executive officers for accretively growing the Company and increasing the value of the Shares. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s Shareholders through the possible increase in the price of the Shares over time. Restricted Share Rights always have a minimum vesting period of three years and are settled in Shares on vesting.
The Compensation Committee considers, and reviews awards of Restricted Share Rights as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the award of Restricted Share Rights by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

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ELEMENT OF COMPENSATION	SUMMARY AND PURPOSE OF ELEMENT

Performance Share Rights
The award of Performance Share Rights under the Company’s new Performance Share Plan is a new variable and discretionary component of compensation intended to reward the Company’s executives for accretively growing the Company and increasing the value of the Shares. Awards of Performance Share Rights seek to align the interests of management with the interests of Shareholders. Performance Share Rights will cliff-vest after three years and the number of Shares which would be issued to an executive for each PSR held will be based upon the Company's performance during said three year performance period against each of two benchmark groups. 50% of the PSRs granted will be tracked over the three year performance period relative to the first benchmark group and 50% of the PSRs granted will be tracked over the three year performance period relative to the second benchmark group. The first benchmark group will be comprised of seven publicly traded North American royalty companies selected by the Board as of the date of grant and the second benchmark group will be the GDX. At the end of the three year performance period, a calculation will be completed in order to determine the cumulative "under" or "out performance" of the Share price relative to each of the two benchmark groups. The actual number of Performance Share Rights that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of these performance conditions.
Going forward, the Compensation Committee will consider, and review awards of Performance Share Rights as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the award of Performance Share Rights by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

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ELEMENT OF COMPENSATION	SUMMARY AND PURPOSE OF ELEMENT

Stock Options
The granting of Stock Options under the Company’s Stock Option Plan has historically been a variable and discretionary component of compensation intended to incentivize the Company’s executive officers to accretively grow the Company and increase the value of the Shares. Stock Option grants have always had a term of five years with a minimum vesting period of three years attached.
Together, the introduction of the Company's new Performance Share Plan and the proposed conversion of the Stock Option Plan from a "rolling" plan into a "fixed maximum" plan as discussed in this Circular reflect the increased importance and weighting of Restricted Share Rights and/or Performance Share Rights and a decreased reliance by the Company on Stock Options as long-term incentives in the Company's compensation program.
Going forward, the Compensation Committee will consider and review the grant of Stock Options as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the grant of Stock Options by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Other Compensation (Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.
Total compensation, which has historically been comprised of base salaries, bonuses, Stock Options and/or Restricted Share Rights awards, has generally been set at the average compared to industry peers, typically with base salaries targeted at lower than average and variable elements (i.e. bonuses and Stock Options/Restricted Share Rights) targeted at higher than average.
As noted above in this Circular, commencing in December 2024, the Company approved a Performance Share Plan, which is subject to Shareholder approval at this Meeting. Please refer to "Particulars of Matters to be Acted Upon - Approval of Performance Share Plan and 2024 Performance Share Rights Awards" in this Circular for additional information with respect to the Performance Share Plan and the 2024 Performance Share Rights Awards.
Other than this recent adoption of a Performance Share Plan, the Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.
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The breakdown of each element of compensation (i.e. 2024 salary, cash bonus and Performance Share Rights) of the CEO as a percentage of total compensation is reflected in the following pie chart for 2024:

Base Salary 23.3% Stock Options 76.7%
Base Salary
In determining the base salary of a Named Executive Officer, the Compensation Committee considers the recommendations made annually by the CEO and reviews the remuneration paid to executives with similar titles (including the CEO) at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his/her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions. As previously mentioned, base salaries are reviewed at least annually, typically by December of each year for the 12-month period from January 1 to December 31 of the following year.
Based on the average of comparable positions in the 2024 Combined Comparator Group utilized by the Company in December 2024 to establish the 2025 base salaries of its executives, the 2025 base salary established for: (i) the CEO (Mr. Watson) was set within the “slightly below 25th percentile average” range; (ii) the Senior Executive Vice-President (Mr. Awram) was set at a figure which is between the “average rounded” and the “75th percentile” range (compared only to the mining company peer group portion of the 2024 Combined Comparator Group, based on COO data); and (iii) the CFO (Mr. Kazemi) was set at a figure which is between the "average rounded" and the “75th percentile” range. The 2025 base salary established for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set at the
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well above “75th percentile average” range of comparative data from the 2024 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Executive Vice-President, Corporate Development (Mr. Grundy), his 2025 base salary was set at the slightly above “75th percentile average” range of comparative data from the 2024 Combined Comparator Group.
It is important to note that the comparator group utilized with respect to the 2024 base salaries reported herein is disclosed in the Management Information Circular dated May 2, 2024, prepared for the Annual General Shareholder Meeting held on June 21, 2024.
2024/2025 Base Salaries

Named Executive Officer	2024 Base ($)[1]	2025 Base ($)[1]	% Change

Nolan Watson	375,300	437,850	16.7%
Erfan Kazemi	312,750	361,400	15.6%
David Awram	312,750	361,400	15.6%
Tom Bruington	476,075	493,450	3.6%
Ian Grundy	312,750	361,400	15.6%
1.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2024 (being the last business day in 2024), as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.6950.
Annual Performance-Based Cash Incentives
As discussed above, in determining the annual cash bonus of a Named Executive Officer, the Compensation Committee considers the recommendations made by the CEO in assessing the Company and each Named Executive Officer’s personal performance over the past year, other than with respect to the CEO’s own compensation, which is determined by the Compensation Committee and ultimately approved by the Board. The Compensation Committee assesses the following Company performance indicators:
—The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions, including such metrics as cash-flow per Share, reserves per Share and resources per Share. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.
—Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the applicable comparator group. The Compensation Committee believes this performance indicator aligns the interests of management to the interests of shareholders.
—Debt and equity financing(s) successfully completed during the financial year. The Compensation Committee believes this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.
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—Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.
The Compensation Committee also reviews the individual personal performance of each of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.
In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the Compensation Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. The general guideline weightings of each component of compensation considered by the Compensation Committee for 2020/2021/2022 and for 2023 and 2024 are set out in the chart below:

40%	Value and Accretiveness of Completed Transactions
30%	Relative Share Price Performance
20%	Debt & Equity Financings Completed
10%	General and Administrative Cost Control and ESG (as hereinafter defined) and Other Matters
For 2024, the Compensation Committee observed that, although there were worldwide economic and other challenges, the Company:
—completed and received cash for $45 million of asset liquidations by year end - $35 million from the sale of non-core royalties and $10 million from the sale of non-core portfolio equities and debt monetization;
—renegotiated and received bank approval for extending the Company's revolving debt facility for another four years with lower credit spreads above SOFR;
—focused most cash flows on debt reduction, reducing debt to approximately $358 million by year-end;
—completed a record amount of marketing and global travel to create conditions to allow Orion to sell below 10%;
—finished the 2024 year under budget on G&A;
—slightly outperformed its royalty peers from a share price perspective in 2024.
(collectively referred to in this Circular as the “2024 Corporate Achievements”).
The 2024 Corporate Achievements were accomplished as a direct result of the collective efforts and performance of the Company’s Named Executive Officers and their respective support teams.
As previously mentioned, typically annual cash bonus awards are made by December of each year for the 12-month period from January 1 to December 31 of the current completed year. In mid-December 2024,
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the Compensation Committee recommended, and the full Board approved, the award of bonuses for individual performance to four of the Company’s five NEOs, who each met or exceeded their personal objectives during 2024.
The table below outlines NEO bonuses for 2024 expressed as a percentage of each NEO’s 2024 base salary:
2024 Bonuses

Named Executive Officer	2024 Base ($)[1]	2024 Bonus ($)[1]	% of 2024 Base Salary

Nolan Watson	375,300	278,000	74%
Erfan Kazemi	312,750	173,750	56%
David Awram	312,750	208,500	67%
Tom Bruington	476,075	NIL	N/A
Ian Grundy	312,750	208,500	67%
1.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2024 (being the last banking day in 2024), as quoted by the BofC of C$1.00 = US$0.6950.

The Company’s compensation philosophy has been to target variable compensation bonuses at higher than average compared to the applicable comparator group. However, for fiscal 2024, cash-based incentives awarded by the Company to four of the five Named Executive Officers who received a cash bonus for 2024 based on similar positions at the 2024 Combined Comparator Group were set “below the 25th percentile average” range of comparative data. As noted above, Mr. Bruington did not receive a cash bonus for 2024.
The Compensation Committee may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any proposed award or payout.
It was noted by the Compensation Committee that the total compensation package for Mr. Watson was set at “below the 25th percentile average” range compared to the 2024 Combined Comparator Group and was comprised of: (i) a “below the 25th percentile average” range base salary for 2024; (ii) a “below the 25th percentile average” range cash bonus for 2024; and (ii) stock-based compensation for 2024 which is in the less than “median rounded” range. The Compensation Committee noted that the total compensation package for Mr. Awram was set at the slightly below “average rounded” range compared only to the mining company peer group portion of the 2024 Combined Comparator Group and was comprised of: (i) a slightly below “median rounded” base salary for 2024 (based upon COO data); (ii) a “below the 25th percentile average” range cash bonus for 2024 (based upon COO data); and (iii) stock-based compensation for 2024 which is in the well above the “75th percentile” range (also based upon COO data). They further noted that the total compensation package for Mr. Kazemi was set at "median rounded” range compared to the 2024 Combined Comparator Group and was comprised of: (i) “average rounded” range base salary for 2024; (ii) a well below the “25th percentile average” bonus for 2024, and (iii) stock-based compensation for 2024 which is in the above "Average Rounded” range.
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In the case of the Executive Vice-President, Project Evaluation (Mr. Bruington), his total compensation package was originally established in accordance with the contractual terms set forth in his employment agreement with the Company and was increased over time based upon his performance and extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company.
In the case of the Executive Vice-President, Corporate Development (Mr. Grundy), his total compensation package was set well above the “75th percentile average range” compared to comparative data from the 2024 Combined Comparator Group.
Restricted Share Rights
Restricted Share Rights may be awarded under the Restricted Share Plan. The Restricted Share Plan provides that Restricted Share Rights may be granted to participants (as defined in the Restricted Share Plan) as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. The Restricted Share Plan has been and may be used in the future to provide Restricted Share Rights which are awarded based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. The quantum of individual Restricted Share Rights awards to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Restricted Share Rights to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Restricted Share Rights as of the date of award.
In December 2024, the Compensation Committee recommended, and the full Board approved, the award of Restricted Share Rights to three of the five Named Executive Officers as a discretionary payment in consideration of services to the Company. Restricted Share Rights were not awarded to Mr. Watson and Mr. Kazemi, as the value of the equity compensation awarded by the Company to them for 2024 was satisfied solely by the grant to them of Performance Share Rights, the details of which are set forth above under “2024 Performance Share Rights Awards”.
An aggregate of 134,000 Restricted Share Rights (representing approximately 0.05% of the issued and outstanding Shares at December 31, 2024) were awarded to three of the five Named Executive Officers, as follows:
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2024 RSR Awards

Named Executive Officer	Number of RSRs Awarded[1]	Value ($)[2]

Nolan Watson	NIL	N/A
Erfan Kazemi	NIL	N/A
David Awram	32,000	$179,922
Tom Bruington	70,000	$393,579
Ian Grundy	32,000	$179,922
1.All of the above awards were effective December 12, 2024, at a deemed value of C$8.09 per RSR based upon the closing price of the Shares on the TSX on the award date.
2.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2024 (being the last business day in 2024), as quoted by the BofC of C$1.00 = US$0.6950.
These Restricted Share Rights all vest over a three-year period, the first one-third of which vests on the first anniversary of the date of the award. None of these awards were based, wholly or in part, upon the attainment of any specific “financial reporting measure” which would make such awards subject to recovery pursuant to the terms of the Company’s Clawback Policy. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information.
Please refer to “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Restricted Share Plan. Kindly also refer to "Particulars of Matters to be Acted Upon - Approval of Unallocated Restricted Share Rights under Restricted Share Plan" in this Circular with respect to the Restricted Share Plan.
Performance Share Rights
Performance Share Rights may be awarded under the Company's new Performance Share Plan. The Performance Share Plan provides that Performance Share Rights may be granted to Participants/Eligible Employees (as defined in the Performance Share Plan) entitling such persons to acquire up to an aggregate of 4,400,000 Shares. The award of Performance Share Rights is a new variable and discretionary component of compensation intended to reward the Company’s executives for accretively growing the Company and increasing the value of the Shares. Awards of Performance Share Rights seek to align the interests of management with the interests of Shareholders.
As mentioned, the Performance Share Plan is new as of December 2024 and was used and may be used in the future to provide Performance Share Rights which are awarded based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. The quantum of individual Performance Share Rights awards to each Named Executive Officer (and other non-Named Executive Officers within the Company) is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer/non-Named Executive Officer, which is then used to determine an actual number of Performance Share Rights to be recommended (if
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deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board.
In December 2024, the Compensation Committee recommended, and the full Board approved, the award of an aggregate of 550,000 Performance Share Rights to the Company's five Named Executive Officers plus an aggregate of 64,500 Performance Share Rights to seven of the Company's non-Executive Officer employees, for a total grant of 614,500 Performance Share Rights. The outstanding 614,500 Performance Share Rights represents 0.2% of the issued Shares as of December 31, 2024.
An aggregate of 550,000 Performance Share Rights (representing approximately 0.2% of the issued and outstanding Shares at December 31, 2024) were awarded to all five Named Executive Officers, as follows:
2024 PSR Awards

Named Executive Officer	Number of PSRs Awarded [1]	Value (C$) [2]

Nolan Watson	180,000	$1,072,800
Erfan Kazemi	100,000	$596,000
David Awram	100,000	$596,000
Tom Bruington	70,000	$417,200
Ian Grundy	100,000	$596,000
1.These Performance Share Rights have a three year Performance Period,m which commenced December 12, 2024.
2.Calculated using the Monte Carlo simulation model as the methodology to calculate the award date fair value of each PSR as of December 12, 2024 (C$5.96 or ~ $4.14 per PSR) and relied on the following key assumptions and estimates for the 2024 PSR calculations: grant date Share price of C$8.09; expected stock price volatility of 38.0%; risk free interest rate of 4.09%; and expected life of PSRs of three years. The Company chose this methodology as it is the standard for companies in Canada.
In addition, the burn rate for the 614,500 Performance Share Rights awarded in 2024 under the new Performance Share Plan was 0.2%, based on the weighted average securities (i.e. Shares) outstanding at December 31, 2024, of 297,489,424 Shares.
All Performance Share Rights awarded will cliff-vest after three years and the number of Shares which will be issued by the Company to each executive for each Performance Share Right held will be based upon the Company's performance during that three year Performance Period against each of two benchmark groups. 50% of the Performance Share Rights granted will be tracked over the Performance Period relative to the first benchmark group and 50% of the Performance Share Rights granted will be tracked over the Performance Period relative to the second benchmark group. The first benchmark group will be comprised of seven publicly traded North American royalty companies selected by the Board as of the date of grant of Performance Share Rights, and the second benchmark group will be the GDX.
Because the Performance Share Plan had not as yet received either TSX or Shareholder approval as of the date of grant of these 614,500 Performance Share Rights, the TSX requires that the Company seek Shareholder approval for these awards at the Meeting. Accordingly, please refer to "Particulars of Matters to be Acted Upon - Approval of Performance Share Plan and 2024 Performance Share Rights Awards" in this Circular for additional information with respect to the Performance Share Plan and the 2024 Performance Share Rights Awards.
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Stock Options
Stock Options may be granted pursuant to the Stock Option Plan. The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants to have equity participation in the Company through the acquisition of Shares. The Stock Option Plan has historically a variable and discretionary component of compensation to provide Stock Options which are granted based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of Stock Options to be granted to the Company’s executive officers, the Compensation Committee takes into account the number of Stock Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Stock Options to ensure that such grants are in accordance with the policies of the TSX and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual Stock Option grants to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Stock Options to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Stock Options as of the date of grant.
In December 2024, in light of the recommended adjustments to the terms of the Stock Option Plan and the adoption of the Company's new Performance Share Plan, no Stock Options were awarded to the Named Executive Officers for 2024.
The Company’s compensation philosophy is to target variable compensation in the form of Stock Options/Restricted Share Rights at higher than average compared to the applicable comparator group. Equity compensation awarded by the Company for fiscal 2024 to its Named Executive Officers based on similar positions at the 2024 Combined Comparator Group was set within the less than “median rounded” range for the CEO (Mr. Watson), above the “75th percentile” for the CFO (Mr. Kazemi), and well above the “75th percentile” for each of the Executive Vice-President (Mr. Awram), the Executive Vice-President, Project Evaluation (Mr. Bruington) and the Executive Vice-President, Corporate Development (Mr. Grundy).
Please refer to “Stock Option Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Stock Option Plan. Kindly also refer to "Particulars of Matters to be Acted Upon - Approval of Amendments to and Unallocated Stock Options under Stock Option Plan" in this Circular with respect to the Stock Option Plan.
Other Compensation — Perquisites
During the financial year ended December 31, 2024, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.
The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.
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Performance Graph
The following graph compares our total Shareholder return to the capital markets for the past five years ending December 31, 2024. It shows the change in value of C$100 invested in the Shares on January 1, 2020, compared to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

Sandstorm Gold Ltd.	S&P/TSX Composite Index	S&P/TSX Global Gold Index

(in C$)	2019	2020	2021	2022	2023	2024

Sandstorm Gold Ltd.	$100.00	$94.12	$81.01	$75.09	$71.87	$88.57
S&P/TSX Composite Index	$100.00	$105.60	$132.10	$124.38	$138.99	$169.09
S&P/TSX Global Gold Index	$100.00	$122.10	$115.58	$112.80	$117.97	$142.51
In 2020, the Company’s stock price underperformed its mining peer group by 46%, but outperformed its royalty peer group by 12%. Although the Company’s stock price underperformed compared to its peer mining and royalty companies in 2021, the Company’s stock price had outperformed compared to peer royalty companies over the preceding five years by 40%. The Company’s stock price: (i) in 2022, outperformed its mining peer group by 5%; (ii) underperformed its mining peer group by 12% over the past five years; (iii) in 2022, underperformed its royalty peer group by 23%; and (iv) outperformed its royalty peer group by 12% over the past five years. The Company’s stock price: (i) in 2023, underperformed its mining peer group by 6.6%; (ii) underperformed its mining peer group by 26% cumulatively, starting at the closing of the Nomad and BaseCore transactions, noting that the average royalty company has underperformed the average mining company by 21% over the past five years, which
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would be expected in a rising gold price environment. In 2023, the Company’s stock price underperformed compared to peer royalty companies by 10%, mostly only since September 2023, which coincided with the Company’s Bear Creek restructuring.
In 2024, after four years of underperformance, the Company began to outperform its royalty peers once again. Management noted that, due to leverage, mining companies had outperformed royalty companies in a rising gold price environment. In December 2024, management noted that, prior to this measurement date, the Company had outperformed its peers by 40% so that, over a six year period, it had performed similar to its benchmarks.
The Company has continued to focus on operating in an efficient, cost-effective manner. In December 2018, the 2019 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2018 combined comparator group. In November 2019, the 2020 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2019 Combined Comparator Group. In December 2020, the 2021 salary levels set for the Named Executive Officers for 2020 (excepting Mr. Bruington and Mr. Darling) were in the “below average” range compared to comparable positions in the 2020 Combined Comparator Group. As discussed in the Circular for the year ended December 31, 2021, the 2022 salary levels set for the Named Executive Officers in December 2021 were in the “below average” range for the CEO, slightly above the “median rounded” range for the CFO and slightly “above average” for the Executive Vice-President, compared to comparable positions in the 2021 Combined Comparator Group (and in the case of Mr. Awram, its mining company peer group subset data for COO’s). The 2022 base salary established at that time for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set above the 75th percentile of comparative data from the 2021 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the then Vice-President, Corporate Development (Mr. Grundy), his 2022 base salary was set slightly above the 25th percentile of comparative data from the 2021 Combined Comparator Group.
In December 2022, the 2023 salary levels were established for the Named Executive Officers utilizing data of comparable positions in the 2022 Combined Comparator Group (please see the Management Information Circular dated April 24, 2023, prepared for the Annual General Shareholder Meeting held on June 9, 2023). The 2023 base salary established for: (i) the CEO (Mr. Watson) was set within the “below 25th percentile average” range; (ii) the Senior Executive Vice-President (Mr. Awram) was set within the “25th percentile average” range (compared only to the mining company peer group portion of the 2022 Combined Comparator Group, based on COO data); and (iii) the CFO (Mr. Kazemi) was set within the slightly “below 75th percentile average” range. The 2023 base salary established for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set at the well above “75th percentile average” range of comparative data from the 2022 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Executive Vice-President, Corporate Development (Mr. Grundy), his 2023 base salary was set at the slightly above “75th percentile average” range of comparative data from the 2022 Combined Comparator Group.
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Due to the challenging market conditions experienced by the Company and its Shareholders in 2023, in December 2023, management recommended that the Company materially decrease the Company wide average compensation through a material reduction of senior management compensation year over year. Accordingly, the 2024 base salaries established for each of the CEO (Mr. Watson), the Senior Executive Vice-President (Mr. Awram) and the CFO (Mr. Kazemi) remained the same as for 2023 (i.e. no increases were granted) and only a modest annual increase of C$25,000 was awarded to the Executive Vice-President, Project Evaluation (Mr. Bruington) and a modest annual increase of C$20,000 was awarded to the Executive Vice-President, Corporate Development (Mr. Grundy).
In 2024, the Company retained Lane Caputo (as defined below) to review the Company's compensation practices, with a view to assisting the Compensation Committee with respect to current market practices regarding executive officer and non-executive director compensation. In the course of their review, Lane Caputo observed that the salary and cash incentive awards for the Company's Chief Executive Officer are below market practice. With respect to the Company's existing equity compensation plans (i.e. Stock Option Plan and Restricted Share Plan) Lane Caputo recommended the adoption by the Company of a new Performance Share Plan, which was approved by the Board in December 2024, subject to Shareholder and TSX approval. On the recommendation of the Compensation Committee, in December 2024, the Board awarded Performance Share Rights to each of the Company's five Named Executive Officers. All Performance Share Rights awarded will cliff-vest after three years and the number of Shares which will be issued by the Company to each executive for each Performance Share Right held will be based upon the Company's performance during that three year Performance Period against each of two benchmark groups. The award of Performance Share Rights is a new variable and discretionary component of compensation intended to reward the Company’s executives for accretively growing the Company and increasing the value of the Shares. Awards of Performance Share Rights seek to align the interests of management with the interests of Shareholders. Please refer to "Particulars of Matters to be Acted Upon - Approval of Performance Share Plan and 2024 Performance Share Rights Awards" in this Circular for additional information with respect to the Performance Share Plan and the 2024 Performance Share Rights Awards. Please also refer to "Executive Compensation Elements - Performance Share Plan" in this Circular.
While Share price is an important factor in the Company’s target performance, the Compensation Committee recognizes that management has no ability to influence commodity prices (which have a significant impact on the Company’s Share price performance) and therefore historically did not place undue emphasis on Share price performance in its evaluation of NEO performance. Other factors play a more significant role in the determination of executive compensation, including the actions and decisions by management which support overall business strategy and operation of the Company’s business.

If Share Price Declines, Executive Pay Declines

The Company’s Share price performance does, however, have a significant impact on each of the NEO’s net realizable pay. A significant portion of NEO compensation is paid in long-term incentive plan awards
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(i.e. 53.3% of the CEO’s total compensation in 2024), the value of which will vary depending on the Share price performance of the Company since declines in the Company’s Share price performance have a direct impact on the value of Restricted Share Rights and/or Performance Share Rights held by the Named Executive Officers and the in-the-money value of their outstanding Stock Options.

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Executive Compensation Details
Summary Compensation Table
The following table is presented in accordance with National Instrument Form 51-102F6, Statement of Executive Compensation, and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended December 31, 2022, December 31, 2023, and December 31, 2024, in respect of each of the Named Executive Officers:

Name and Principal Position	Year	Salary[1]	Share-Based Awards [2]	Option-Based Awards [10]	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation [4]	Total Compensation [11]
					Annual [1,3]	Long-term

Nolan Watson[5] CEO	2024	$375,300	$745,596	NIL	$278,000	NIL	NIL	$1,353	$1,400,249
	2023	$408,294	NIL	$1,346,009	NIL	NIL	NIL	$1,472	$1,755,775
	2022	$354,384	NIL	$2,026,634	$598,023	NIL	NIL	$2,007	$2,981,048
Erfan Kazemi[6] CFO	2024	$312,750	$414,220	NIL	$173,750	NIL	NIL	$11,732	$912,452
	2023	$340,245	$49,373	$650,246	$75,610	NIL	NIL	$13,217	$1,128,691
	2022	$295,320	NIL	$945,762	$553,725	NIL	NIL	$12,905	$1,807,713
David Awram[7] Sr. Executive VP (“SEVP”)	2024	$312,750	$594,142	NIL	$208,500	NIL	NIL	$18,793	$1,134,184
	2023	$340,245	$39,499	$933,753	NIL	NIL	NIL	$23,484	$1,336,981
	2022	$295,320	NIL	$1,013,317	$406,065	NIL	NIL	$22,932	$1,737,633
Tom Bruington[8] Executive VP, Project Evaluation (“EVP-PE”)	2024	$476,075	$683,533	NIL	NIL	NIL	NIL	$16,291	$1,175,899
	2023	$499,026	$404,861	$416,157	NIL	NIL	NIL	$19,356	$1,339,401
	2022	$442,980	$436,306	$445,859	NIL	NIL	NIL	$17,247	$1,342,392
Ian Grundy[9] Executive VP, Corporate Development (“EVP-CD”)	2024	$312,750	$594,142	NIL	$208,500	NIL	NIL	$13,826	$1,129,217
	2023	$325,123	$246,867	$780,295	$75,610	NIL	NIL	$12,017	$1,439,912
	2022	$203,033	$630,804	$506,658	$442,980	NIL	NIL	$4,646	$1,788,121
1.Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in these columns in the Summary Compensation Table above: for the financial year ended December 31, 2022 at the indicative exchange rate on December 30, 2022 (being the last business day in 2022) as quoted by the BofC of C$1.00 = US$0.7383; for the financial year ended December 31, 2023 at the indicative exchange rate on December 29, 2023 (being the last business day in 2023) as quoted by the BofC of C$1.00 = US$0.7561; and for the financial year ended December 31, 2024 at the indicative exchange rate on December 31, 2024 as quoted by the BofC of C$1.00 = US$0.6950.
2.The dollar amounts in this column for the two financial years ended December 31, 2022 and December 31, 2023 represent solely Restricted Share Rights which were granted by the Company during the years in question. The amounts for Restricted Share Rights are calculated by multiplying the award date fair value of the Restricted Share Rights of C$7.12 (December 2022) and C$6.53 (December 2023) (being the respective closing prices of the Shares on the TSX on the award dates) by the number of Restricted Share Rights awarded and have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7383 (for 2022) and the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7561 (for 2023) respectively.
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Management Information Circular
The dollar amounts in this column for the financial year ended December 31, 2024 represent, where applicable, the combined value of Restricted Share Rights and Performance Share Rights which were granted in 2024. The amounts for Restricted Share Rights are calculated by multiplying the award date fair value of C$8.09 (December 2024) (being the closing price of the Shares on the TSX on the award date) by the number of Restricted Share Rights awarded. The amounts for Performance Share Rights are calculated by using the Monte Carlo simulation model as the methodology to calculate the award date fair value of each Performance Share Right as of December 12, 2024 (C$5.96 or ~ $4.14 per PSR) and relied on the following key assumptions and estimates for the 2024 PSR calculations: grant date Share price of C$8.09; expected stock price volatility of 38.0%; risk free interest rate of 4.09%; and expected life of PSRs of three years. The Company chose this methodology as it is the standard for companies in Canada. These combined figures have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the indicative exchange rate as quoted by the BofC on the last business day in December 2024 of C$1.00 – US$0.6950. This methodology is consistent with the Company’s financial statements.
3.The amounts in this column were paid by the Company as annual cash bonuses in respect of the financial year noted.
4.The amounts in this column represent aggregate cash equivalent dividend payments paid out by the Company in 2022, 2023 and 2024 on outstanding Restricted Share Rights held by the recipients as of each quarterly dividend record date during 2022, 2023 and 2024.
5.Mr. Watson became a Director of the Company on September 12, 2008, and its President and CEO on September 23, 2008. Mr. Watson is an employee of the Company and he does not receive any additional compensation for his role as a Director.
6.Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company.
7.Mr. Awram became a Director of the Company on March 23, 2007, and its Executive Vice-President on July 23, 2009. Mr. Awram is an employee of the Company and he does not receive any additional compensation for his role as a Director.
8.Mr. Bruington became an employee of the Company on January 15, 2013, and assumed the role of Executive Vice-President, Project Evaluation for the Company.
9.Mr. Grundy became an employee of the Company on April 9, 2018, and assumed the role of Associate, Corporate Development. He subsequently assumed the role of Vice-President, Corporate Development. On January 1, 2023, Mr. Grundy was promoted to the position of Executive Vice-President, Corporate Development of the Company.
10.No Stock Options were granted by the Company in 2024. Canadian dollar values have been converted to United States Dollars for reporting purposes in this column at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7383 (for 2022), at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7561 (for 2023), respectively. This methodology is consistent with the Company’s financial statements.
11.The calculation for some rows may not add up exactly due to rounding.
Incentive Plan Awards
The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS
The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year (December 31, 2024), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.
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Management Information Circular

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price[1]	Option Expiration Date	Value of Unexercised In-The-Money Options[2,6]	Number of Shares or Units of Shares That Have Not Vested[3]	Market or Payout Value of Share-Based Awards That Have Not Vested[4,6]	Market or Payout Value of Vested Share-Based Awards not paid out or distributed[4,5,6]

Nolan Watson CEO	950,000	C$9.43	Dec. 4, 2025	NIL	NIL	N/A	$135,968
	800,000	C$7.18	Dec. 10, 2026	$478,160
	1,500,000	C$7.12	Dec. 9, 2027	$959,100
	1,035,000	C$6.53	Dec. 15, 2028	$1,086,181
Erfan Kazemi CFO	486,000	C$9.43	Dec. 4, 2025	NIL	6,666	$37,248	$1,141,778
	590,000	C$7.18	Dec. 10, 2026	$352,643
	700,000	C$7.12	Dec. 9, 2027	$447,580
	500,000	C$6.53	Dec. 15, 2028	$524,725
David Awram SEVP	650,000	C$9.43	Dec. 4, 2025	NIL	37,333	$208,609	$1,579,487
	590,000	C$7.18	Dec. 10, 2026	$352,643
	750,000	C$7.12	Dec. 9, 2027	$479,550
	718,000	C$6.53	Dec. 15, 2028	$753,505
Tom Bruington EVP-PE	264,000	C$9.43	Dec. 4, 2025	NIL	152,332	$851,201	$588,585
	250,000	C$7.18	Dec. 10, 2026	$149,425
	330,000	C$7.12	Dec. 9, 2027	$211,002
	320,000	C$6.53	Dec. 15, 2028	$335,824
Ian Grundy EVP-CD	140,000	C$7.18	Dec. 10, 2026	$83,678	105,333	$588,580	$979,726
	375,000	C$7.12	Dec. 9, 2027	$239,775
	600,000	C$6.53	Dec. 15, 2028	$629,670
1.The exercise price per Share of Stock Options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.
2.Calculated using the closing price of the Shares on the TSX on December 31, 2024 (being the last trading day of 2024), of C$8.04 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
3.This column reflects Restricted Share Rights for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2024, and, as such, these Restricted Share Rights remain unvested.
Kindly note that that Performance Share Rights awarded on December 12, 2024 by the Company under the new Performance Share Plan are not included in this table as the Performance Share Plan had not as yet received either TSX or Shareholder approval as of the date of grant of these Performance Share Rights. Accordingly, please refer to "Particulars of Matters to be Acted Upon - Approval of Performance Share Plan and 2024 Performance Share Rights Awards" in this Circular for details and additional information with respect to the 2024 Performance Share Rights Awards to Named Executive Officers, including the number of Performance Share Rights awarded to each Named Executive Officer and their respective dollar values. No PSRs vested in 2024.
4.The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2024 (being the last trading day of 2024), of C$8.04.
5.This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2024 (excepting for Mr. Watson as noted below) where, in accordance with the terms of the plan, the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2024, as follows:
Mr. Watson elected to defer receipt of 24,333 Restricted Share Rights for which their restricted period was scheduled to expire in November 2022 until a date in November 2028. This deferral continues to be in effect.
Mr. Kazemi elected to defer receipt of an aggregate of 204,334 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2024 until certain dates in August, November and December of 2025.
Mr. Awram elected to defer receipt of an aggregate of 282,667 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2024 until certain dates in November and December of 2025.
Mr. Bruington elected to defer receipt of an aggregate of 105,334 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December of 2024 until certain dates in December of 2025.
Mr. Grundy elected to defer receipt of an aggregate of 175,333 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in June, November and December of 2024 until certain dates in June, November and December of 2025.
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6.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2024 (being the last business day in 2024), as quoted by the BofC of C$1.00 = US$0.6950.

VALUE VESTED OR EARNED DURING THE YEAR
The value vested or earned during the most recently completed financial year (December 31, 2024) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards Value Vested [1,5]	Share-Based Awards Value Vested [2,5]	Non-Equity Incentive Plan Compensation Value Earned

Nolan Watson, CEO	$837,185	N/A	N/A
Erfan Kazemi, CFO	$439,564	N/A	N/A
David Awram, SEVP	$523,799	$280,433 [3]	N/A
Tom Bruington, EVP-PE	$229,929	$591,477 [4]	N/A
Ian Grundy, EVP-CD	$311,974	N/A	N/A
1.This amount is the dollar value that would have been realized by Named Executive Officers if the Stock Options had been exercised on the respective vesting date(s) in 2024. Calculated using the closing price of the Shares on the TSX on December 9, 2024 of C$8.07, December 10, 2024 of C$8.04 and December 16, 2024 of C$7.98, being the dates on which Stock Options vested during the year ended December 31, 2024 and subtracting the exercise price of the in-the-money Stock Options. Other than certain previously vested (i.e., not in 2024) Stock Options exercised by Named Executive Officers, outstanding Stock Options held by the above-Named Executive Officers have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise.
2.This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2024 where, in accordance with the terms of the plan, the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2024. Please refer to footnote (5) to the "Outstanding Share-Based Awards and Option-Based Awards" table above for details of deferral elections by Named Executive Officers during 2024.
3.This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2024, calculated by multiplying the number of underlying Shares (50,000) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$8.07 on December 9, 2024. No PSRs vested during 2024.
4.This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2024, calculated by multiplying the number of underlying Shares (105,334) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$8.09 on December 4, 2024 (as to 50,000 Shares) and C$8.07 on December 9, 2024 (as to 55,334 Shares). No PSRs vested during 2024.
5.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2024 (being the last business day in 2024), as quoted by the BofC of C$1.00 = US$0.6950.
Pension Plan Benefits
The Company and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company and its subsidiaries have no defined benefit or actuarial plans.
Sandstorm Gold Ltd.    62    2025

Management Information Circular
Termination of Employment, Change in Responsibilities and Employment Contracts

Change of Control Payouts are Based Upon Double Trigger

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.
The Company has entered into an employment agreement with each of the Named Executive Officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the respective executive employment agreements and the applicable terms and conditions of the Stock Option Plan, Restricted Share Plan and the new Performance Share Plan.
For the purposes of this section of the Circular:
1)“Change of Control” means: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company's assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of Shareholders or upon the execution of a Shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); and
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Management Information Circular
2)“Event of Termination” includes: (a) the NEO's employment with the Company is terminated by the Company without cause; (b) an adverse change by the Company in the NEO's position, duties, responsibilities, title or office from those which were in effect immediately prior to the Change of Control, including the NEO no longer holding that office of the ultimate parent company following the Change of Control; (c) the good faith determination by the NEO that, as a result of the Change in Control or any action or event thereafter, the NEO's status or responsibility within the Company has been diminished or that the NEO is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control; (d) a decrease in the NEO's base salary or a material decrease in the NEO's incentive bonus, benefits, stock based compensation, vacation or other compensation; (e) a relocation of the NEO's principal place of employment or the Company's head office to outside the Greater Vancouver Regional District; (f) the Company taking any action to deprive the NEO of any material fringe benefit not mentioned above and enjoyed by him immediately prior to the Change in Control, or the Company failing to increase or improve such material fringe benefit on a basis consistent with increases or improvements granted generally to the Company's other senior executives; (g) any material breach by the Company of any provision of this Agreement; or (h) any action or event that would constitute a constructive dismissal of the NEO at common law.
Each of the Named Executive Officers have “double trigger” Change of Control provisions in their applicable employment agreements, meaning that, if a Change of Control and an Event of Termination occurs within the 12-month period immediately following the Change of Control, then certain payments must be made by the Company to the affected NEO and all their equity-based compensation will fully vest.
Agreements with Nolan Watson (President and CEO), David Awram (Senior Executive Vice-President), Erfan Kazemi (CFO) and Ian Grundy (Executive Vice-President, Corporate Development)
The Company has entered into employment agreements with each of Nolan Watson, David Awram, Erfan Kazemi and Ian Grundy (the “Watson Agreement”, the “Awram Agreement”, the “Kazemi Agreement” and the "Grundy Agreement", or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.
Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement or the Grundy Agreement by the Company without cause, the Company shall be obliged to provide the terminated executive with six (6) months written notice of termination (the “Required Notice Period”) and to pay the terminated executive an amount equal to two years of the terminated executive’s Base Salary at that time plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity-based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.
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Management Information Circular
Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company for cause, no notice, salary, compensation, Benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.
In the event that, within the twelve month period immediately following a Change of Control, any Event of Termination occurs, without the affected executive’s written consent, which Event of Termination is not rectified by the Company within thirty days of the occurrence, the Company will be required to pay to the terminated executive a pro-rated amount equal to the terminated executive’s Base Salary for the Required Notice Period plus two times his Base Salary at that time and any bonus owing to the terminated executive immediately prior to such Change of Control or Event of Termination shall be paid plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary in effect immediately prior to the Event of Termination, plus a pro-rated bonus up to the Event of Termination which shall be based upon the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board for the terminated executive. In addition, the terminated executive’s Benefits will continue for a period of two years following the Event of Termination, or, if such is not possible, the Company shall pay to the applicable terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity-based compensation received by the terminated executive and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated executive following such Change of Control and Event of Termination in accordance with their terms.
Agreement with Tom Bruington (Executive Vice-President, Project Evaluation)
The Company has entered into an employment agreement with Tom Bruington (the “Bruington Agreement”). The Bruington Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights to be granted annually to the executive. In the event of a Change of Control where the executive is not provided with employment under substantially the same compensation terms after such Change of Control and should the executive choose to leave after such Change of Control and change of compensation terms, the Company shall pay the executive an amount equal to two times his Base Salary at that time. All equity or equity-based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.
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Management Information Circular

Estimated Incremental Payments on Change of Control
The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs upon termination by the Company on a Change of Control and Event of Termination, assuming that the triggering event occurred on December 31, 2024:

Name of NEO	Base Salary [1,2]	Bonus Value [1,2]	Benefits Obligation [1,2]	Total Incremental Payment [1,2]

Nolan Watson	$750,600	$278,000	$34,075	$1,062,675
David Awram	$625,500	$208,500	$34,075	$868,075
Erfan Kazemi	$625,500	$243,250	$29,905	$898,655
Tom Bruington	$952,150	N/A	N/A	$952,150
Ian Grundy	$625,500	$281,233	$26,182	$932,915
1.Salaries, bonuses and Benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.6950, being the indicative exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the BofC on December 31, 2024 (being the last business day in 2024).
2.This represents the entitlement each NEO would have received, in accordance with the terms of their respective employment agreements as described above, if a Change of Control or other applicable triggering event had occurred on December 31, 2024.

The accelerated value of the aforementioned NEO’s existing Stock Options/Restricted Share Rights as of December 31, 2024, is detailed under “Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” in this Circular.
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Management Information Circular
Director Compensation
The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2024):

Director	Fees Earned	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total [1]

David E. De Witt [2]	$68,049	$44,436	$92,335	NIL	NIL	N/A	$204,820
Andrew T. Swarthout [2]	$68,049	$44,436	$92,335	NIL	NIL	N/A	$204,820
John P.A. Budreski [2]	$68,049	$44,436	$92,335	NIL	NIL	N/A	$204,820
Mary L. Little [2]	$68,049	$44,436	$92,235	NIL	NIL	N/A	$204,820
Vera Kobalia [2]	$68,049	$44,436	$92,235	NIL	NIL	N/A	$204,820
Elif Lévesque [2]	$68,049	$44,436	$92,235	NIL	NIL	N/A	$204,820
1.On December 15, 2023, the non-executive Directors requested that their cash based annual retainer for 2024 (each in the amount of C$270,890, representing $204,820) be paid in a combination of cash in the amount of C$90,000 (representing $68,049) plus Restricted Share Rights and Stock Options having a combined value of C$180,890 (representing $136,771). Accordingly, upon approval by the Compensation Committee and the Board, the payment of the 2024 annual retainer to each independent Director was satisfied by: (i) the award 9,000 Restricted Share Rights having a fair value of C$58,770 (representing $44,436) (calculated by multiplying the 9,000 Restricted Share Rights by the closing price of the Shares on the TSX on the award date, being C$6.53); (ii) the grant of 71,000 Stock Options having a Black-Scholes fair value of C$122,120 (representing $92,335) (being C$1.72 per Stock Option) on the grant date; and (ii) the payment of C$90,000 (representing $68,049) in cash. These foregoing equity-based awards to the independent Directors equated in value to less than the $150,000 (in US dollars) cap set in the Restricted Share Plan and the Stock Option Plan. Canadian dollar values have been converted to United States Dollars for reporting purposes in this paragraph at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.
2.On December 12, 2024, the non-executive Directors requested that their cash based annual retainer for 2025 (each in the amount of C$249,665, representing $173,517) be paid in a combination of cash in the amount of C$100,000 (representing $69,500) plus Restricted Share Rights having a value of C$149,665 (representing $104,017). Accordingly, upon approval by the Compensation Committee and the Board, the payment of the 2025 annual retainer to each independent Director was satisfied by: (i) the award 18,500 Restricted Share Rights having a fair value of C$149,665 (representing $104,017) (calculated by multiplying the 18,500 Restricted Share Rights by the closing price of the Shares on the TSX on the award date, being C$8.09); and (ii) the payment of C$100,000 (representing $69,500) in cash. The foregoing equity-based awards to the independent Directors equated in value to less than the $150,000 (in US dollars) cap set in the Restricted Share Plan. Canadian dollar values have been converted to United States Dollars for reporting purposes in this paragraph at the indicative exchange rate on December 31, 2024 (being the last business day in 2024), as quoted by the BofC of C$1.00 = US$0.6950.

Historically, the Board has met annually to review the adequacy and form of its Directors’ compensation. In 2015, both the Compensation Committee and the Corporate Governance & Nominating Committee were formed by the Board and those two committees, in conjunction with the full Board, determined to implement changes to each of the Stock Option Plan and Restricted Share Plan in order to conform with current corporate governance best practices. As a result, a restriction was added to each of the Stock Option Plan and the Restricted Share Plan which caps the combined maximum equity value which may be granted by the Company to each independent Director (i.e. a “Non-Employee Director”) of the Company at $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan.
The Company has implemented a Stock Ownership Guidelines Policy which aligns the interests of its independent Directors with the Company’s Shareholders by requiring that independent members of the Board own a minimum number of Shares. Each independent Director must hold Shares with a value equal
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to three times their annual retainer amount. The applicable guideline level of Share ownership is expected to be satisfied by each of the current independent Directors within five years of first becoming subject to the guidelines. Please refer to “Stock Ownership Guidelines Policy” under “CORPORATE GOVERNANCE” in this Circular for additional details concerning the Stock Ownership Guidelines Policy.
Other than as discussed above, the Company has no arrangements, standard or otherwise, pursuant to which independent Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Company does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company.
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Management Information Circular
Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2024), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price[1]	Option Expiration Date	Value of Unexercised In-The-Money Options[2,6]	Number of Shares or Units of Shares That Have Not Vested[3]	Market or Payout Value of Share-Based Awards That Have Not Vested[4,6]	Market or Payout Value of Vested Share-Based Awards not paid out or distributed[4,5,6]

David E. De Witt	67,000	C$9.43	Dec. 4, 2025	NIL	27,666	$154,592	$135,968
	117,000	C$7.18	Dec. 10, 2026	$69,931
	73,000	C$7.12	Dec. 9, 2027	$46,676
	71,000	C$6.53	Dec. 15, 2028	$74,511
Andrew T. Swarthout	67,000	C$9.43	Dec. 4, 2025	NIL	27,666	$154,592	$108,029
	75,000	C$7.18	Dec. 10, 2026	$44,828
	73,000	C$7.12	Dec. 9, 2027	$46,676
	71,000	C$6.53	Dec. 15, 2028	$74,511
John P.A. Budreski	67,000	C$9.43	Dec. 4, 2025	NIL	27,666	$154,592	$620,246
	75,000	C$7.18	Dec. 10, 2026	$44,828
	73,000	C$7.12	Dec. 9, 2027	$46,676
	71,000	C$6.53	Dec. 15, 2028	$74,511
Mary L. Little	67,000	C$9.43	Dec. 4, 2025	NIL	27,666	$154,592	$387,425
	75,000	C$7.18	Dec. 10, 2026	$44,828
	73,000	C$7.12	Dec. 9, 2027	$46,676
	71,000	C$6.53	Dec. 15, 2028	$74,511
Vera Kobalia	67,000	C$9.43	Dec. 4, 2025	NIL	27,666	$154,592	$303,608
	75,000	C$7.18	Dec. 10, 2026	$44,828
	73,000	C$7.12	Dec. 9, 2027	$46,676
	71,000	C$6.53	Dec. 15, 2028	$74,511
Elif Lévesque	112,417	C$6.53	Dec. 15, 2028	$117,976	28,000	$156,458	$26,542
1.The exercise price per Share of Stock Options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.
2.Calculated using the closing price of the Shares on the TSX on December 31, 2024 (being the last trading day of 2024), of C$8.04 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
3.This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2024, and, as such, these Restricted Share Rights remain unvested.
4.The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2024 (being the last trading day of 2024), of C$8.04.
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5.This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2024 where, in accordance with the terms of the plan, the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2024, as follows:
Mr. De Witt elected to defer receipt of an aggregate of 24,333 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2024 until certain dates in November and December 2025.
Mr. Swarthout elected to defer receipt of an aggregate of 19,333 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December 2024 until certain dates in December 2025.
Mr. Budreski elected to defer receipt of an aggregate of 111,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2024 until certain dates in November and December 2025.
Ms. Little elected to defer receipt of an aggregate of 69,334 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2024 until certain dates in November and December 2025.
Ms. Kobalia elected to defer receipt of an aggregate of 54,334 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2024 until certain dates in November and December 2025.
Ms. Lévesque elected to defer receipt of 4,750 Restricted Share Rights for which restricted periods were scheduled to expire on a certain date in December 2024 until a certain date in December 2025.
6.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2024 (being the last business day in 2024), as quoted by the BofC of C$1.00 = US$0.6950.
Value Vested or Earned During the Year
The value vested or earned during the most recently completed financial year (December 31, 2024) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards Value Vested [1]	Share-Based Awards Value Vested [2,4]	Non-Equity Incentive Plan Compensation Value Earned

David E. De Witt	$63,227	N/A	N/A
Andrew T. Swarthout	$54,859	N/A	N/A
John P.A. Budreski	$54,859	N/A	N/A
Mary L. Little	$54,859	$83,400 [3]	N/A
Vera Kobalia	$54,859	N/A	N/A
Elif Lévesque	$37,763	N/A	N/A
1.This amount is the dollar value that would have been realized by Directors who are not Named Executive Officers if the Stock Options had been exercised on the respective vesting date(s) in 2024. Calculated using the closing price of the Shares on the TSX on December 9, 2024 of C$8.07, December 10, 2024 of C$8.04 and December 16, 2024 of C$7.98, being the dates on which Stock Options vested during the year ended December 31, 2024 and subtracting the exercise price of the in-the-money Stock Options. No vested Stock Options were exercised by any of the independent Directors in 2024 and these Stock Options held by independent Directors have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise
2.This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2024 where, in accordance with the terms of the plan, the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2024. Please refer to footnote (5) to the "Outstanding Share-Based Awards and Option-Based Awards" table above for details of deferral elections by independent Directors during 2024.
3.This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2024, calculated by multiplying the number of underlying Shares (15,000) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$8.00 on December 13, 2024.
4.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2024 (being the last business day in 2024), as quoted by the BofC of C$1.00 = US$0.6950.

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Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2024):

	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]		Weighted-average exercise price of outstanding options, warrants and rights[2]		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)[3]

CATEGORY	A		B		C
	Stock Options	RSRs	Stock Options	RSRs	Stock Options	RSRs
Equity compensation plans approved by security holders	14,112,417	2,446,317	C$7.54	C$7.26	see Note 3	2,053,683
Equity compensation plans not approved by security holders - please see see Note 1 below	N/A	N/A	N/A	N/A	N/A	N/A
Total	14,112,417	2,446,317	C$7.42	C$6.80	see Note 3	2,053,683
1.Represents, as at December 31, 2024, the number of Shares available for issuance upon exercise of outstanding Stock Options under the Company's Stock Option Plan and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.
    It is important to note that this table DOES NOT include any Performance Share Rights issued by the Company on December 12, 2024 under the Company's new Performance Share Plan, as such plan and the issuance of Performance Share Rights under it had not received either TSX or Shareholder approval as of December 31, 2024. Details concerning the Performance Share Plan and the issuance of Performance Share Rights under it in 2024 are set forth in detail under "Particulars of Matters to be Acted Upon - Approval of New Performance Share Plan and 2024 Performance Share Rights Awards".
2.Represents the weighted-average exercise price in the case of outstanding Stock Options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.
3.Represents, as at December 31, 2024, the number of Shares remaining available for future issuance under Stock Options available for grant under the Company's Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company's Restricted Share Plan. Please refer to "Stock Option Plan" and "Restricted Share Plan" below for further details concerning the Company's Stock Option Plan and its Restricted Share Plan. Please also refer to "Particulars of Matters to be Acted Upon - Amendments to and Unallocated Stock Options under Stock Option Plan" and "Particulars of Matters to be Acted Upon - Approval of Unallocated Restricted Share Rights under Restricted Share Plan" in this Circular.
Stock Option Plan
Overview
The Company last received Shareholder approval to the Stock Option Plan itself at the Company’s Shareholder meeting held in 2016, which approval also included all unallocated Stock Options. Shareholder approval solely to unallocated Stock Options under the Stock Option Plan was received at the Company’s Shareholder meetings held on each of June 7, 2019, and June 3, 2022. The Corporate Governance & Nominating Committee and the full Board reviewed the Stock Option Plan and the Board made certain housekeeping and other appropriate amendments to the Stock Option Plan in April 2022 (the “2022 Stock Option Plan Amendments”), one of which was subject to the approval of the
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Shareholders at the 2022 Shareholder Meeting (which was received) and all of which were subject to final approval by the TSX (which was received). Prior to the 2022 Stock Option Plan Amendments, no amendments had been made to the Stock Option Plan since the 2016 Shareholder meeting. In May 2024, the Corporate Governance & Nominating Committee and the full Board reviewed the Stock Option Plan and made a very minor housekeeping amendment to it, which amendment did not require the approval of Shareholders. This minor housekeeping amendment was submitted to the TSX for acceptance (which was received).
TSX policies require that unallocated Stock Options under the Stock Option Plan be approved by the Shareholders every three years. Accordingly, as mentioned above, the Shareholders were last requested to approve unallocated Stock Options under the Stock Option Plan at the 2022 Shareholder Meeting. Shareholder approval to unallocated Stock Options is required again by the TSX by not later than June 3, 2025 and is being requested at the Meeting.
The Board has recently made certain important amendments to the Stock Option Plan, which are subject to the approval of the Shareholders at this Meeting and final approval by the TSX. Please see "Particulars of Matters to be Acted Upon - Approval of Amendments to and Unallocated Stock Options under Stock Option Plan" in this Circular as well as a discussion below in this section of the Circular under the heading "2025 Stock Option Plan Amendments" for additional details.
Purpose and Stock Option Plan Limits
The purpose of the Stock Option Plan is to allow the Company to grant Stock Options to eligible persons (i.e. Directors, senior officers, Employees, Management Company Employees and Consultants, each as defined in the Stock Option Plan), as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Stock Options is intended to align the interests of such persons with that of the Shareholders. Stock Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price of not less than the closing market price of the Shares on the TSX on the day that the Stock Options are granted.
Prior to the Board's recent amendments to the Stock Option Plan as noted above and also discussed below, the maximum number of Shares which were issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements was set at 8.5% of the issued and outstanding Shares on the grant date (on a non-diluted basis). As discussed below, the Board has approved certain general housekeeping amendments to the Stock Option Plan as well as amendments to the Stock Option Plan which convert it from a "rolling" plan into a "fixed maximum" plan pursuant to which the Company may issue only up to a maximum of 14,112,417 Shares.
Also, prior to the Board's recent amendments to the Stock Option Plan, the Stock Option Plan stated that the maximum aggregate number of Shares: (a) which may be reserved for issuance to any one Eligible Person under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis) - the Board's proposed amendments reduce this figure to 2.0%; (b) which may be issuable to Insiders under the existing Stock Option Plan together with all of
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the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis) - the Board's proposed amendments reduce this figure to 5.0%; and (c) which may be issued to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis) - the Board's proposed amendments reduce this figure to 5.0%.
In addition, in the Stock Option Plan, the Company voluntarily states that, at no time shall the number of Shares which have been reserved for issuance under Stock Options which have been awarded by the Company and are outstanding under the Stock Option Plan, together with awards outstanding under all of the Company's other previously established or proposed share compensation arrangements, exceed: (a) 6.0% of the Company's issued and outstanding Shares during the period from January 1, 2025 to December 31, 2025; (b) 5.5% of the Company's issued and outstanding Shares during the period from January 1, 2026 to December 31, 2026; and (c) 5.0% of the Company's issued and outstanding Shares commencing on January 1, 2027 and continuing from that date forward.
In the event that the Company purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid(s), the Company shall be deemed to be in compliance with the foregoing maximum limits if, prior to such purchases and/or cancellations, the Company was in compliance with such specified maximum limits.

Stock Options granted under the Stock Option Plan vest over a three year period from the grant date.

The Stock Option Plan contains formal vesting requirements, which require vesting over a three-year period from the grant date with the first one-third vesting on the first anniversary of the date of grant.
Pursuant to the Stock Option Plan, Stock Options granted under the Stock Option Plan continue to be not transferable or assignable (except to permitted assigns as defined therein). Vested Stock Options will cease to be exercisable upon the earlier of the expiry date of such Stock Options and: (i) 90 days following the termination date of an optionee’s employment or retirement. In the case of the death or disability (as defined therein) of an optionee, all Stock Options then held by such optionee shall fully vest, if not already vested, and shall be exercisable to acquire all remaining Shares available pursuant to such Stock Option at any time up to but not after the earlier of: (i) 365 days following the date of death or disability (as defined therein) of an optionee; and (ii) the expiry date of such Stock Options. If an optionee is terminated for cause, any outstanding Stock Options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.
Subject to certain limitations, the Board may, at any time and from time to time, and without Shareholder approval, amend any provisions of the Stock Option Plan, or any Stock Options granted thereunder, or
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terminate the Stock Option Plan, subject to any applicable regulatory or TSX requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:
i.to sections relating to the mechanics of exercise of Stock Options;
ii.deemed by the Board to be necessary or advisable because of any change in applicable securities or other laws;
iii.to the definitions set out in the Stock Option Plan;
iv.to the change of control provisions - for greater certainty, any change made to the change of control provisions shall not allow optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the optionees would be entitled to receive for their Shares upon a change of control;
v.relating to the administration of the Stock Option Plan;
vi.to the vesting provisions of any outstanding Stock Options as contemplated by the Stock Option Plan;
vii.fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX, including amendments of a "clerical" or “housekeeping" nature and amendments to ensure that the Stock Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen; and
viii.to add a cashless exercise feature to the Stock Option Plan, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Stock Option Plan reserve.
Notwithstanding the provisions above, the Board is not permitted to make amendments:
i.in order to increase the maximum number of Shares which may be issued under the Stock Option Plan or in order to increase the insider participation limits;
ii.which reduce the exercise price of any Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price (except pursuant to the adjustment provisions contained within the Stock Option Plan);
iii.which increase the Non-Employee Director Participation Limits;
iv.which extend the expiry date of any Stock Option beyond the original expiry date, except in the case of an extension due to a Blackout Period (as defined in the Stock Option Plan);
v.which would permit a Stock Option granted under the Stock Option Plan to be transferable or assignable by any optionee other than as currently permitted under the Stock Option Plan; or
vi.to increase the ability of the Board to amend the Stock Option Plan without Shareholder approval;
in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of the holders of Shares excluding Shares voted by insiders who are eligible persons under the Stock Option Plan.
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The Stock Option Plan contains the following important provisions:
1)	the vesting upon a Change of Control contains a double trigger provision;
2)	the Company is prohibited from making any amendment which reduces the exercise price of a Stock Option after the Stock Option has been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price;
3)	the Company is prohibited from engaging in a Stock Option buy-out program pursuant to which out-of-the-money Stock Options held by optionees are purchased by the Company for cash;
4)	the Company is prohibited from providing financial assistance in the form of a loan or otherwise to optionees for the exercise of their Stock Options;
5)
the maximum equity value which may be granted by the Company to each Non-Employee Director under the Stock Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan (the "Non-Employee Director Participation Limits"); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board;

6)	clawback provisions; and
7)	stock ownership guidelines provisions.

The Stock Option Plan permits the expiry date of Stock Options granted thereunder to be the tenth trading day following the end of a self-imposed Blackout Period on trading securities of the Company in the event that such Stock Options would otherwise expire during or within five trading days of such Blackout Period.
No extension of the term of any Stock Option or acceleration of the vesting terms of any Stock Option were approved by the Board during the year ended December 31, 2024, or as of the date of this Circular. Furthermore, the Board has never re-priced any of the Stock Options which it has granted under the Stock Option Plan.
As at December 31, 2024, the Company had 296,420,407 issued and outstanding Shares and an aggregate of 14,112.417 Stock Options outstanding, which 14,112,417 Stock Options represented approximately 4.8% of the Company’s issued and outstanding Shares.
2025 Stock Option Plan Amendments
On April 9, 2025, the Board approved certain general housekeeping amendments to the Stock Option Plan as well as amendments to the Stock Option Plan which convert it from a "rolling" plan into a "fixed maximum" plan pursuant to which the Company may issue only up to a maximum of 14,112,417 Shares (representing the exact number of the Company's outstanding Stock Options as of December 31, 2024) upon exercise of Stock Options issued under it.
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As mentioned above, prior to these proposed amendments by the Board, which are subject to receiving approval from both the TSX and the Shareholders, the Stock Option Plan provided that the maximum number of Shares which may be issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the issued and outstanding Shares on the grant date (on a non-diluted basis).
Under "Particulars of Matters to be Acted Upon - Approval of Performance Share Plan and 2024 Performance Share Rights Awards" in this Circular, Shareholder approval is being requested with respect to the Company's new Performance Share Plan pursuant to which the Directors of the Company may, from time to time and subject to the restrictions laid out in the Performance Share Plan, grant Performance Share Rights to "Eligible Employees" under the Performance Share Plan entitling such Eligible Employees to acquire up to an aggregate maximum of 4,400,000 Shares.
It is important to note that the conversion of the Stock Option Plan from a "rolling" plan into a "fixed maximum" plan is subject to Board discretion to not proceed with such conversion in the event that Shareholder approval is not obtained at the Meeting to the Company's new Performance Share Plan as discussed under "Particulars of Matters to be Acted Upon - Approval of Performance Share Plan and 2024 Performance Share Rights Awards" in this Circular.
The Company has set aside a maximum of 4,500,000 Shares for Restricted Share Rights under its fixed maximum evergreen Restricted Share Plan (of which 6,406,464 Restricted Share Rights have been awarded to date, 3,926,481 Shares have been issued on vesting and 33,666 were cancelled as of December 31, 2024).
As of the date of this Circular, the Company has an aggregate of 14,042,750 Stock Options outstanding, which Stock Options represent approximately 4.8% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 69,667 Shares currently available for the future grant of Stock Options (representing 0.2% of the Company’s current issued and outstanding Shares, on a non-diluted basis).
For further information, please refer to the discussion in this Circular under "Particulars of Matters to be Acted Upon - Approval of Amendments to and Unallocated Stock Options under Stock Option Plan".
The following table sets out the burn rate of the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate

2024	NIL	297,489,424	0%
2023	4,101,417	297,406,309	1.4%
2022	4,231,000[1]	231,348,386	1.8%
1.This figure does not include the replacement Stock Options which the Company was obligated to issue in exchange for existing outstanding Nomad stock options when it acquired 100% of Nomad in August 2022.

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A copy of the final version of the amended Stock Option Plan as approved by the Shareholders in 2022 is still currently available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov. Upon approval by the Shareholders and the TSX to the proposed 2025 amendments to the Stock Option Plan as discussed in this Circular under "Approval of Amendments to and Unallocated Stock Options under Stock Option Plan", a copy of the amended Stock Option Plan will be filed under the Company's profile on SEDAR+ and on the SEC website at www.sec.gov. A blacklined copy of the Stock Option Plan containing the proposed 2025 amendments to the Stock Option Plan is attached to this Circular as Schedule "A"
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Restricted Share Plan
Overview
The Company last received Shareholder approval to the Restricted Share Plan at the Company’s Shareholder meeting held in 2019, at which meeting the Shareholders approved certain amendments to the Restricted Share Plan, including an amendment to increase the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 3,800,000 Shares to a maximum of 4,500,000 Shares and an amendment to transition the Restricted Share Plan into a fixed maximum evergreen plan. The evergreen feature of the Restricted Share Plan means that the maximum number of Shares reserved from treasury under it will be automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Company from time to time upon the vesting of any Restricted Share Rights (the “Automatic Replenishment Feature”). The TSX granted their final approval to these amendments to the Restricted Share Plan. Because of the Automatic Replenishment Feature, pursuant to TSX policies, Shareholder approval to unallocated entitlements under the Restricted Share Plan is required every three years. Accordingly, Shareholder approval to unallocated entitlements under the Restricted Share Plan was requested and obtained at the 2022 Shareholder Meeting and is required again by the TSX by not later than June 3, 2025.
The Board has recently made certain housekeeping amendments to the Restricted Share Plan, which are subject to final approval by the TSX. Please see "Particulars of Matters to be Acted Upon - Approval of Unallocated Restricted Share Rights under Restricted Share Plan" in this Circular as well as a discussion below in this section of the Circular under the heading "2025 Restricted Share Plan Amendments" for additional details.
Purpose and Restricted Share Plan Limits
The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or a committee thereof which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company.
Prior to the Board's recent housekeeping amendments to the Restricted Share Plan as noted above and discussed below, the maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person (“Participant”) under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis) - the Board's proposed amendments referred to below reduce this figure to 2.0%; (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis) - the Board's proposed amendments referred to below reduce this figure to 5.0%; and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and
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outstanding Shares at the time of issuance (on a non-diluted basis) - the Board's proposed amendments referred to below reduce this figure to 5.0%.
Each Restricted Share Right entitles the holder thereof to receive one fully paid Share without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Board (“Restricted Period”); and (ii) a date determined by an eligible Participant that is after the Restricted Period and before a Participant’s retirement date or termination date (a “Deferred Payment Date”). Restricted Share Rights under the Restricted Share Plan will vest over a three-year period from the date of grant (i.e. one-third per year, beginning on the first anniversary of the grant date, unless deferred in accordance with the deferral provisions).

Restricted Share Rights granted under the Restricted Share Plan vest over a three year period from the grant date

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to: (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) make any amendment which increases the Non-Employee Director Participation Limited under the Restricted Share Plan; (d) materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or (e) make any amendment to the amendment provisions in the Restricted Share Plan so as to increase the ability of the Board to amend it without Shareholder approval. All other amendments to the Restricted Share Plan may be made by the Board without obtaining Shareholder approval. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date (as defined in the Restricted Share Plan) must give the Company written notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company written notice 30 days prior to the Deferred Payment Date. In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights held by the Participant will automatically immediately terminate, unless otherwise determined by the Board. In the event of the retirement or termination of a Participant after a Restricted Period and, if applicable, prior to any Deferred Payment Date, the Company will forthwith issue the Restricted Shares (as defined in the Restricted Share Plan) in accordance with the Restricted Share Rights held by the Participant. In the event of death or total disability of a Participant, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

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The Restricted Share Plan contains the following important provisions:
1)	vesting upon a Change of Control contains a double trigger provision;
2)	the Company is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under the Restricted Share Plan for the purpose of settlement of equity awards under the Restricted Share Plan;
3)
the maximum equity value which may be granted by the Company to each Non-Employee Director under the Restricted Share Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, which may only be granted in lieu of their cash based annual retainers (the "Non-Employee Director Participation Limits"); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board;

4)	clawback provisions;
5)	stock ownership guidelines provisions;
6)	no amendment may be made to the Restricted Share Plan which increases the Non-Employee Director Participation Limit without Shareholder approval; and
7)	no amendment may be made to the amendment provisions as to increase the ability of the Board to amend the Restricted Share Plan without Shareholder approval, without first obtaining Shareholder approval to that amendment.

2025 Restricted Share Plan Amendments
On April 9, 2025, the Board approved certain general housekeeping amendments to the Restricted Share Plan. Please see "Particulars of Matters to be Acted Upon - Approval of Unallocated Restricted Share Rights under Restricted Share Plan" in this Circular for additional details.
As mentioned above, prior to the proposed amendments by the Board to the Stock Option Plan, which are subject to receiving approval from both the TSX and the Shareholders, the Stock Option Plan provided that the maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) Stock Options under the Company’s current form of Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis). The Board has approved amendments to the Stock Option Plan which convert it from a "rolling" plan into a "fixed maximum" plan pursuant to which the Company may issue only up to a maximum of 14,112,417 Shares (representing the exact number of the Company's outstanding Stock Options as of December 31, 2024) upon exercise of Stock Options issued under it.
In addition, in the Restricted Share Plan, the Company voluntarily states that, at no time shall the number of Shares which have been reserved for issuance under RSRs which have been awarded by the Company and are outstanding under the Restricted Share Plan, together with awards outstanding under all of the
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Management Information Circular
Company's other previously established or proposed share compensation arrangements, exceed: (a) 6.0% of the Company's issued and outstanding Shares during the period from January 1, 2025 to December 31, 2025; (b) 5.5% of the Company's issued and outstanding Shares during the period from January 1, 2026 to December 31, 2026; and (c) 5.0% of the Company's issued and outstanding Shares commencing on January 1, 2027 and continuing from that date forward.
In the event that the Company purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid(s), the Company shall be deemed to be in compliance with the foregoing maximum limits if, prior to such purchases and/or cancellations, the Company was in compliance with such specified maximum limits.
The aggregate maximum number of Shares which may be reserved for issuance from treasury pursuant to the Restricted Share Plan remains at 4,500,000, representing approximately 1.5% of the Company’s issued and outstanding Shares as at December 31, 2024 and 1.5% of the Company’s current issued and outstanding Shares as at the date of this Circular.
As at December 31, 2024, Restricted Share Rights were outstanding under the Restricted Share Plan entitling holders to acquire an aggregate of 2,446,317 Shares (which represented approximately 0.8% of the issued and outstanding Shares), leaving 2,053,683 Restricted Share Rights available for the future award of Restricted Share Rights as at that date (which represented 0.7% of the Company’s issued and outstanding, on a non-diluted basis).
To the date of this Circular, an aggregate of 6,406,464 Restricted Share Rights have been awarded by the Company pursuant to which 3,953,981 Shares have been issued to date upon vesting of Restricted Share Rights at the end of applicable Restricted Periods (making an equal number of Restricted Share Rights available for grant under the Restricted Share Plan pursuant to the Automatic Replenishment Feature) and 33,666 Restricted Share Rights terminated without having vested (making them available for re-grant under the Restricted Share Plan), leaving a balance outstanding under the Restricted Share Plan of 2,418,817 Restricted Share Rights (representing approximately 0.8% of the Company’s current issued and outstanding Shares). This means that the Company has Restricted Share Rights currently outstanding entitling holders to acquire an aggregate of 2,418,817 Shares (representing approximately 0.8% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 2,081,183 Restricted Share Rights currently available for future award under the Restricted Share Plan (representing approximately 0.7% of the current issued and outstanding Shares, on a non-diluted basis).
Sandstorm Gold Ltd.    81    2025

Management Information Circular
The following table sets out the burn rate of the Restricted Share Plan for the three most recently completed financial years:

Year	Restricted Share Rights Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate

2024	549,500	297,489,424	0.2%
2023	557,750	297,406,309	0.2%
2022	584,267	231,348,386	0.3%
A copy of Restricted Share Plan as approved by the Shareholders in 2019 is currently available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the SEC website at www.sec.gov. Upon approval by the TSX to the proposed amendments to the Restricted Share Plan as discussed in this Circular under "Approval of Unallocated Restricted Share Rights under Restricted Share Plan", a copy of the amended Restricted Share Plan will be filed under the Company's profile on SEDAR+ and on the SEC website at www.sec.gov. A blacklined copy of the Restricted Share Plan containing the proposed 2025 amendments to the Restricted Share Plan is attached to this Circular as Schedule "B".
Performance Share Plan
At a meeting of the Compensation Committee held on November 14, 2024, the Compensation Committee approved a form of Performance Share Plan and they recommended the adoption of this new Performance Share Plan to the Board. At a meeting held on December 12, 2024, the Board approved the Performance Share Plan, subject to both Shareholder approval and approval by the TSX.
The Performance Share Plan provides a framework for the issuance of Performance Share Rights by the Company. Pursuant to this new Performance Share Plan, the Board may, from time to time and subject to the restrictions laid out in the Performance Share Plan, grant Performance Share Rights to "Eligible Employees" (as defined in the Performance Share Plan) entitling such Eligible Employees to acquire up to an aggregate maximum of 4,400,000 Shares.
Non-employee Directors are specifically excluded from participation under the Performance Share Plan.
The award of Performance Share Rights is a new variable and discretionary component of compensation intended to reward the Company’s executives for accretively growing the Company and increasing the value of the Shares. Awards of Performance Share Rights seek to align the interests of management with the interests of Shareholders.
Sandstorm Gold Ltd.    82    2025

Management Information Circular
All Performance Share Rights awarded will cliff-vest after three years and the number of Shares which will be issued by the Company to each executive for each Performance Share Right held will be based upon the Company's performance during that three year Performance Period against each of two benchmark groups. 50% of the Performance Share Rights granted will be tracked over the Performance Period relative to the first benchmark group and 50% of the Performance Share Rights granted will be tracked over the Performance Period relative to the second benchmark group. The first benchmark group will be comprised of seven publicly traded North American royalty companies selected by the Board as of the date of grant of Performance Share Rights, and the second benchmark group will be the GDX.
At the end of the Performance Period, a calculation will be completed in order to determine the cumulative "under" or "out performance" of the Share price relative to each of the two selected benchmark groups. The actual number of Performance Share Rights that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of these performance conditions. The payout multiplier for each measure will be determined by the Board/Committee according to the performance criteria and may be zero if the Company does not achieve a specified level of threshold performance and will be capped at 200% for maximum performance. The extent to which each Performance Condition is met will be determined by the Board/Committee, subject to any applicable adjustments as may be determined by the Board/Committee.
The Performance Period begins on the date of grant and ends on the third anniversary of the grant date of Performance Share Rights. For greater certainty, all Performance Share Rights granted under the Performance Share Plan to an Eligible Employee will vest on the first business day following that day which is the third anniversary of the Grant Date.
The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one Participant under the Performance Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 2.0% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Performance Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5.0% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Performance Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 5.0% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).
In addition, in the Performance Share Plan, the Company voluntarily states that, at no time shall the number of Shares which have been reserved for issuance under PSRs which have been awarded by the Company and are outstanding under the Performance Share Plan, together with awards outstanding under all of the Company's other previously established or proposed share compensation arrangements, exceed: (a) 6.0% of the Company's issued and outstanding Shares during the period from January 1, 2025 to December 31, 2025; (b) 5.5% of the Company's issued and outstanding Shares during the period from January 1, 2026 to December 31, 2026; and (c) 5.0% of the Company's issued and outstanding Shares commencing on January 1, 2027 and continuing from that date forward.
In the event that the Company purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid(s), the Company shall be deemed to be in compliance with the foregoing maximum
Sandstorm Gold Ltd.    83    2025

Management Information Circular
limits if, prior to such purchases and/or cancellations, the Company was in compliance with such specified maximum limits.
Under the Performance Share Plan, the Board may from time to time amend or revise the terms of the Performance Share Plan or may discontinue the Performance Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Performance Share Plan to: (a) materially increase the benefits under the Performance Share Plan; (b) increase the maximum number of Shares issuable under the Performance Share Plan; and (c) materially modify the requirements as to eligibility for participation in the Performance Share Plan; or (d) make any amendment to the amendment provisions in the Performance Share Plan so as to increase the ability of the Board to amend it without Shareholder approval. All other amendments to the Performance Share Plan may be made by the Board without obtaining Shareholder approval. Except as otherwise may be expressly provided for under the Performance Share Plan or pursuant to a will or by the laws of descent and distribution, no Performance Share Right and no other right or interest of a Participant is assignable or transferable.
In the event of the Termination of a Participant during the Restricted Period, any unvested Performance Share Rights held by the Participant shall immediately be forfeited and terminated and be of no further force or effect, provided that the Board has the absolute discretion to waive such termination. Notwithstanding the foregoing, if a Participant retires in accordance with the Company’s retirement policy (or earlier with the Company's consent) at such time, the pro rata portion of any unvested Performance Share Rights shall not be forfeited by the Participant or cancelled, but instead shall vest after the event of Termination has occurred (as if it had not occurred).
The aggregate maximum number of Shares which may be reserved for issuance from treasury pursuant to the Performance Share Plan is 4,400,000, representing approximately 1.5% of the Company’s issued and outstanding Shares as at December 31, 2024 and 1.5% of the Company’s current issued and outstanding Shares as at the date of this Circular.
On December 12, 2024, the Board, on the recommendation of the Compensation Committee, awarded the 2024 Performance Share rights Awards. These outstanding 614,500 Performance Share Rights represent 0.2% of the issued and outstanding Shares as of December 31, 2024 , leaving 3,785,500 Performance Share Rights available for the future award of Performance Share rights as at that date (which represented 1.3% of the Company’s issued and outstanding, on a non-diluted basis).
To the date of this Circular, an aggregate of 614,500 Performance Share Rights have been awarded by the Company pursuant to which no Shares have been issued and representing approximately 0.2% of the Company’s current issued and outstanding Shares, leaving 3,785,500 Performance Share Rights currently available for future award under the Performance Share Plan (representing approximately 1.3% of the current issued and outstanding Shares, on a non-diluted basis).
In addition, the burn rate for the 614,500 Performance Share Rights awarded in 2024 under the new Performance Share Plan was 0.2%, based on the weighted average securities (i.e. Shares) outstanding at December 31, 2024, of 297,489,424 Shares.
Sandstorm Gold Ltd.    84    2025

Management Information Circular
Because the Performance Share Plan had not as yet received either TSX or Shareholder approval as of the date of grant of these 614,500 Performance Share Rights, the TSX requires that the Company seek Shareholder approval for these awards at the Meeting. Accordingly, please refer to "Particulars of Matters to be Acted Upon - Approval of Performance Share Plan and 2024 Performance Share Rights Awards" in this Circular for additional information with respect to the Performance Share Plan and the 2024 Performance Share Rights Awards. Please also refer to "Executive Compensation Elements - Performance Share Plan".
Once approved by the Shareholders and the TSX, a copy of Performance Share Plan will be made available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the SEC website at www.sec.gov. A clean copy of the Performance Share Plan is attached to this Circular as Schedule "C".
Sandstorm Gold Ltd.    85    2025

Management Information Circular
Other Information
Indebtedness of Directors, Executive Officers and Others
None of the Company’s Directors, Nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2024, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Except for the fact that certain Directors and officers are Shareholders, no informed person (as defined in NI 51-102) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.
Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than the election of Directors or the appointment of auditors, no (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, (b) proposed Nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except that the Directors and executive officers of the Company may have an interest in: (i) the resolution regarding the approval to amendments to the Company’s Stock Option Plan and the resolution regarding the approval of unallocated Stock Options under the Company’s Stock Option Plan; (ii) the resolution regarding the approval of unallocated Restricted Share Rights under the Company’s Restricted Share Plan; and (iii) the resolution regarding the approval of the Company's new Performance Share Plan and the 2024 Performance Share Rights Awards, as such persons are eligible to participate in such plans.
Management Contracts
No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.
Sandstorm Gold Ltd.    86    2025

Management Information Circular
Corporate Governance
Overview
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased, and the nature of the agenda items may be changed, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.
As a foreign private issuer, the Company is not required to meet all the corporate governance listing standards of the NYSE. However, the Company’s practices meet most of the NYSE corporate governance listing standards. Information about the significant differences between our corporate governance practices and the NYSE corporate governance listing standards can be found in our most recent Form 40-F filed with the SEC and available at www.sec.gov and on the Company’s website at www.sandstormgold.com.
Sandstorm Gold Ltd.    87    2025

Management Information Circular

Corporate Governance Initiatives Implemented in 2016 and 2017 in Order to Reflect Current Best Practices:
÷	Quorum increased to 25% for shareholder meetings
÷	CEO/Chairman roles have been separated
÷	Clawback Policy implemented (updated in November 2023)
÷	Robust Anti-Hedging Policy implemented
÷	Stock Ownership Guidelines Policy for executives/directors
÷	Formal Corporate Governance & Nominating Committee in place
÷	Formal Compensation Committee in place
÷	Formal Board & Committee Self-Assessment Questionnaires implemented

Corporate Governance Matters Implemented in 2023 and 2024 in Order to Reflect Current Best Practices:
÷	Clawback Policy updated in order to comply with new NYSE rules
÷	Formal Sustainability Committee put in place

A copy of the current Articles of the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov and on the Company’s website at www.sandstormgold.com.
Sandstorm Gold Ltd.    88    2025

Management Information Circular
Board of Directors
Role of the Board
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. In accordance with the new Terms of Reference for the Board of Directors, the Board is responsible for the oversight and review of the development of, among other things, the following matters:
a)the strategic planning process of the Company;
b)an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;
c)identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
d)annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;
e)material acquisitions and divestitures;
f)succession planning, including appointing, training and monitoring the development of senior management;
g)a communications policy for the Company to facilitate communications with investors and other interested parties;
h)a reporting system which accurately measures the Company’s performance against its business plan; and
i)the integrity of the Company’s internal control and management information systems.
The operations of the Company do not support a large Board and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the Audit Committee, the Compensation Committee, the Corporate Governance & Nominating Committee and the Sustainability Committee.
You can access the full text of the new Terms of Reference for the Board of Directors on the Company’s website at www.sandstormgold.com.
Independence of the Board
The Board has considered the relationships of each of the Directors to the Company and determined that five of the eight members of the current Board, all of whom are Nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines, the Governance Disclosure Rule and the NYSE rules. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.
Sandstorm Gold Ltd.    89    2025

Management Information Circular
David E. De Witt (Non-Executive Chairman of the Board), Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia are independent. Nolan Watson is not independent as he is the President and CEO of the Company. David Awram is not independent as he is the Senior Executive Vice-President of the Company. Elif Lévesque, pursuant to the Governance Guidelines and the NYSE rules, will not be considered independent until April 15, 2026, by virtue of the terms of her former consulting relationship with Nomad which was entered into upon the closing of the Nomad acquisition by the Company in August of 2022.
Kindly refer to the below independence chart:
Independence Chart

Director/Nominee	Independent	Reason, if not Independent

Nolan Watson	X	President and CEO
David Awram	X	Senior Executive Vice-President
David E. De Witt	✓
Andrew T. Swarthout	✓
John P.A. Budreski	✓
Mary L. Little	✓
Vera Kobalia	✓
Elif Lévesque	X	Will not be considered independent until April 15, 2026, by virtue of the terms of her former consulting relationship with Nomad
During the year ended December 31, 2024, the independent Directors held a formal in camera session at all five of their full Board meetings, during which in camera sessions non-independent Directors/members of management were excused. The Board may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.
Position Descriptions
The Board has developed a written Role Statement for Non-Executive Chairman of the Board of Directors and a Role Statement for Chief Executive Officer. The Board has not developed a position description for the Chair of each of the Audit Committee, the Corporate Governance & Nominating Committee, the Compensation Committee or the Sustainability Committee. However, the Board has developed a Terms of Reference for each of the Corporate Governance & Nominating Committee, the Compensation Committee and the Sustainability Committee. The Audit Committee has a Charter. The Chair of each committee is responsible for ensuring that his/her committee fulfills its responsibilities and duties under its respective Charter/Terms of Reference, as the case may be. Each of these Terms of Reference and the Audit Committee Charter may be accessed on the Company’s website at www.sandstormgold.com.
Sandstorm Gold Ltd.    90    2025

Management Information Circular
Participation of Directors in Other Reporting Issuers
The participation of the Directors in other reporting issuers is described in each Director profile provided under "PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors" in this Circular. The Corporate Governance & Nominating Committee has reviewed and assessed the number of outside directorships and executive positions held by the Company’s Directors and has considered whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Corporate Governance & Nominating Committee has determined that none of the proposed Nominees for Director are over boarded as a result of their outside directorships.
In particular, they have determined that Mr. Budreski’s outside directorships and executive officer positions have not in the past, nor are they expected in the future, to interfere with or impede his ability to discharge his duties and responsibilities as a Director of the Company.
Separation of Chairman and CEO Roles and Related Position Descriptions
The Board appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director of the Company in January of 2013 when Mr. Watson was appointed as Chairman of the Board. In accordance with the Company’s commitment to corporate governance best practices, effective March 30, 2016, the Board separated the roles of Chairman and CEO and removed Mr. De Witt as Lead Independent Director and appointed him as Non-Executive Chairman of the Board. Mr. Watson retains the roles of President and CEO.
ROLE OF THE CEO
The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.
Sandstorm Gold Ltd.    91    2025

Management Information Circular
ROLE OF THE NON-EXECUTIVE CHAIRMAN OF THE BOARD
Mr. De Witt’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.
Orientation and Continuing Education
As the Company has only had three Directors appointed to the Board since 2014 (all of whom are women) who were new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed. New Board members are provided with:
1)information respecting the functioning of the Board and its committees and copies of the Company's corporate governance policies;
2)documents from recent Board meetings;
3)access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
4)access to management and technical experts and consultants; and
5)a summary of significant corporate and securities responsibilities.
In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.
Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.
Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone or by video conference is permissible. Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions. If there are unforeseen circumstances and a Director is unable to attend a meeting, he/she is expected to contact the Chairman, the CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.
Board and committee meetings held during each of 2023 and 2024 were held either by video conference or by hybrid (in person/virtual) meeting format.
Sandstorm Gold Ltd.    92    2025

Management Information Circular
Expectations of Management
The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.
Nomination of Directors
The Company does not have a stand-alone nomination committee. The Corporate Governance & Nominating Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence, and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.
The Corporate Governance & Nominating Committee has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by the Company’s existing Directors. The skills and competencies are as follows: experience with respect to the mining and global resource industry, mergers and acquisitions, accounting/financial controls, finance and capital markets, risk management, legal and regulatory matters, human resources and compensation matters, corporate governance, ESG, climate change, international experience, public policy and government relations, political risk assessment, public company boards and public company management. Set out below are the skills identified for each Director.

Sandstorm Gold Ltd.    93    2025

Management Information Circular
Skills Matrix

Skills	Nolan Watson	David Awram	David E. De Witt	John P.A. Budreski	Andrew T. Swarthout	Mary L. Little	Vera Kobalia	Elif Lévesque

Mining Industry/Mining & Exploration/Global Resource Industry	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions	✓	✓	✓	✓	✓	✓	X	✓
Finance & Capital Markets	✓	✓	✓	✓	✓	✓	X	✓
Accounting/Financial Controls	✓	✓	✓	✓	✓	✓	X	✓
Legal and Regulatory	✓	X	✓	X	X	X	X	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources & Compensation	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓
ESG	✓	✓	✓	✓	✓	✓	✓	✓
Climate Change	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Boards	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Management	✓	✓	✓	✓	✓	✓	X	✓
Public Policy and Government Relations	✓	✓	✓	X	✓	✓	✓	X
International Experience	✓	✓	✓	✓	✓	✓	✓	✓
Political Risk Assessment	✓	✓	X	X	✓	X	✓	X
The Board has adopted a policy regarding majority voting for the election of Directors. This policy is described under “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in this Circular and is available on the Company’s website at www.sandstormgold.com.
Compensation of Directors and Officers
Please refer to the comprehensive discussion contained within the “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs.
Kindly also refer to the Summary Compensation Table located within the “EXECUTIVE COMPENSATION” section of this Circular for specific details.
As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “EXECUTIVE COMPENSATION — Director Compensation” section of this Circular.
Sandstorm Gold Ltd.    94    2025

Management Information Circular
Assessments
The Company's Board & Committee Self-Assessment Questionnaire is sent to the Board/committee members for completion annually in January/February of each calendar year, following which the Chairperson of the Corporate Governance & Nominating Committee collects and assesses the completed questionnaires and then reported the results to the full Board at meetings held annually in February, and facilitates discussions.
The Board & Committee Self-Assessment Questionnaire explored the views of the Board in the following key areas:

KEY AREA	SPECIFIC ITEMS ASSESSED BY THE BOARD

Board Composition	Size, proportion of independent Directors, Board talent inventory, Director selection and succession plan
Board Committees	Number of committees, effectiveness of committees, scope of activities, communication with the Board
Board Leadership Structure and Dynamics	Participation, discussion, tone at the top, use of available skills, teamwork and disagreements
Board Information and Communication	Pre-meeting information, in-meeting information, information between meetings, timeliness of Board materials, operating history and financial information, compliance information, control process information, regulatory developments, industry information, goals, objectives, strategies, long-term plans and minutes of meetings
Access to Officers, Counsel and Auditors	Accessibility of officers, communication, access to counsel and access to auditors
Meeting Process	Frequency of meetings, length of meetings, meeting locations, agenda items, conduct of meetings, allocation of Board meeting time, focus on risk issues, focus on corporate strategy, appropriateness of questions, informal discussion and executive sessions of independent Directors
Board Responsibilities and Accountability	Independent perspective, time commitment of Directors, monitoring of performance, conflicts of interest, Board role and oversight
Director Compensation	Compensation levels and compensation process

Sandstorm Gold Ltd.    95    2025

Management Information Circular
The Committee Functioning Questionnaire portion of the Board & Committee Self-Assessment Questionnaire explored the views of the members of each of the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee and, commencing in February 2025, the new Sustainability Committee as well, in the following key areas:

KEY AREA	SPECIFIC ITEMS ASSESSED BY THE RESPECTIVE COMMITTEE MEMBERS

Committee Meetings
Whether the respective committee meetings are conducted in a manner which ensures that their Charters/Terms of Reference are met and that there is: (a) open communication, (b) meaningful discussion; (c) timely resolution of issues; and (d) independence from management.
Whether the respective committee meetings are appropriate in terms of: (a) number (regular and special); (b) length (both presentation and discussion); and (c) content.

Committee Pre-Meeting Material	Whether committee pre-meeting material is appropriate (i.e. that it is): (a) useful and relevant; (b) timely; (c) in an efficient format; and (d) in the right amount of detail.
Committee Chairs	Whether the Chair of each committee is effective in: (a) setting the committee agenda – both the annual generic agendas and individual meeting agendas; (b) running committee meetings; and (c) and providing information to the Board relative to the respective committee’s issues and initiatives.
Committee Member Comments on Specific Topics	Comments were requested from the members of each committee on the following topics: (a) the committee’s most significant accomplishment in the past year has been; (b) the committee’s most important priority going forward should be; (c) the committee’s plans for continuous improvement of its processes and role are; and (d) emerging trends the committee members feel their respective committees may have to respond to.
Prior to 2017, the Board conducted informal annual assessments of its effectiveness, along with the effectiveness of the individual Directors and its three committees. To assist in its review, the Board conducted informal surveys of its Directors and received informal reports from the Company’s then three committees respecting their own effectiveness. As part of these past and current assessments, the Board and/or its committees, as applicable, reviewed their respective Charters/Terms of Reference and, where necessary, conducted reviews of applicable corporate policies.
Succession Planning For President and Chief Executive Officer
The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, with the assistance of the Corporate Governance & Nominating Committee.
The Board recognizes that succession planning at the Company is challenged by the limited number of employees which the Company has. Ultimately, an external hire may be necessary for the President and Chief Executive Officer role depending on the circumstances at the time of vacancy. Management and the Board seek opportunities to interact with, mentor and develop potential eventual internal successors. Management and the Board also encourage all employees to engage in professional development and training to improve their skills and abilities. In the event of an emergency, the Board and the Corporate Governance & Nominating Committee have temporary succession plans which can be implemented. The
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Company is confident that appropriate succession strategies are being implemented to ensure that the Company’s business will continue to be strongly managed in the future.
Ethical Business Conduct
The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Business Conduct and Ethics (the “Code”) to document the principles of conduct and ethics to be followed by its employees, officers and Directors and has instructed such persons to abide by the Code. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. On April 29, 2021, the Code was updated to better align the Company’s policies with the UN Global Compact by adding provisions outlining the Company’s commitment to human rights, fair practice and freedom of association, collective bargaining, and the Company’s support for the abolition of forced labour and child labour, as well as other provisions. There have been no human rights allegations related to Sandstorm in the history of the Company.
The Code’s purpose is to: (i) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; (iii) promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the securities regulators and in other public communications made by the Company; (iv) promote compliance with applicable governmental laws, rules and regulations; (v) promote the prompt internal reporting to an appropriate person of violations of the Code; (vi) promote accountability for adherence to the Code; (vii) provide guidance to employees, officers, and Directors to help them recognize and deal with ethical issues; (viii) provide mechanisms to report unethical conduct; and (ix) help foster the Company’s culture of honesty and accountability.
In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.
It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.
To date, the Company has not been required to file a material change report relating to a departure from the Code by any of its Directors or executive officers.
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There have been no reported incidents of corruption, allegation of fraud, executive misconduct or insider trading related to Sandstorm. In addition, the Company has not faced any fines and/or non-monetary sanctions for non-compliance.
A copy of the Code is posted on SEDAR+ at www.sedarplus.ca and was also filed with the SEC as an exhibit to our Form 40-F for the year ended December 31, 2022, and is available at www.sec.gov. The Code may also be accessed on the Company’s website at www.sandstormgold.com.
The Company would also like to note that it has a Code of Business Conduct and Ethics - Consultants in place for the Company’s consultants and expects all its consultants to comply at all times with the principles of this document while working with the Company. The Company has also adopted a Partner/Supplier Code of Conduct intended to document the principles of conduct and ethics to be followed by the Company's suppliers, including our streaming partners. The Code of Business Conduct and Ethics - Consultants and the Partner/Supplier Code of Conduct may also be accessed on the Company’s website at www.sandstormgold.com.
Social and Environmental Commitment
In April 2021, the Company published its inaugural annual Sustainability Report for calendar year 2020, which described the Company’s approach to sustainability and environmental, social and governance issues. In May 2022, the Company published its Sustainability Report for 2021, in May 2023, the Company published its Sustainability Report for 2022, and in May 2024, the Company published its Sustainability Report for calendar year 2023 (the “2023 Sustainability Report”). A copy of the 2023 Sustainability Report is available on the Company’s website at www.sandstormgold.com. Prior year Sustainability Reports and the 2023 Sustainability Report do not form part of, nor are they incorporated by reference into this Circular.
The properties over which the Company holds streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control over the activities of the property owners/operators. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., social license to operate, toxic emissions and waste, biodiversity and land use and water stress), social considerations (e.g., occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”).
Indirect Exposure Overview
Because the Company does not directly own or operate the projects, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. The Company’s indirect exposure to ESG risk factors are mitigated in part by the Company’s diversified portfolio of streams, NSRs and other royalty agreements and interests of which 41 of the underlying mines are producing. There is no evidence of a statistical relationship or positive correlation between the ESG successes and challenges at the various
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mining projects within the Company’s portfolio, indicating a clear diversification benefit to the Company’s portfolio approach. The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.
The Company does not control the operations of any of the properties over which it has a stream or royalty or other interest. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to making an investment. It is therefore the aim of the Company’s due diligence process to successfully identify projects and companies that will act and operate in a responsible and sustainable manner.
Although once an investment is made, the Company has no control over the project or the various ESG risks that can be associated with a mine, the Company believes that it is uniquely positioned to influence ESG issues, as the Company recognizes that mining companies must make a meaningful impact in their communities. The Company’s comprehensive due diligence process integrates ESG-related issues into the evaluation of every investment opportunity. When possible, the Company seeks to find innovative ways to influence positive impacts on the environment and local communities. For example, the Company holds a stream on the Greenstone Mine in northern Ontario, Canada. As part of the stream agreement on this project, the Company committed to an additional cash amount equal to $30 per ounce of Payable Gold under the stream agreement to be directed to ESG contributions at the local level.
The Company drives shareholder value by realizing long-term investment opportunities in mining assets. Often the Company’s royalties outlive the operators of the asset, so the Company considers not only how a mine functions under current management and conditions, but how it will operate under future operators and markets. ESG factors play a central role in determining the success of a long-term mining investment. While the Company has no control over a project or the various ESG risks associated with a mine, it recognizes that a good investment is a mine that will function safely, successfully, and with multi-generational support of local communities and government.
The Company’s management team applies a multi-disciplinary approach when evaluating potential transactions. In addition to relying on management’s expertise, the Company benefits from the experience and expertise of its Board of Directors. Board members are active in the review of potential material investments including participation in due diligence and providing technical, operational, political, financial, environmental, corporate social responsibility, and other expertise where applicable. The due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, government policy and finance. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where appropriate, the due diligence process involves, among other things, thorough desktop studies, the engagement of expert consultants, extensive interviews with the project management team, site visits as well as in depth deliberation. The Company determines if an investment should be made based on overall criteria, including ESG factors. The overall criteria are reviewed regularly by management and/or the Board where applicable. The Company routinely engages third-party experts to assist in the evaluation of new investments, which can include external legal counsel (including in the jurisdictions in which a project is located), technical consultants, and other consultants for purposes that can include ESG factors.
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After making an investment, the Company has avenues in place to monitor, where appropriate, the ESG performance of its counterparties on an ongoing basis. The Company’s stream and royalty agreements typically include the following types of provisions for ongoing due diligence and to reduce exposure to ESG risks: audit and inspection rights, reporting obligations, transfer restrictions and security. In addition, the Company manages ESG risks arising from current Streams and royalties by undertaking ongoing due diligence where applicable, which can include but is not limited to, site visits, ongoing dialogue with the operators, and review of the corporate and social responsibility reports that are published by the Company’s partners. The Company closely monitors and relies on public disclosures of its operators.
The Company endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.
Former Canadian Bill S-211, now known as the Fighting Against Forced Labour and Child Labour in Supply Chains Act , which aims to combat modern slavery in the form of forced labour and child labour, took effect on January 1, 2024, with first reports required to be filed with the Canadian Ministry of Public Safety on or before May 31, 2024, by those companies who determined that they must report under it. The Company determined that it should report and prepared a report dated May 31, 2024 in accordance with these new reporting requirements (the “Report”), outlining the approach and initiatives by the Company to identify and address the risks of forced labour and child labour in its business operations and supply chains during the financial year ended December 31, 2023. The Report states that the Company does not operate any of the mining or other assets in which it has a royalty, stream or other interests and does not directly produce or import goods and that the Company has not identified any forced labour or child labour in its activities and supply chains and considers that there is a low risk of forced labour or child labour in its current supply chains given their nature, and the limited size and scope of such supply chains, however, the Company recognizes its business model is dependent on the industry operating in a responsible fashion and actively supports the industry in its efforts and initiatives and also has policies in place to mitigate related risks, as outlined in the Report. The Report also states that, as the Company has not identified any forced labour or child labour or material risks of forced labour or child labour in its activities and supply chains, a formal assessment process with regards to the Company’s effectiveness in ensuring that forced labour and child labour are not being used in it’s business and supply chains has not been implemented at this time and the Company will consider implementing measures to assess their effectiveness in managing such risks, should the Company’s assessment of such risks change. There have been no human rights allegations related to Sandstorm in the history of the Company.
Direct Exposure Overview
The Company has policies and programs in place to manage ESG risk factors that are directly related to the Company. These policies and programs are regularly reviewed by the Company’s internal Corporate Social Responsibility (“CSR”) Committee, which reports directly to the CEO and CFO.
In 2023, the Company committed to the creation of an ESG sub-committee, whose mandates were to be focused on climate and ESG risks and opportunities, the Company’s practices and policies, and any disclosures or initiatives required. In March 2024, the Board, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee, established a formal Sustainability
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Committee comprised of three (3) members of the Board, to which the CSR Committee will report to and meet with a minimum of twice per year, to push the Company toward improved ESG performances and disclosures, working to create the Company as the leading royalty and streaming company when it comes to sustainability. The purpose of the Sustainability Committee is to assist the Company in fulfilling its responsibilities in respect of ESG matters.
The social policies and programs discussed below are reflective of the Company’s commitment to a high standard of employee management practices including a safe and inclusive workplace, competitive compensation and benefits, training and learning opportunities and channels for employee engagement. The Company seeks to incorporate industry best practices with regards to governance and is committed to conducting its business with integrity, maintaining high ethical standards and contributing to the community in which it operates.
The Company reported under the Task Force on Climate-Related Financial Disclosures for the first time for 2021 and continues to report under this task force. As part of its continual improvement in disclosures, the Company included its Scenario Analysis for the first time in 2022, as discussed below in the section entitled “Task Force on Climate-Related Financial Disclosures”.
The Company’s direct environmental impact and carbon footprint is small. The Company operates solely within an office environment with a relatively small workforce. The Company currently has 29 full-time employees split between the Vancouver head office and a smaller Toronto office.
Until November 2023, the Company’s head office was situated in a LEED Gold certified building in Vancouver, British Columbia, Canada (the “Previous Office Premises”). The LEED Canada rating system applies a rigorous, internationally recognized standard measuring and evaluating the effectiveness of a property’s sustainable practices and policies in a range of green categories. LEED addresses whole-building cleaning, general maintenance issues, recycling programs, exterior maintenance, and systems upgrade or modernization.
The Company is an office-based company and, until November 2023, occupied approximately one-half of one floor in its former Vancouver office building and a small office space in Toronto. With its relatively small workforce, the Company’s impact on the environment is extremely limited. Sandstorm does not have any Scope 1 emission activities or sources within the Company’s operational control to report with respect to its Previous Office Premises. In 2022, the Company established a methodology for measuring Scope 3 greenhouse gas emissions from the Company’s mining partners productions, and continues to include these emissions as part of its reporting in its Sustainability Reports.
In November 2023, the Company re-located its head office to a LEED Platinum certified building in Vancouver, British Columbia, Canada. Platinum is the highest certification available. The Company occupies approximately two floors in its new Vancouver head office as well as a small office space in Toronto. Within both its Previous Office Premises and its current office premises, the Company had/has a robust composting and recycling program that was/is utilized by all employees.
Regardless of the size and nature of Sandstorm’s operations, the Company believes it is important to report on Sandstorm’s annual emissions output in the spirit of transparency and working towards a more sustainable future. Sandstorm has been reporting its Scope 2 and relevant Scope 3 emissions in line with the Greenhouse Gas (“GHG”) Protocol through the CDP (formerly known as the Carbon Disclosure
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Project) Climate Change Questionnaire since 2019. As announced for the first time in the 2023 Sustainability Report, the Company has committed to a new goal of achieving net-zero emissions for its Scope 2 emissions from the year 2023. As a summary, for 2023, Sandstorm’s Scope 2 GHG was 24.3 metric tonnes CO2e, and Scope 3 GHG was 85,444.9 metric tonnes CO2e. Sandstorm’s Scope 3 emissions for 2023 also included its mining partners Scope 1 and Scope 2 emissions, which was new disclosure for the Company commencing with 2022 and is discussed in more detail the 2023 Sustainability Report.
In respect of the Scope 2 data, the Company’s consumed energy that comes from Vancouver’s energy grid is sourced from more than 90% hydropower. All of Sandstorm’s water withdrawal comes from municipal water supplies, which come from local reservoirs. No water is sourced from regions with High or Extremely High Baseline Water Stress and the Company has no direct operations in these regions. The Company did not recycle or reuse any water used in 2019 through 2023. Information in respect of the total Scope 3 emissions includes activity data from flight, car and bus travel records for the Company’s employee business travel. Employee commuting is calculated based on Sandstorm’s employees self-reported commute to and from the office.

As per the 2023 Sustainability Report, Sandstorm strives to reduce its direct Scope 2 and Scope 3 emissions and has set a target to be carbon neutral by the year 2035.
Industry Ranking and Memberships
The Company is continuously graded on its ESG efforts by some of the world’s most reputable agencies. In addition, the Company has voluntarily committed to certain regulatory bodies and member groups that work to promote sustainability best practices on a global scale.

MSCI	MSCI creates industry-leading, research enhanced solutions that investors use to gain insight into and improve transparency across the investment process. Every year MSCI provides rankings for corporations in a wide range of industries in order to grade companies on their ESG efforts. The Company has maintained an MSCI rating of “AA” since June of 2021.
Sustainalytics	Sustainalytics’ ESG Risk Ratings measure a company’s exposure to industry-specific material ESG risks and how well a company is managing those risks. This multi-dimensional way of measuring ESG risk combines the concepts of management and exposure to arrive at an assessment of ESG risk (i.e., a total unmanaged ESG risk score or the ESG Risk Rating) that is comparable across all industries. Sustainalytics’ ESG Risk Ratings provide a quantitative measure of unmanaged ESG risk and distinguish between five levels of risk: negligible, low, medium, high and severe. Sandstorm is in the top rankings by Sustainalytics.
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World Gold Council
The Company is a member of the World Gold Council, a community of members in the gold industry who are committed to responsible corporate practices. Members of the World Gold Council are required to commit to the council’s Responsible Gold Mining Principles, which outline a number of corporate responsibility measures as they relate to ESG matters. As a royalty company that does not operate mines, the Company has agreed to endorse these principles and ensure that the Company’s due diligence process reflects these commitments. The Company’s existing portfolio of royalties already includes several projects owned and operated by World Gold Council members. The Responsible Gold Mining Principles cover the following key areas: ethical conduct; understanding impacts of mining; supply chain; health and safety; human rights and conflict; labour rights; working with communities; environmental stewardship; biodiversity, land use and mine closure; and water, energy, and climate change.

UN Global Compact	The UN Global Compact aims to mobilize a global movement of sustainable companies and stakeholders by aligning their strategies and operations with the UN Global Compact’s ten principles on human rights, labour, environment and anti-corruption. To further demonstrate the Company’s commitment to incorporate the spirit of these ten principles into the Company’s corporate strategies, policies and procedures, the Company joined the United Nations Global Compact in February 2020. As a member, the Company has committed to annual reporting of the Company’s progress in aligning its operations and corporate strategy with the ten principles and to take actions that support broader UN goals.
A more fulsome discussion on these and related matters can be found in the 2023 Sustainability Report which is available on the Company’s website at www.sandstormgold.com. The 2023 Sustainability Report does not form part of, nor is it incorporated by reference into this Circular.
Task Force on Climate-Related Financial Disclosures Discussion
The Company recognizes the importance of continuing actions to reduce climate change. In addition to reporting its progress on GHG and climate change in its 2023 Sustainability Report, the Company also discloses through CDP, formerly known as the Carbon Disclosure Project.
2022 (for the 2021 year) marked the first year that the Company aligned its sustainability reporting with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”). In 2023 (for the 2022 year) Sandstorm aligned its sustainability reporting with the recommendations of the TCFD, and it was the first year that the Company included its Scenario Analysis within its reporting. In 2024 (for the 2023 year) Sandstorm again aligned its sustainability reporting with the recommendations of the TCFD, and it was the second year that the Company included its Scenario Analysis within the reporting.
Some of the discussion items covered on this topic in the Company’s most recent sustainability reporting are covered above and accordingly, are generally not repeated under this section of the Circular.
Kindly note that specific “Task Force on Climate-Related Financial Disclosures Risks” are contained in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2025, for the financial year ended December 31, 2024 (“AIF”), which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca . The AIF does not form part of, nor is it incorporated by reference into this Circular.
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Governance around Climate-Related Risks and Opportunities
The Board and relevant subcommittees, provide oversight on the Company’s approach to climate change, and to Sandstorm’s overall ESG risks. Specifically, in 2024, the Company created a Sustainability Committee, and this committee considers climate-related opportunities and risks affecting the Company’s business. The following Board Committees have oversight of ESG and climate-related opportunities, risks, and disclosures:
—Corporate Governance & Nominating Committee—prior to the formation of the Sustainability Committee, this committee has historically worked with management to develop and recommend to the Board the Company’s approach on ESG, including climate-related issues; has reviewed the adequacy of the Company’s ESG practices and policies and recommended any changes to the Board; and has approved the adoption of any ESG-related standards or initiatives. Where applicable, this committee also engaged with the Company’s stakeholders in respect of ESG issues.
—Audit Committee—oversees the Company’s risk management which, before the formation of the new Sustainability Committee, also included climate change. This includes a review of the Company’s key risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or mitigated by reviewing management’s assessment of the significant risks and exposures impacting the Company.
—Sustainability Committee—works with management to develop and recommend to the Board the Company’s approach on ESG, including climate-related issues, review the adequacy of the Company’s ESG practices and policies and recommends any changes to the Board, and approves the adoption of any ESG-related standards or initiatives. Where applicable, the Sustainability Committee also engages with the Company’s stakeholders in respect of ESG issues.
The Board and Audit Committee regularly meet with senior management to determine the Company’s strategy with respect to its risks and exposures. Management discusses ESG-related risks and strategies, including climate-related strategies, with the Board on a regular basis.
The Board, and relevant subcommittees, oversee senior management, who are responsible for the execution of ESG and climate-related opportunities and for the management of ESG and climate-related risks. The CEO is responsible for the leadership on ESG and climate-related matters, and the Company’s internal VP, Financial Analysis & Sustainability has executive responsibility over the Company’s ESG strategy, external ESG-related disclosures and internal reporting of ESG performances, trends, risk and opportunities to the Sustainability Committee. ESG strategy, and managing climate-related risks, is considered where applicable, in each of the Company’s departments, with specific consideration by the Company’s technical team when undergoing due diligence of new opportunities, as further discussed in the 2023 Sustainability Report.
As mentioned above in this Circular, in March 2024, the Board, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee, established a formal Sustainability Committee. Going forward, the Company’s internal CSR Committee will report to and meet with the members of the Sustainability Committee a minimum of twice per year to push the Company toward improved ESG performances and disclosures, working to create the Company as the leading royalty and streaming company when it comes to sustainability.
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Sandstorm’s senior executives regularly attend Board meetings, and provide updates on royalty acquisition opportunities, which include, where applicable, ESG and climate-related considerations. Where materially adverse ESG or climate-related considerations arise during the due diligence process, management and/or the Board may decide not to proceed with a royalty or stream opportunity. Over the past several years, the Company has rejected potential transactions on the basis of ESG concerns.
STRATEGY — Actual and potential impacts of climate-related risks and opportunities on the Company’s business, strategy, and financial planning
As previously mentioned, as Sandstorm operates in an office environment, the Company’s direct environmental impact and carbon footprint is small. Due to the nature of its business, Sandstorm is not directly exposed to the majority of climate-related risks that mining operators face. However, the Company recognizes that climate-related risks are material for its mining stream partners, and in some situations, can pass through to the Company. Specifically, this can occur where climate-related incidents or developments adversely impact either the production at an operation, and therefore, the royalty payments received by the Company and/or the reputation of the Company’s partner, which can have impacts on the Company for having invested in them. To manage Sandstorm’s risks, the Company screens for significant risks through its due diligence process before making an investment with a partner. The Company’s due diligence process helps it assess risks and opportunities from climate change on its investments, where applicable. While Sandstorm has determined that climate-related issues are not likely to have a significant impact on the Company’s revenues in the short term, the Company recognizes that climate-related risks could materialize in the medium to long-term.
The TCFD recommends that companies conduct at least one climate scenario analysis at 2°C (i.e. average global temperatures of 2°C above pre-industrial levels) or lower to evaluate the potential resiliencies of strategic plans and to identify options for increasing business resiliency to plausible climate-related risks and opportunities through adjustments to strategic and financial plans. Sandstorm undertook a scenario analysis in 2022 and then again in 2023 to consider long term risks and opportunities associated with climate change to strengthen its strategy and financial planning process. The Company chose to apply a 2°C scenario, focusing particularly on the implications and outcomes for the Company’s streams and royalties, and the climate-related risks and investment opportunities relating to those commodities. The scenario analysis assumes that the Company’s strategy will be focused upon growing the Company’s exposure to gold and other precious metals. The results of this analysis are included in the Company’s 2023 Sustainability Report.
CLIMATE RISKS
When evaluating new royalty opportunities, Sandstorm employs multiple due diligence methods, which assists in determining climate risks ranging from both short-term to long-term. Sandstorm enters into agreements with mining partners that cover the life of the mines, often with Sandstorm’s royalties outliving the operators of an asset. Accordingly, Sandstorm defines its time horizons in climate change risk management the following way: Short Term - under 5 years; Medium Term - 5-10 years; Long Term - greater than 10 years.
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The due diligence process is undertaken by Sandstorm’s management team, using a multi-disciplinary approach when evaluating potential transactions. As mentioned above, the due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, and finance. By conducting a robust and detailed due diligence process, Sandstorm endeavors to invest in projects with a relatively low ESG, and climate-related, risk. Where appropriate, the due diligence process will utilize the expertise of third-party consultants. During the due diligence process, climate risks and opportunities may be identified, including potential impacts to the investment related to physical and transition climate change risks. The physical and transition risks that could impact the operations of the Company’s partners and the Company’s results, many of which are considered throughout the due diligence process and through ongoing monitoring are outlined in the “Risk Factors” section of the Company’s AIF for the year ended December 31, 2024, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. The AIF does not form part of, nor is it incorporated by reference into this Circular.
RISK MITIGATION THROUGH DIVERSIFIED PORTFOLIO
As noted above, Sandstorm has over 231 royalty and stream agreements, therefore its exposure to climate-related risks is partially mitigated by this diversification. In 2024, the Company’s revenue was made up from 41 producing partners, located in countries throughout the world. This helps mitigate both operator-specific risks, as well as localized climate-related risks. The Company’s due diligence process is focused on identifying high-quality mine operators that share the Company’s values in responsible mining. While the majority of the Company’s revenue is generated through precious metals, including gold and silver, it also receives revenues from various commodity types produced in multiple jurisdictions, which helps mitigate risks impacting broader regions and markets.
To ensure that the Company is partnering with high quality partners, the Company has set the goal to have a percentage of its assets align with sustainability and climate related reporting standards and frameworks by the year 2025. As outlined in the Company’s 2023 Sustainability Report, at that time, 86% of the Company’s producing partners were reporting under a sustainability reporting standard and 61% of the Company’s producing partners were reporting under a climate related reporting standard.
CLIMATE OPPORTUNITIES
The mining industry supplies commodities to sectors that are essential for the transition to a low carbon economy. The Company believes that it is well positioned to participate in climate-related opportunities in connection with this transition. There are climate-related opportunities within the Company’s portfolio (copper and silver), that the Company expects will continue to be available to the Company throughout the short, medium and long-term. For example:
a)Copper is the best nonprecious metal conductor of heat and electricity and is already used in low carbon technologies such as wind, solar power, nuclear power, and electrical vehicles. Therefore, it will play an important role in the decarbonization of the planet. The Company expects in the future there will be significant opportunities for the Company to finance copper operations with the Company’s strategic mining partner, Horizon, which will have a focus on copper projects. Sandstorm
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and Horizon may partner together in the future, whereby the Company may purchase streams on the precious metals by-products from copper project acquisitions made by Horizon;
b)Silver has proven to be invaluable across numerous applications and is essential in the production of both solar panels and electrical vehicles. Silver is also used in electronics, alloying, chemical catalysts, and photographic film. Due to its numerous uses, it will play a key role in transitioning from fossil fuels. The Company will continue to look for opportunities to allocate capital into the silver space.
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under the streams and royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Streams and royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.
The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures. In addition, the Company has established an enterprise cyber security awareness training program to validate compliance and effectiveness, which is completed by all employees twice annually. The Company’s cyber security program is aligned to the National Institute of Standards and Technology cyber security framework and best practices.
Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches in the history of the Company, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats
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continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. The Company does maintain cyber security insurance.
The Audit Committee is updated on an annual basis, or as needed, for all information security activity.
Risk Management
One of the important functions of the Board is overseeing the risk management strategy put in place by management. The Board must ensure that management has properly identified the principal risks to the Company’s business and is managing them prudently. The Board considers that the most significant risks facing the Company’s business vary from time to time depending on the prevailing economic climate and the specific nature of the Company’s activities at the relevant time. The Board reviews and considers general as well as particular risks faced by the Company. The Board closely monitors the potential vulnerability of the Company’s operations and financial condition in light of risks that arise in relation to the Company’s business. In addition, the Audit Committee specifically monitors financial risks and the Compensation Committee monitors compensation risks. Please refer to the section in this Circular entitled “EXECUTIVE COMPENSATION, Compensation Discussion and Analysis - Compensation Risk Assessment and Governance” for a discussion regarding compensation risk.
The key factors which drive the Company’s risk profile are set out in the Company’s AIF for the year ended December 31, 2024, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. The AIF does not form part of, nor is it incorporated by reference into this Circular.
Changes in these factors can increase or decrease the Company’s risk profile.
Directors’ and Officers’ Indemnification
Subject to the provisions of the Business Corporations Act (British Columbia) (“BCBCA”), the Company’s Articles provide that the Company will indemnify a current or former Director or officer, or another individual who acts or acted at the Company’s request as a Director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. The Company has also entered into indemnification agreements with Directors and certain officers of the Company in respect of the foregoing. If the Company becomes liable under the terms of such indemnification agreements and/or the Company’s Articles, the Company’s insurance coverage will extend to the Company’s liability; however, each claim will be subject to a deductible. No claims were made or became payable in 2024.
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Key Policy Descriptions
Whistleblower Policy
The Company has adopted a Whistleblower Policy (“Whistleblower Policy”) which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis to the Audit Committee. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. The Audit Committee is required to review and investigate each complaint and, if necessary, take appropriate corrective action. The Whistleblower Policy is available on the Company’s website at www.sandstormgold.com.
Stock Ownership Guidelines Policy

Can Only Be Fulfilled Based Upon Ownership of Sandstorm Shares and RSRs

The Company has adopted a Stock Ownership Guidelines Policy (the “Stock Ownership Guidelines Policy”). The Board believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s Shareholders. The Ownership Guidelines (as defined below) are applicable to the Company’s CEO, CFO, the Company’s Senior Executive Vice-President (“SEVP”), the Company’s Executive Vice-President, Corporate Development (“EVP-CD”) and the Company’s Executive Vice-President, Project Evaluation (“EVP-PE”) (the CFO, SEVP, EVP-CD and EVP-PE being collectively referred to in the Ownership Guideline as the “Executive Officers”) and any member of the Board who is not employed by the Company (collectively, the “Guidelines Participants”). The Stock Ownership Guidelines Policy requires that the CEO, the Executive Officers and the Non-Employee Directors of the Company own Shares which have a fair market value equal to the following multiples of the Guidelines Participant’s base salary (or, in the case of a Non-Employee Director, the cash annual retainer paid to the Non-Employee Director by the Company):

Employee Group	Share Ownership Requirement

CEO	5 x annual base salary
Executive Officers (i.e. CFO, SEVP, EVP-CD & EVP-PE)	3 x annual base salary
Non-Employee Directors	3 x annual retainer
(the data in the foregoing table represents, collectively, the “Ownership Guidelines”).
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In calculating Share ownership, Guidelines Participants may include any Restricted Share Rights held by them, but unexercised Stock Options (whether vested or not vested) may not be included.
Performance Share Rights will not be included in the calculations for Share ownership by Guidelines Participants until such time as the Performance Share Plan has been approved by both the Shareholders and the TSX.
While a Guidelines Participant is not in compliance with his/her ownership requirement, the Guidelines Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Stock Options or the vesting of any Restricted Share Rights granted to the Guidelines Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for Stock Options and to satisfy any tax obligations arising in connection with the exercise of Stock Options or the vesting of Restricted Share Rights, as the case may be.
The Stock Ownership Guidelines Policy was first implemented by the Company on March 30, 2016. The applicable guideline level of Share ownership is expected to be satisfied by each of the Guidelines Participants within five years after first becoming subject to the Ownership Guidelines. Ms. Kobalia was elected to the Board at the 2018 Shareholder Meeting and was expected to comply with the Ownership Guidelines by June 15, 2023. In May 2023, after due consideration by the Corporate Governance & Nominating Committee, Ms. Kobalia’s compliance deadline was extended to June 15, 2025. Ms. Lévesque was elected to the Board at the 2023 Shareholder Meeting and is expected to comply with the Ownership Guidelines by June 9, 2028. Ian Grundy, the Company’s former Vice-President, Corporate Development, was promoted to the position of Executive Vice-President, Corporate Development on January 1, 2023, and thus became subject to the Stock Ownership Guidelines Policy on that date. He is expected to comply with the Ownership Guidelines by January 1, 2028.
Once the CEO’s, Executive Officer’s, or Non-Employee Director’s level of Share ownership satisfies the applicable guideline, ownership of that guideline level is expected to be maintained for as long as the Guidelines Participant is subject to the Ownership Guidelines. If a Guidelines Participant falls below the applicable Ownership Guideline due solely to a decline in the value of the Shares, the Guidelines Participant will not be required to acquire additional Shares to meet the Ownership Guidelines, but he or she will be required to retain all Shares then held (except for Shares withheld to pay withholding taxes or the exercise price of Stock Options) until such time as the Guidelines Participant again attains the target multiple.
Since the Ownership Guidelines were first implemented by the Company in March 2016, the Company performed its first analysis of whether each Guidelines Participant meets the applicable Share ownership guidelines in January of 2017, and then again in January of each of 2018 through 2024. The Company performed its most recent analysis in January of 2025 and these results are reported below, as well as the current status of each Guidelines Participant’s holdings under the Ownership Guidelines. Kindly refer to the full text of the Ownership Guidelines for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.
In addition to meeting his requirements under the foregoing Ownership Guidelines, Nolan Watson, as CEO of the Company, has agreed that he will not sell, transfer or otherwise dispose of any Shares which he may receive from the Company as a result of the exercise by him of Stock Options (applicable to future
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grants only) for a period of twelve months from the date such Shares are issued to him, or until the date his employment with the Company ceases or until the date of his retirement from the Company, whichever event occurs first.
Current Stock Ownership Compliance Summary

Name of Executive/ Independent Director	2024 Equity Ownership Requirement	Value of 2024 Equity Ownership at Jan 1, 2025[6]	2025 Equity Ownership Requirement[5]	Value of 2025 Equity Ownership at April 9, 2025[7]	Ownership Requirement Previously Met[5]

Nolan Watson	5 times (C$2,700,000)[1]	C$10,892,448	5 times (C$3,150,000)[2]	C$13,957,660	✓
David Awram	3 times (C$1,350,000)[1]	C$8,127,080	3 times (C$1,560,000)[2]	C$10,414,098	✓
Erfan Kazemi	3 times (C$1,350,000)[1]	C$2,402,837	3 times (C$1,560,000)[2]	C$3,079,013	✓
Tom Bruington	3 times (C$2,055,000)[1]	C$4,747,479	3 times (C$2,130,000)[2]	C$6,083,453	✓
Ian Grundy	3 times (C$1,350,000)[1]	C$2,325,116	3 times (C$1,560,000)[2]	C$2,979,420	✓
David E. De Witt	3 times (C$812,670)[3]	C$8,168,807	3 times (C$748,995)[4]	C$10,467,566	✓
Andrew T. Swarthout	3 times (C$812,670)[3]	C$721,701	3 times (C$748,995)[4]	C$924,793	✓
John P.A. Budreski	3 times (C$812,670)[3]	C$1,456,680	3 times (C$748,995)[4]	C$1,866,600	✓
Mary L. Little	3 times (C$812,670)[3]	C$3,606,899	3 times (C$748,995)[4]	C$4,621,906	✓
Vera Kobalia	3 times (C$812,670)[3]	C$692,520	3 times (C$748,995)[4]	C$887,400	NOTE: Ownership Requirement deadline extended to June 15, 2025
Elif Lévesque	3 times (C$812,670)[3]	C$1,258,564	3 times (C$748,995)[4]	C$1,612,732	✓
1.Based on the value of the 2024 base salaries which were set as follows: C$540,000 for Mr. Watson; C$450,000 for Mr. Awram; C$450,000 for Mr. Kazemi; C$685,000 for Mr. Bruington; and C$450,000 for Mr. Grundy.
2.Based on the value of the 2025 base salaries which were set as follows: C$630,000 for Mr. Watson; C$520,000 for Mr. Awram; C$520,000 for Mr. Kazemi; C$710,000 for Mr. Bruington; and C$520,000 for Mr. Grundy.
3.Based on the value of the 2024 annual cash retainer (C$270,890) awarded to each independent Director in December 2023.
4.Based on the value of the 2025 annual cash retainer (C$249,665) awarded to each independent Director in December 2024.
5.The Ownership Guidelines provide that, in the event of an increase in a Participant's base salary or annual retainer, he or she will have five (5) years from the time of the increase to acquire any additional Shares required to meet the Ownership Guidelines. The Ownership Guidelines also contain a provision in the event that a Guidelines Participant satisfies the applicable guidelines and then falls below the applicable Ownership Guidelines due solely to a decline in the value of the Shares.
6.Based on the average closing price of the Shares (for the last 20 trading days) on the TSX during the period December 1, 2024 - December 31, 2024 (being the last trading day in 2024), of C$7.96. Kindly note that these figures DO NOT include the value of any Performance Share Rights held by these persons, as the Performance Share Plan and the 2024 Performance Share Awards have not yet received Shareholder and TSX approval.
7.Based on the closing price of the Shares on the TSX on April 9, 2025, of C$10.20. Kindly note that these figures DO NOT include the value of any Performance Share Rights held by these persons, as the Performance Share Plan and the 2024 Performance Share Awards have not yet received Shareholder and TSX approval.
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Clawback Policy
The Company adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company and its subsidiary entities and to ensure that incentive-based compensation paid by the Company to “Executive Officers” (as defined in the Clawback Policy, which includes the CEO) is based upon accurate financial data and that erroneously awarded incentive-based compensation is recovered by the Company.
In November 2023, the Clawback Policy was updated and is now known as the Amended and Restated Clawback Policy (“Clawback Policy”). Updates to this policy were made pursuant to applicable rules, including the rules of the NYSE set forth in the NYSE Listed Company Manual Section 303A.14 - Erroneously Awarded Compensation and is also designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the United States Securities Exchange Act of 1934, as amended. The Clawback Policy applies in the event of an accounting restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid”. The Clawback Policy applies to any Incentive-Based Compensation (as defined in the Clawback Policy), including cash and equity such as Stock Options, Restricted Share Rights or Performance Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy). paid to an “Executive Officer” during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.
Anti-Hedging Policy
The Company has adopted a formal Anti-Hedging Policy (“Anti-Hedging Policy”), the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. No Director, officer or employee of the Company or its subsidiaries, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company’s debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. Any violation of the Anti-Hedging Policy will be regarded as a serious offence. The Anti-Hedging Policy is available on the Company’s website at www.sandstormgold.com.
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Communications and Corporate Disclosure Policy
The Company has adopted a Communications and Corporate Disclosure Policy (“C&CD Policy”) which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner. The C&CD Policy is available on the Company’s website at www.sandstormgold.com.
Policy on Stock Trading and Use of Material Information
The Company has adopted a Policy on Stock Trading and Use of Material Information (“Insider Trading Policy”). Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction. The Insider Trading Policy is available on the Company’s website at www.sandstormgold.com.
Bribery and Fraud Prevention Program
The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity. The Bribery and Fraud Prevention Program policy is available on the Company’s website at www.sandstormgold.com.
Health and Safety Policy
The Company has implemented a Health and Safety Policy (“Health and Safety Policy”) which provides a guiding framework for ensuring a safe workplace for its employees. The aim of this policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. As the Company’s principal activity is providing financing to other businesses in the mining industry, the Company’s exposure to health and safety risks is limited. Notwithstanding, the Company’s team travels extensively to visit mining operations to conduct due diligence and scheduled audits. The Company’s Health & Safety Policy necessitates compliance with applicable legal and regulatory health and safety requirements of the jurisdictions in which the Company operates and sets out standards for a safe work environment, including a workplace free from injuries and from violence and harassment. The Company’s health and safety performance is reviewed annually by the CEO. The Company has had no workplace injuries, near-miss injuries, occupational diseases or work-related fatalities since it began operations. The Health and Safety Policy is available on the Company’s website at www.sandstormgold.com.
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Environmental and Sustainability Policy
The Company is committed to the protection of life, health and the environment for present and future generations and is an entity with a very small workforce operating solely within an office environment. The Company has adopted an Environmental and Sustainability Policy which provides the framework for the Company’s offices located in Vancouver and Toronto.
Workplace Bullying and Harassment Policy Statement
The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has adopted a Workplace Bullying and Harassment Policy Statement (which also contains reporting/investigation procedures) for all employees relating to this issue. This policy articulates the Company’s position of non-tolerance with respect to bullying or harassment in the workplace. The Workplace Bullying and Harassment Policy Statement is available on the Company’s website at www.sandstormgold.com.
Diversity Policy and Representation of Women on the Board
The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy (“Diversity Policy”). The Diversity Policy applies to executive and non-executive Directors, full-time, part-time and casual employees, contractors, consultants and advisors of the Company.
“Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences. Diversity includes, for example, diversity of gender, gender identity, age, race, ethnicity, religion, education, sexual orientation, cultural background, political belief or disability. The Company recognizes the benefits arising from employee and Board diversity, including providing a wide array of perspectives and experiences, enhancing creativity, productivity, and overall organizational strength. Awareness and encouragement of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. In addition to the other commitments as laid out in the Diversity Policy, the Company is committed to striving for diversity at all levels of the Company, with emphasis at the senior management level (Vice Presidents and above) and ensuring that women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2+, and people with disabilities (“Diverse Persons”) are provided with employment and career progression opportunities. The Company set the aspirational target of having 50% of senior management and above, including the Board, be Diverse Persons by 2024. This target was met in 2023 and continues to be met in 2024.
The Board will proactively monitor the Company’s performance in meeting the standards outlined in the Diversity Policy, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them.
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In 2023, the Company’s Shareholders elected a Third Woman to the Board of Directors. Women currently represent 37.5% of the Company’s Directors.

Two of the Company’s Directors identify as “ethnically diverse”.

In 2014, the Board identified the need for increased gender diversity on the Board and, as a direct result thereof, limited their search for an additional Board member to women candidates who had certain strengths, skills and experience which the Board believed would enrich the Board. In June 2014, this resulted in the appointment of the Company’s first woman Director, Mary L. Little. Following Ms. Little’s appointment, women represented approximately 16.7% of the Company’s Directors. In early 2018, the Board identified a second woman candidate who had certain strengths, skills and experience which the Board believed would enrich the Board. Vera Kobalia was presented to the Shareholders for election to the Board at the 2018 Shareholder Meeting and was successfully elected. Following Ms. Kobalia’s appointment, women represented approximately 28.6% of the Company’s Directors.
In April 2022, the Board supported management’s commitment to identify a third woman candidate for appointment to the Board, with the intention to add such woman candidate to the Board at or prior to the 2023 Shareholder meeting. In April 2023, the Board identified a third woman candidate who had strengths, skills and experience which the Board believed would enrich the Board. Elif Lévesque was presented to the Shareholders for election to the Board at the 2023 Shareholder Meeting and was successfully elected. Women currently represent 37.5% of the Company’s Directors.
As stated above, the Company has set the aspirational target of having 50% of senior management (i.e. Vice Presidents and above), including the Board, be Diverse Persons by 2024 (which target was met in 2023 and continues to be met in 2025. The Company seeks to recruit Board candidates which represent both diversity and global business understanding and experience. The Company does not, however, support fixed percentages or quotas for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioral qualities that are the most important in determining the value which an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates.
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Although the Company does not currently have any women in senior executive officer positions (representing zero percent), the Company does have four internal (i.e. non-Board appointed) female Vice Presidents and, as stated above, the Company believes in the value of gender diversification on both the Board and in senior management and will continue to review potential nominees for election as Directors and candidates for senior management positions to ensure that women candidates are being fairly considered against other candidates.
Over the past five years, the Company has focused on hiring women with significant potential, with the result that the proportion of women in the Company’s workforce has been growing and is now comprised of approximately 48%. With the continued support of the Board and management, the Company expects this trend to continue in the years ahead, which will result in senior executive positions in the Company being filled by women in the future. As stated above, the Company remains actively committed to pursuing and developing ongoing diversity initiatives at the Company.
The Diversity Policy is available is available on the Company’s website at www.sandstormgold.com.
Retirement and Tenure Policies
The Company does not have a specific retirement age requirement for its Directors. Management reviews and monitors the appropriateness of each Board member’s continued service. The average age of the Company’s Directors is 59 years and is broken down as follows:
Director Age Range
* Currently there are no Directors in the 30–39 years age bracket.

37.5% 25.0% 12.5% 25.0% 40-49 years 50-59 years 60-69 years 70+ years
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In addition, the Board has determined, being an eighteen-year-old company, not to establish strict term limits for Directors at this time due to the potential loss of contributions from Directors who have significant insight into the Company and its operations. The Company believes that it is important to have a balance between Directors who have a long history and organizational understanding of the Company with Directors who bring new perspectives and ideas to the Board. The Company values the experience and continuity provided by its longer-term Directors and believes its current assessment process is adequate to address Board needs. The Board will continue to evaluate on an ongoing basis whether strict term limits would be advisable.
Of the Company’s eight current Directors, one was appointed in 2007, two were appointed in each of 2008 and 2009, one was appointed in 2014, one was appointed in 2018 and one was appointed in 2023.
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Committee Information
The Company has four formal committees at present, being the Audit Committee, the Corporate Governance & Nominating Committee, the Compensation Committee and the Sustainability Committee. As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.
Audit Committee
The Audit Committee's Role and Charter
The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:
1)Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
2)Oversee the audit of the Company's financial statements.
3)Review and appraise the performance of the Company's external auditors.
4)Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.
The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s AIF for the year ended December 31, 2024, which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov and it may also be accessed on the Company’s website at www.sandstormgold.com. The AIF does not form part of, nor is it incorporated by reference into this Circular.
Composition of the Audit Committee
The following are the current members of the Audit Committee:

John P.A. Budreski	Independent[1]	Financially literate[1]
David E. De Witt	Independent[1]	Financially literate[1]
Andrew T. Swarthout	Independent[1]	Financially literate[1]
1.As defined by National Instrument 52-110 — Audit Committees ("NI 52-110") and within the meaning of the NYSE listing standards.
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RELEVANT EDUCATION AND EXPERIENCE
As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.
Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:
John P.A. Budreski—Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.
David E. De Witt—Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.
Andrew T. Swarthout—In addition to being a Director of the Company, he was a director of Bear Creek Mining Corporation from 2003 to March 2025. Mr. Swarthout has been a director and officer of numerous publicly traded companies and his work has required extensive review and analysis of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.
See Election of Directors above for a further description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Reliance on Certain Exemptions
At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.
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Pre-Approval Policies and Procedures
The Audit Committee’s Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee’s Charter encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.
EXTERNAL AUDITORS SERVICE FEES (By Category)
The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees [1]	Audit-Related Fees	Tax Fees [2]	All Other Fees [3]

December 31, 2024	C$646,600	NIL	C$16,535	C$3,310
December 31, 2023	C$637,439	NIL	C$121,452	C$3,310
1.Includes C$61,557 for 2023 and C$66,382 for 2024, for matters in connection with the Company’s ATM Program and renewal of the Company’s Base Shelf Prospectus.
2.Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other; and
3.Fee for online IFRS accounting manual database.
Corporate Governance & Nominating Committee
The Corporate Governance & Nominating Committee was formed in May 2015 and is comprised of four of the Company’s Directors: Mary L. Little (Chair), David E. De Witt, Andrew T. Swarthout and John P.A. Budreski, who are all independent as required under TSX/NYSE rules. The role of the Corporate Governance & Nominating Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors.
During 2015 and early 2016, the Corporate Governance & Nominating Committee:
a)reviewed and considered the Institutional Shareholder Services Inc. (“ISS”) Governance QualityScore program, which now includes the Company, and reviewed the Company’s overall QualityScore decile ranking, as well as its ranking in each of the four governance pillars and considered management’s recommendations with respect to areas where the Company’s governance policies and procedures may be modified;
b)worked with management and the Company’s Corporate Secretary to develop the recommended new corporate governance policies/procedures (including the Clawback Policy, the Anti-Hedging Policy and the Stock Ownership Guidelines Policy);
c)recommended modifications to the Company’s existing Stock Option Plan and Restricted Share Plan for consideration and approval by the full Board;
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d)reviewed Board composition and executive roles; and
e)reviewed and considered other governance related topics.
In the years following its formation, the Corporate Governance & Nominating Committee continued to review and consider governance trends and the Company's practices and policies in those areas and made recommendations to the full Board.
In early 2018, the Corporate Governance & Nominating Committee recommended a second woman candidate for election to the Board (Vera Kobalia) and Ms. Kobalia was presented to the Shareholders and elected to the Board at the 2018 Shareholder Meeting. In early 2023, the Corporate Governance & Nominating Committee recommended a third woman candidate for election to the Board at the 2023 Shareholder meeting and selected Elif Lévesque as the female candidate who had the requisite strengths, skills and experience to enrich the Board. Ms. Lévesque was presented to the Shareholders and was successfully elected, thus increasing the Board from seven to eight Directors. Women now represent 37.5% of the Company’s Directors.
As discussed below, in March 2024, acting on the recommendation of the Corporate Governance & Nominating Committee, the Board established a formal Sustainability Committee comprised of three of the Company’s Directors.
In July 2024, the Corporate Governance & Nominating Committee reviewed and updated four of the Company's policies, which were subsequently approved by the Corporate Governance & Nominating Committee and then recommended to the full Board for adoption, which adoption by the Board took place on August 1, 2024.
In April 2025, the members of the Corporate Governance & Nominating Committee reviewed management's proposed amendments to the Company's Stock Option Plan and its Restricted Share Plan. They approved management's proposed amendments and recommended them for approval by the Board, subject to receipt of and completion of any changes to these plans which may be subsequently requested by management, the Company's legal counsel and the TSX as a result of their review of the proposed amendments to the Stock Option Plan and its Restricted Share Plan. Please see "Particulars of Matters to be Acted Upon - Approval of Amendments to and Unallocated Stock Options under Stock Option Plan" in this Circular as well as "Particulars of Matters to be Acted Upon - Approval of Unallocated Restricted Share Rights under Restricted Share Plan" for additional details.
You can access the full text of the Corporate Governance & Nominating Committee’s Terms of Reference on the Company’s website at www.sandstormgold.com.
See Election of Directors above for a description of the education and experience of each Corporate Governance & Nominating Committee member that is relevant to the performance of his/her responsibilities as a Corporate Governance & Nominating Committee member.
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Compensation Committee
The Compensation Committee was formed in May 2015 and is comprised of three of the Company’s Directors: John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE rules.
The role of the Compensation Committee is to review, and recommend to the Board, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. The Compensation Committee also considers the implications of any potential risks associated with the Company’s compensation policies and programs.
During 2024, the Compensation Committee ensured that the Company’s executive compensation plan was both motivational and competitive, while meeting the objectives of the Company’s overall compensation programs. They:
a)reviewed the Company’s compensation practices;
b)reviewed the compensation practices of a comparator group of companies;
c)reviewed the contributions made by the executive officers and management;
d)determined the target competitive positioning for the Company’s executive compensation program relative to a comparator group of companies;
e)reviewed and considered the link between pay and performance;
f)led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the full Board for approval; and
g)made recommendations to the Board on incentive awards, remuneration, equity-based compensation plans and any other agreements with executives.

Independent Compensation Advisor
Pursuant to its Terms of Reference, the Compensation Committee has the authority to engage and direct independent compensation consultants, independent counsel and other advisors as it determines necessary to carry out its duties, at the expense of the Company.
Accordingly, in March 2024, Lane Caputo Compensation Inc. ("Lane Caputo"), a boutique executive compensation consulting firm, was retained to review the Company's compensation practices, with a view to assisting the Compensation Committee with respect to current market practices regarding executive officer and non-executive director compensation.
Pursuant to this mandate, Lane Caputo prepared and provided the requested data in the form of reports to the Company, following which management of the Company, together with John Budreski (Chair of the Compensation Committee) and Lane Caputo worked together to create a series of recommendations to prepare the Company to provide its Shareholders with a "Say on Pay", whereby the Shareholders would get to vote "for" or "against" the Company's compensation practices at a future annual general shareholder meeting.
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In November 2024, the members of the Compensation Committee met with management and Lane Caputo to receive a presentation (the "Compensation Paper") containing a series of recommendations that, if enacted by the Company, were expected to result in ISS and Glass Lewis recommending that the Shareholders vote in favour of the Company’s pay practices at a future annual general shareholder meeting. The Compensation Paper contained seven recommendations, including that the Company adopt a Performance Share Plan.
The Compensation Committee considered the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the Board with respect to compensation and the Company's equity compensation plans.
In contemplation of and in advance of a Compensation Committee meeting held in November 2024, a Performance Share Plan was drafted and circulated to the members of the Compensation Committee for their consideration prior to the Meeting. Subsequently, at a Board meeting held in December 2024, and on the recommendation of the Compensation Committee, the Board approved the new Performance Share Plan (subject to receipt of and completion of any requested changes, as well as all requisite approvals, including that of the TSX and the Shareholders of the Company) and the Board awarded an aggregate of 614,500 Performance Share Rights to "Eligible Employees" under the Performance Share Plan, subject to the Shareholders approving the Performance Share Plan and the 2024 Performance Share Rights Awards at this Meeting and the Company receiving conditional and then final approval from the TSX to the plan.
It was also noted that fullsome disclosure concerning the new Performance Share Plan (“PSR Plan Disclosure”) would be contained in the Company’s information circular for this Meeting at which the Shareholders are being asked to approve the Performance Share Plan and the awards which have been made under it in advance of this plan receiving both TSX and Shareholder approval. Prior to publication of this Circular, the PSR Plan Disclosure was submitted to the Toronto Stock Exchange for their review, sign off and conditional approval. Management also noted that TSX conditional approval would have to be sought by the Company for the proposed related amendments which management determined are necessary to the Company’s current form of Stock Option Plan and Restricted Share Plan.
For additional information please refer to "Particulars of Matters to be Acted Upon - Approval of Amendments to and Unallocated Stock Options under Stock Option Plan", "Particulars of Matters to be Acted Upon - Approval of Unallocated Restricted Share Rights under Restricted Share Plan" and "Particulars of Matters to be Acted Upon - Approval of New Performance Share Plan and 2024 Performance Share Rights Awards" in this Circular.
You can access the full text of the Terms of Reference for the Compensation Committee on the Company’s website at www.sandstormgold.com.
See Election of Directors above for a description of the education and experience of each Compensation Committee member that is relevant to the performance of his/her responsibilities as a Compensation Committee member.
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Executive Compensation-Related Fees
The following table sets out the fees paid by the Company to compensation consultants for services related to determining and structuring compensation for any of the Company's executive officers and Directors during the two most recently completed financial years:

Consultant	Financial Year Ending December 31	Executive Compensation Related Fees $	All Other Fees

Lane Caputo Compensation Inc.	2024	C$41,000	NIL
N/A	2023	N/A	N/A
There were no other compensation consultants hired or contracted to assist the Board or the Compensation Committee in formulating executive compensation in 2023 and 2024.

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Sustainability Committee
In 2023, the Company committed to the creation of an ESG sub-committee, whose mandates were to be focused on climate and ESG risks and opportunities, the Company’s practices and policies and any disclosures or initiatives required.
In March 2024, the Board, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee, established a formal Sustainability Committee comprised of three of the Company’s Directors: Vera Kobalia (Chair), Mary L. Little and Elif Lévesque. Vera Kobalia and Mary L. Little are independent. As previously mentioned in this Circular, Elif Lévesque, pursuant to the Governance Guidelines and the NYSE rules, will not be considered independent until April 15, 2026, by virtue of the terms of her former consulting relationship with Nomad which was entered into upon the closing of the Nomad Acquisition by the Company in August of 2022.
In accordance with the Terms of Reference for the Sustainability Committee, the Sustainability Committee shall:
—oversee and advise the Board and the Company’s executive management team, and any other senior executives of the Company designated by the Board (“Senior Management”) in connection with the development and implementation of the Company’s ESG strategies to promote stakeholder interests and to preserve and enhance long-term shareholder value;
—establish with Senior Management, ESG targets to help the Company implement its ESG strategies, evaluate the Company’s progress against such targets; and bring any material deficiencies to the attention of the Board in a timely manner;
—consider and advise Senior Management of emerging ESG issues that may affect the business, performance or reputation of the Company and make recommendations, as appropriate, on how Senior Management can address such issues;
—on an annual basis, review the Company’s policies, processes and systems as they pertain to ESG Matters and, where appropriate, make recommendations to Senior Management regarding updates that may be required or prudent to ensure that such policies, processes and systems are consistent with industry best practices and the Company’s values;
—review, on an annual basis, the Company’s sustainability report having regard to all reporting frameworks adopted by the Company;
—review and report to the Board on the sufficiency of the financial and human resources allocated to ensuring the proper development, training, education, management and advancement of the Company’s ESG strategies; and
—any additional matters delegated to the Committee by the Board.
It is important to note that the Company does not own or operate projects over which it has a stream, royalty or other interest and that the Company has no control over such projects or the various ESG risks that can be associated with such projects. Although the Company does not conduct physical operations, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. Accordingly,
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where possible and appropriate, the Company monitors the ESG performance of its counterparties on an ongoing basis and relies on the public disclosure of such parties.

You can access the full text of the Terms of Reference for the Sustainability Committee on the Company’s website at www.sandstormgold.com.
See Election of Directors above for a description of the education and experience of each Sustainability Committee member that is relevant to the performance of her responsibilities as a Sustainability Committee member.

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Shareholder Engagement
Contact Information
The Company values Shareholder, employee and other interested party opinions, concerns and feedback. The Company invites you to communicate directly with the Board through the Chairman of the Board by phoning 604-689-0234 or toll free in North America at 1-866-584-0234, e-mailing the Board at info@sandstormgold.com or by writing to:

Sandstorm Gold Ltd. Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6

Attention: Chairman of the Board

Contacting the Compensation Committee	Contacting the Corporate Governance & Nominating Committee	Contacting the Sustainability Committee

Feedback regarding the executive compensation program of the Company may be directed to the Chair of the Compensation Committee by e-mail or mail:	Feedback regarding the governance practices of the Company may be directed to the Chair of the Corporate Governance & Nominating Committee by e-mail or mail:	Feedback regarding the Company’s ESG matters may be directed to the Chair of the Sustainability Committee by e-mail or mail:

info@sandstormgold.com	info@sandstormgold.com	info@sandstormgold.com

Sandstorm Gold Ltd. Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6	Sandstorm Gold Ltd. Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6	Sandstorm Gold Ltd. Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6

Attention: Chair of the Compensation Committee	Attention: Chair of the Corporate Governance & Nominating Committee	Attention: Chair of the Sustainability Committee

Live Broadcasts
Our quarterly financial and operating results conference calls with the investment community are broadcast live and are archived on our website at www.sandstormgold.com.
Events
Our CEO and members of our executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our website at www.sandstormgold.com.
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Additional Information
Additional information relating to the Company can be found at the Company’s website at www.sandstormgold.com and on SEDAR+ at www.sedarplus.ca and the SEC website at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended December 31, 2024, which are filed on SEDAR+ and the SEC website.
Shareholders may contact the Company by phone at 604-628-1164 or toll free in North America at 1-866-584-0234, Extension #258 or by e-mail at info@sandstormgold.com to request copies of these documents.
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Directors’ Approval
The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.
BY ORDER OF THE BOARD OF DIRECTORS

Date: April 9, 2025	/s/ Nolan Watson
Vancouver, British Columbia	Nolan Watson
Chief Executive Officer

APPROVED BY SHAREHOLDERS ON SEPTEMBER 12, 2008, SEPTEMBER 22, 2009, APRIL 30, 2010, MAY 10, 2011, AND MAY 4, 2012. AN AMENDED AND RESTATED VERSION OF THIS STOCK OPTION PLAN WAS APPROVED BY SHAREHOLDERS ON MAY 10, 2013. FURTHER AMENDMENTS TO THIS STOCK OPTION PLAN WERE APPROVED BY SHAREHOLDERS ON JUNE 8, 2016, AND JUNE 3, 2022. SCHEDULE “A” AMENDED AND RESTATED STOCK OPTION PLAN APPROVED BY SHAREHOLDERS ON SEPTEMBER 12, 2008, SEPTEMBER 22, 2009, APRIL 30, 2010, MAY 10, 2011, AND MAY 4, 2012. AN AMENDED AND RESTATED VERSION OF THIS STOCK OPTION PLAN WAS APPROVED BY SHAREHOLDERS ON MAY 10, 2013. FURTHER AMENDMENTS TO THIS STOCK OPTION PLAN WERE APPROVED BY SHAREHOLDERS ON JUNE 8, 2016, JUNE 3, 2022 AND MAY 30, 2025. 1. PURPOSE OF THE PLAN The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), to be known as the "Sandstorm Gold Ltd. Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five (5) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the option is granted and as approved by the Board. 2. DEFINITIONS In this Plan, the following terms shall have the following meanings: 2.1 “Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time; 2.2 “Affiliate” means an “Affiliate” as defined in TSX Policies.shall have the meaning given to such term in the Securities Act; 2.2 "Associate" means an "Associate" as defined in the TSX Policies. 2.3 2.3 "Associate" where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal - 2 - relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person; 2.4 “Blackout Period” means a period during which designated employees of of time imposed by the Company cannot trade Shares, pursuant to the Company’s policy respecting restrictions on employee trading which is in effect at that time (which, for greater certainty, does not include the periodpolicies, upon certain designated persons during which a ceasethose persons may not trade order is in effect to whichany securities of the Company, or in respect of an Insider, that Insider, is subject).; 2.45 "Board" means the Board of Directors of the Company.; 2.56 “Business Day” means aany day other thanthat is not a Saturday, Sunday or statutory holiday, when banks are generally open for business (as defined in the City ofInterpretation Act (Canada) in Vancouver, in the Province of British Columbia, for the transaction of banking business. 2.67 "Change of Control" means the occurrence of any one or more of the following events: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company’s assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the - 3 - Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities. 2.8 "Company" means Sandstorm Gold Ltd. and its successors.., a corporation organized under the Act and includes any successor corporation thereof; 2.9 "Consultant" has the meaning set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”). 2.10 "Consultant Company" means, for an individual consultantConsultant, a corporation of which the individual consultantConsultant is an employee or shareholder, and a partnership of which the individual consultantConsultant is an employee or partner. 2.11 “Designated Affiliate” means the affiliates of the Company designated by the Board for purposes of the Plan from time to time; 2.112.12 "Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from: (a) being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or (b) acting as a director or officer of the Company or its subsidiaries. 2.122.13 "Distribution" means a "Distribution" as defined in the Securities Act. 2.132.14 "Eligible Persons" has the meaning given to that term in paragraph 1 hereof. 2.142.15 "Employee" means an employee, including officers of the Company or of a Subsidiary, whether Directors or not, and includingincludes an officer of the Company or a Subsidiary, and includes both full-time and part-time employees, of the Company or any designatedDesignated Affiliate. 2.152.16 "Exchanges" means the Toronto Stock Exchange, the NYSE, and, if applicable, any other stock exchange or quotation system on which the Shares are listed or quoted from time to time.; 2.162.17 "Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised. 2.172.18 "Grant Date" means the effective date of each grant of Options under this Plan by the Board and specified in anthe applicable Option Agreement as the date on which an Option is granted. 2.182.19 “Holding Entity” has the meaning set out in Section 2.22 of NI 45-106. 2.192.20 "Insider" means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company. 2.202.21 "Investor Relations Activities" has the meaning set out in Section 2.22 of NI 45-106. - 4 - 2.21 "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act. 2.22 "Management Company Employee" means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.Investor Relations Activities; 2.23 "Market Price" of Shares at any Grant Date means the last closing price per Share on the Toronto Stock ExchangeTSX on the Grant Date, or if the Shares are not listed on any stock exchange, “Market Price” of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date. 2.24 “NYSE” means the New York Stock Exchange. 2.25 “Option" means an option to purchase Shares granted pursuant to, or governed by, this Plan and any pre-existing stock option plan of the Company. 2.26 "Option Agreement" means an agreement, substantially in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option. 2.27 "Optionee" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators. 2.28 "Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5. 2.29 "Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option. 2.30 “Permitted Assign” means, for an Eligible Person: (i) a Holding Entity of such Eligible Person; or (ii) a RRSP, RRIF or TFSA of such Eligible Person; 2.31 “Person” or “person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization; 2.312.32 "Plan" means this Sandstorm Gold Ltd. Amended and Restated Stock Option Plan, as it may be amended from time to time.; 2.322.33 “RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada); 2.332.34 “RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada); 2.342.35 "Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment., as adjusted in accordance with the provisions of this Plan;

- 5 - 2.352.36 "Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.; 2.37 “Subsidiary” means a Person (other than an individual) which is controlled, directly or indirectly by the Company, whether as a result of registered or beneficial ownership of a majority of the voting securities of such Person, a contractual arrangement or otherwise; 2.362.38 “TFSA” means a tax-free savings account as described in the Income Tax Act (Canada); 2.372.39 “Trading Day” means any day on which the TSX is open for the trading. of the Shares; 2.382.40 “TSX” means the Toronto Stock Exchange.; 2.392.41 "TSX Policies" means the rules and policies included in the TSX Company Manual and “TSX Policy” means any one of them.; 2.402.42 "Unissued Option Shares" means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5this Plan, such adjustments to be cumulative.; 2.412.43 "Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of thetheir Option Agreement. Headings: The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires. References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof. Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. 3. GRANT OF OPTIONS 3.1 Option Terms The Board may from time to time authorize the issue of Options to Eligible Persons. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five (5) years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee except in accordance with the terms of section 6.11 herein. The Board may not make any amendment which reduces the Option Price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re- issuing Options to the same Optionee with a reduced Option Price, except in the case of an adjustment pursuant to section 5.3 herein. Furthermore, the Company is prohibited from: - 6 - (a) engaging in an Option buyout program pursuant to which out-of-the-money Options held by Optionees are purchased by the Company for cash; and (b) providing financial assistance in the form of a loan or otherwise to Optionees for the exercise of their Options. 3.2 Limits on Shares Issuable on Exercise of Options TheCommencing January 1, 2025, the maximum number of Shares which may be issuable from treasury under thethis Plan together with all of at any point in time, and subject to adjustment pursuant to the Company’s other previously established or proposed share compensation arrangementsprovisions of this Plan, shall not exceed 8.5% of the issued and outstanding 14,112,417 Shares on . The maximum number of Shares reserved for issuance from treasury under the Plan will be automatically replenished by that number of Shares which is equal to the Grant Date (onnumber of Shares issued by the Company from time to time upon the exercise of any Options (the “Automatic Replenishment Feature”). Because of this Automatic Replenishment Feature and notwithstanding any other provision of the Plan, as required by the TSX, this Plan shall be subject to re-approval by the shareholders of the Company to be given by a non-diluted basis).resolution passed at a meeting of the shareholders of the Company and accepted by the TSX at least once every three (3) years following approval of the Plan (as amended) on May 30, 2025, containing this Automatic Replenishment Feature. Shareholders will be requested to pass a resolution every three (3) years specifically approving unallocated entitlements under this Plan. However, all allocated awards under this Plan, such as Options which have been granted but not yet exercised, will continue unaffected. Also, if any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of this Plan. The number of Options available for grant by the Company under this Plan, at any point in time, shall be calculated as follows, where: A = 14,112,417 B = the number of Options outstanding at any point in time then, A - B = the number of Options available for award by the Company under the Plan at that point in time, which, in any event, shall never exceed 14,112,417, unless subsequently amended and approved by the shareholders. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one Eligible Person under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 52.0% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis); (b) which may be issuable to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5.0% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and - 7 - (c) which may be issued to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve- month period shall not exceed 8.5.0% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis). In addition, at no time shall the number of Shares which have been reserved for issuance under Options which have been awarded by the Company and are outstanding under this Plan, together with awards outstanding under all of the Corporation’s other previously established or proposed share compensation arrangements, exceed: (a) 6.0% of the Corporation’s issued and outstanding Shares during the period from January 1, 2025 to December 31, 2025; (b) 5.5% of the Corporation’s issued and outstanding Shares during the period from January 1, 2026 to December 31, 2026; and (c) 5.0% of the Corporation’s issued and outstanding Shares commencing on January 1, 2027 and continuing from that date forward. In the event that the Company purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid(s), the Company shall be deemed to be in compliance with the foregoing maximum limits if, prior to such purchases and/or cancellations, the Company was in compliance with such specified maximum limits. Furthermore, the maximum equity value which may be granted by the Company to each non-Employee director (“Non-Employee Director”) under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed US$150,000 in any fiscal year, of which not more than US$100,000 may be in the form of Options granted under this Plan (the “Non- Employee Director Participation Limits”). The Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board. 3.3 Option Agreements Each Option shall be confirmed by the execution of an Option Agreement. Each grant of an Option under this Plan shall be evidenced by an Option Agreement between the Company and the Optionee. Each Option Agreement shall have a copy of the Plan attached thereto. Such Option Agreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board deems appropriate for inclusion in an Option Agreement. The provisions of the various Option Agreements issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Option Agreements or any other communications, the Plan shall prevail. The Company shall provide each Optionee with a copy of all amendments to this Plan. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan. 4. EXERCISE OF OPTION 4.1 When Options May be Exercised Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter. In the event that the Expiry Date of an Option falls during, or within five (5) trading days of, a trading Blackout Period imposed by the Company, the Expiry Date of such Option shall automatically be extended to a date which is ten (10) trading days following the end of such Blackout Period (the “Extension Period”); provided that if an additional Blackout Period is - 8 - subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Blackout Period. 4.2 Manner of Exercise The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee'sOptionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised. 4.3 Vesting of Option Shares The Directors, subject to the policies of the Exchanges, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Subject to the other limits on Option grants set out in Section 3.2 hereof, all Options granted under the Plan shall Vest over a three (3) year period from the Grant Date (i.e. one-third shall vest on each of the first, second and third anniversaries of the Grant Date). 4.4 Termination of Employment If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows: (a) Death or Disability If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall fully vest, if not already vested, and shall be exercisable to acquire all remaining Unissued Option Shares available pursuant to such Option at any time up to but not after the earlier of: (i) 365 days after the date of death or Disability; and (ii) the Expiry Date; (b) Termination For Cause If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date. (c) Early Retirement, Voluntary Resignation or Termination Other than For Cause If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date

- 9 - under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person. For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled. 4.5 Effect of a Take-Over Bid If a bona fide offer ( an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchanges) all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if: (a) the Offer is not completed within the time specified therein; or (b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated. If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares. 4.6 Acceleration of Expiry Date If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five (5) business days notice is required and more than 30 days notice is not required. 4.7 Effect of a Change of Control In the event of a Change of Control and if, at the time of the Change of Control: (a) the Optionee is an Employee of the Company and, within 12 months of such Change of Control, the Company terminates the employment or services of said Optionee/Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Optionee/Employee and the Company) (the - 10 - “Event of Termination”), then, on the date of such Event of Termination, all of the Optionee’s Options will immediately fully vest, if not already vested; (b) the Optionee is not an Employee of the Company, then all of the Optionee’s Options will immediately fully vest on the date of the Change of Control, if not already vested. In either of the foregoing events, as the case may be, all Options so vested may be exercised in whole or in part by the Optionee from such applicable date until their respective Expiry Dates, subject to the terms of any employment agreement or other contractual arrangement in place between the Optionee and the Company. If an Optionee elects to exercise his/her Options following a Change of Control, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Shares to which he/she was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such Optionee could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he/she been the registered holder of the number of Shares to which he/she was entitled to purchase upon exercise of such Options. 4.8 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee. 4.9 Shares Not Acquired Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan. 5. ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES 5.1 Share Reorganization Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option: (a) the Option Price will be adjusted to a price per Share which is the product of: (i) the Option Price in effect immediately before that effective date or record date; and (ii) a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and - 11 - (b) the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii). If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded as no fractional Shares may be issued under this Plan. In the event the calculated number of Shares to be issued hereunder is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. All such adjustments shall be conclusive, final and binding for all purposes of this Plan. 5.2 Special Distribution Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares; (a) shares of the Company, other than the Shares; (b) evidences of indebtedness; (c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or (d) rights, options or warrants; then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution. 5.3 Corporate Organization Whenever there is: (a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2; (b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or (c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation; (any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he/she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he/she had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors. - 12 - 5.4 Determination of Option Price and Number of Unissued Option Shares If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees. 5.5 Regulatory Approval Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction. 6. MISCELLANEOUS 6.1 Right to Employment Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment. 6.2 Presence of Clawback Policy The Company has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non- compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Options granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief Executive Officer) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details. 6.3 Presence of Stock Ownership Guidelines Policy The Company has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Company (including the Chief Executive Officer) and to Non- Employee Directors of the Company (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Options or the vesting of any restricted share rights granted to the Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for Options and to satisfy any tax obligations arising in connection with the exercise of Options or the vesting of restricted share rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details. 6.4 Necessary Approvals

- 13 - The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company. 6.5 Administration of the Plan The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company. 6.6 Withholding Taxes The exercise of each Option granted under the Plan is subject to the condition that if at any time the Company determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company. In such circumstances, the Company may require that the Optionee pay to the Company, in addition to and in the same manner as the exercise price for the Shares, such amount as the Company is obliged to remit to the relevant tax authority in respect of the exercise of the Option. Alternatively, the Company shall have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares acquired upon exercise of any Option, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to an Optionee by the Company, whether or not such amounts are payable under the Plan. 6.7 Amendments to the Plan (a) The Directors may at any time and from time to time, and without shareholder approval amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments: (i) to sections 4.1 and 4.2 relating to the exercise of Options; (ii) deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws; (iii) to the definitions set out in section 2; (iv) to the change of control provisions provided for in the Plan. For greater certainty, any change made to the change of control provisions shall not allow Optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the Optionees would be entitled to receive for their Shares upon a Change of Control; (v) to section 6.5 relating to the administration of the Plan; - 14 - (vi) to the vesting provisions of any outstanding Options as contemplated by the Plan; (vii) fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Optionee may from time to time be resident or a citizen; and (viii) to add a cashless exercise feature to the Plan, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserve. (b) Notwithstanding section 6.7(a) above, the Board shall not be permitted to: (i) amend section 3.2 in order to increase the maximum number of Shares which may be issued under the Plan or in order to increase the Insider participation limited; (ii) make any amendment which reduces the exercise price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re-issuing Options to the same Optionee with a reduced exercise price, except in the case of an adjustment pursuant to section 5.3 herein; (iii) make any amendment which increases the Non-Employee Director Participation Limits set out in section 3.2 of the Plan; (iv) make any amendment which extends the expiry date of any Option beyond the original expiry date, except in the case of an extension due to a Blackout Period; (v) make any amendment which would permit an Option granted under the Plan to be transferable or assignable by any Optionee other than as currently permitted under the Plan; (vi) make any amendment to this section 6.7 of the Plan so as to increase the ability of the Board to amend the Plan without shareholder approval; in each case without having first obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of the Shares, excluding Shares voted by Insiders who are Eligible Persons. (c) Any amendment or termination shall not materially and adversely alter the terms of conditions of any Option or materially or adversely impair any right of any Optionee under any Option granted prior to the date of any such amendment or termination without the consent of such Optionee. (d) If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect so long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect. - 15 - 6.8 Form of Notice A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company. 6.9 No Representation or Warranty The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan. 6.10 Compliance with Applicable Law If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent requirednecessary to bring such provision into compliance therewith. 6.11 No Assignment or Transfer Options shall be non-assignable and non-transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Optionee during the lifetime of the Optionee and only by the Optionee’s legal representative after the death of the Optionee. Provided however, that Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of the Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign. An improper transfer of any Option will not create any rights in the purported transferee, will cause the immediate termination of the Options and the Company will not issue any Shares upon the attempted exercise of improperly transferred Options. 6.12 Rights of Optionees An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering). 6.13 Previously Granted Options Stock options which are outstanding under pre-existing stock option plan(s) of the Company as of the effective date of this Plan shall continue to be exercisable and shall be deemed to be governed by and be subject to the terms and conditions of this Plan except to the extent that the terms of this Plan are more restrictive than the terms of such pre-existing plan(s) under which such stock option were originally granted, in which case the applicable pre-existing plan(s) shall govern. 6.14 Conflict In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern. 6.15 Governing Law The Plan and each Option Agreement issued pursuant to the Plan shall be governed by and construed in accordance with the laws of the provinceProvince of British Columbia. - 16 - 6.16 Time of Essence Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time. 6.17 Entire Agreement This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written. Amendments to this Plan were last approved by the Board of Directors on May 2, 2024April 9, 2025. Amendments to this Plan were last approved by the Shareholders on June 3, 2022May 30, 2025.

SCHEDULE "A" SANDSTORM GOLD LTD. STOCK OPTION PLAN - OPTION AGREEMENT This Option Agreement is entered into between SANDSTORM GOLD LTD. (the "Company") and the OPTIONEE named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that: 1. on ⚫, 20⚫ (the "Grant Date"); 2. ⚫ (the "Optionee"); 3. was granted the option (the "Option") to purchase ⚫ common shares (the "Option Shares") of the Company; 4. for the price (the "Option Price") of C$⚫ per share; 5. which rights to purchase the Option Shares under the Option may be exercised and will vest as follows: (a) ● (●) of the total number of share options granted will vest ⚫ (⚫) MONTHS after the Grant Date, being ⚫; (b) a further (●) of the total number of share options granted will vest ⚫ (⚫) MONTHS after the Grant Date, being ⚫; and (c) a further ⚫ (⚫) of the total number of share options granted will vest ⚫ (⚫) MONTHS after the Grant Date, being ⚫; and 6. the Option will terminate on ⚫ (the "Expiry Date"); all on the terms and subject to the conditions set out in the Plan. For greater certainty, Option Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan. Where the Optionee is resident in or otherwise subject to the securities laws of the United States, the Optionee acknowledges that any Option Shares received by him/her upon exercise of the Option have not been registered under the United States Securities Act of 1933, as amended, or the Blue Sky laws of any state (collectively, the "Securities Acts"). The Optionee acknowledges and understands that the Company is under no obligation to register, under the Securities Acts, the Option Shares received by him/her or to assist him/her in complying with any exemption from such registration if he/she should at a later date wish to dispose of the Option Shares. The Optionee acknowledges that the Option Shares shall bear a legend restricting the transferability thereof, which legend may be substantially in the following or other required form: "The shares represented by this certificate have not been registered or qualified under the United States Securities Act of 1933, as amended or state securities laws. The shares may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to U.S. federal or state securities laws, and the Company may require that the availability of any exemption or the inapplicability of such securities laws be established by an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company." By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement. - 2 - Acknowledgement – Personal Information The undersigned hereby acknowledges and consents to: (a) the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and (b) the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time. IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ⚫ day of ⚫, 20 ⚫. Signature Print Name Address SANDSTORM GOLD LTD. Per: Authorized Signatory SCHEDULE “B” RESTRICTED SHARE PLAN APRIL 4, 2011 (as amended by the Board of Directors on March 26, 2013, March 30, 2016 and April 22, 2019), April 22, 2019 and April 9, 2025) ARTICLE 1 DEFINITIONS AND INTERPRETATION 1.01 Definitions For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings: A. “Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time; B. “Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person; C. C“Blackout Period” means a period of time imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation; D. “Board” means the Board of Directors of the Corporation; E. “Change of Control” means the occurrence of any one or more of the following events: (i) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor; - 2 - (ii) the sale, exchange or other disposition to a person other than an affiliate of the Corporation of all, or substantially all of the Corporation’s assets; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (v) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directorsDirectors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directorsDirectors); For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directorsDirectors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directorsDirectors but are convertible into or exchangeable for shares which are entitled to vote for the election of directorsDirectors including any options or rights to purchase such shares or securities; F. “Code” means the United States Internal Revenue Code of 1986, as amended; F.G. “Committee” means the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, thea committee of the Directors authorized to administer the Plan, which includesmay include any compensation committeeCompensation Committee of the Board; G.H. “Corporation” means Sandstorm Gold Ltd., a corporation incorporatedorganized under the Act and includes any successor corporation thereof; H.I. “Deferred Payment Date” means the date for a Participant under the Plan after the Restricted Period and not later than the Participant’s Retirement Date which the Participant has elected to defer receipt of Restricted Shares; I.J. “Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time; J.K. “Directors” means the boardBoard of directorsDirectors of the Corporation from time to time; K.L. “Eligible Contractor” means “Consultant” as that term is defined in the Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”); L.M. “Eligible Directors” means the Directors and the directors of any Designated Affiliate from time to time;

- 3 - M.N. “Eligible EmployeesEmployee” means employees, including officersan employee of the Corporation or of a Subsidiary, whether an Eligible DirectorsDirector or not, and includingincludes an officer of the Corporation or a Subsidiary, and includes both full-time and part-time employees, of the Corporation or any Designated Affiliate; O. “Grant Date” means the effective date of each grant of Restricted Share Rights under this Plan by the Committee and specified in the applicable Grant Agreement as the date on which Restricted Share Rights are granted; N.P. “Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation; O.Q. “Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106; P.R. “Management Company Employee” means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities; Q.S. “Participant” for the Plan means each Eligible Director, Eligible Contractor, Eligible Employee and Management Company Employees to whom Restricted Share Rights are granted; T. “Person” or “person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization; R.U. “Plan” means the Corporation’sthis Restricted Share Plan, as same may be amended from time to time; S.V. “Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving the death or disability of a Participant; T.W. “Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent; U.X. “Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee due to the Retirement of the Participant; V.Y. “Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan; W.Z. “Restricted Shares” means the Shares issuable in satisfaction of Restricted Share Rights; X.AA. “Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan; - 4 - BB. “Subsidiary” means a Person (other than an individual) which is controlled, directly or indirectly by the Company, whether as a result of registered or beneficial ownership of a majority of the voting securities of such Person, a contractual arrangement or otherwise; Y.CC. “Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; for greater certainty, in each case, other than for death or disability of a Participant; Z.DD. “TSX” means the Toronto Stock Exchange; and or any successor thereto; AA.EE. “TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them.; and FF. “U.S. Taxpayer” means any Participant who is, at the relevant time, subject to Section 409A of the Code. 1.02 Securities Definitions: In the Plan, the termsterm “affiliate” and “subsidiary” shall have the meaningsmeaning given to such termsterm in the Securities Act (British Columbia). 1.03 Headings: The headings of all articles, Sectionssections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. 1.04 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires. 1.05 References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Sectionsection, paragraph or other part hereof. 1.06 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. ARTICLE 2 PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN 2.01 Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors, management company employeesDirectors, Management Company Employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directorsDirectors of the Corporation and Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants, management company employees and directorsManagement Company Employees and Directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation. - 5 - 2.02 Administration of the Restricted Share Plan: TheSubject to the general purposes, terms and conditions of this Plan, applicable corporate, securities and tax law requirements and to the direction of the Board, this Plan shall be administered by the Committee, in its sole and absolute discretion, and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to establish, adopt, amend and rescind suchany rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation. This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board or the Committee with regard to the allotment or issuance of any Shares or any other securities in the capital of the Corporation. For greater clarity the Corporation shall not, by virtue of this Plan, be in any way restricted from declaring and paying stock dividends, repurchasing Shares or any other securities in its share capital, or varying or amending its share capital or corporate structure. It is intended that this Plan and the Grant Agreements (as defined below) and the payments thereunder will comply with or be exempt from Section 409A of the Code (and any regulations and guidelines issued thereunder), to the extent this Plan and such agreements are subject thereto, and this Plan and such agreements shall be interpreted on a basis consistent with such intent. If an amendment of this Plan and such agreements is necessary in order for it to comply with or be exempt from Section 409A of the Code, the Committee will adopt any such amendment in a manner that preserves the original intent of the parties to the extent reasonably possible. No action or failure to act by the Committee shall subject the Corporation to any claim, liability, or expense and the Corporation shall not have any obligation to indemnify or otherwise protect any person from the obligation to pay any taxes, interest or penalties pursuant to Section 409A of the Code. 2.022.03 Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Board. 2.032.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded: (a) the name and address of each Participant in the Plan; (b) the number of Restricted Share Rights granted to each Participant under the Plan; and (c) the number of Restricted Shares issued to each Participant under the Plan. - 6 - 2.042.05 Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. 2.052.06 Maximum Number of Shares: The maximum number of Shares reserved for issuance from treasury under the Plan at any point in time, subject to adjustment pursuant to the provisions of this Plan, shall not exceed 4,500,000 Shares. Any Shares subject to a Restricted Share Right which have been awarded under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period(s) having expired will again be available for issuance under the Plan. The maximum number of Shares reserved for issuance from treasury under the Plan will be automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Corporation from time to time upon the vesting of any Restricted Share Rights (the “Automatic Replenishment Feature”). Because of this Automatic Replenishment Feature and notwithstanding any other provision of the Plan, as required by the TSX, the Plan shall be subject to re-approval by the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and accepted by the TSX at least once every three (3) years following approval of the Plan, as amended, in 2019 containing this Automatic Replenishment Feature. Shareholders will be requested to pass a resolution every three (3) years specifically approving unallocated entitlements under this Plan. However, all allocated awards under this Plan, such as Restricted Share Rights which have been granted but not yet vested, will continue unaffected The number of Restricted Share Rights available for award by the Corporation under this Plan at any point in time shall be calculated as follows, where: A = 4,500,000 B = the number of Restricted Share Rights awarded to date C = the number of Restricted Share Rights cancelled or terminated to date D = the number of Shares issued to date upon vesting of Restricted Share Rights then, A - B + C + D = the number of Restricted Share Rights available for award by the Corporation under the Plan at that point in time. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one Participant under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 52.0% of the issued and outstanding Shares on the grant dateGrant Date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 8.5.0% of the Shares issued and outstanding on the grant dateGrant Date (on a non-diluted basis); and

- 7 - (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements within a twelve-month period shall not exceed 8.5.0% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis). Furthermore, the maximum equity value which may be granted by the Corporation to each Eligible Director who is not also an Eligible Employee (a “Non-Employee Director”) under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed US$150,000 in any fiscal year (subject to inflation) and may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limit”). The Non-Employee Director Participation Limit doesLimits do not apply where the Corporation is making an initial grant to a new Non-Employee Director upon that person joining the Board. In addition, at no time shall the number of Shares which have been reserved for issuance under RSRs which have been awarded by the Corporation and are outstanding under this Plan, together with awards outstanding under all of the Corporation’s other previously established or proposed share compensation arrangements, exceed: (a) 6.0% of the Corporation’s issued and outstanding Shares during the period from January 1, 2025 to December 31, 2025; (b) 5.5% of the Corporation’s issued and outstanding Shares during the period from January 1, 2026 to December 31, 2026; and (c) 5.0% of the Corporation’s issued and outstanding Shares commencing on January 1, 2027 and continuing from that date forward. In the event that the Corporation purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid, the Corporation shall be deemed to be in compliance with the foregoing maximum limits if, prior to such purchases and/or cancellations, the Corporation was in compliance with such specified maximum limits. ARTICLE 3 RESTRICTED SHARE PLAN 3.01 Restricted Share Plan: The Plan is hereby established for the Participants. 3.02 Participants: Subject to Section 2.06 the Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights (“Restricted Share Rights”) to acquirereceive any number of fully paid and non-assessable Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, and without payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the Corporation shall issue to the Participant holding the Restricted Share Right one (1) Share for each Restricted Share Right held by the Participant for which the Restricted Period has expired. 3.03 Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter (“Grant Agreement”) to the Participant from the Corporation. Each Grant Agreement shall have a copy of the Plan attached thereto. Such Restricted Share Right Grant LetterAgreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. Agreement. The provisions of the various Restricted Share Right Grant LettersAgreements issued under the Plan need not be identical. To the extent that there is any inconsistency between the - 8 - Plan and the Restricted Share Right Grant LetterAgreements or any other communications, the Plan shall prevail. The Corporation shall provide each Participant with a copy of all amendments to this Plan. 3.04 Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted PeriodsPeriod(s) applicable to such Restricted Share Rights. For greater certainty, all Restricted Share Rights granted hereunder to a Participant shall vest over a three (3) year period from the grant dateGrant Date (i.e. one- third per year beginning on the first anniversary of the grant dateGrant Date), unless deferred in accordance with Section 3.05 of the Plan. 3.05 Deferred Payment Date: Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date. 3.06 Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may changeextend a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date; PROVIDED THAT, where a Participant advised the Committee of his or her Retirement or Termination and such Participant has previously elected a Deferred Payment Date that is the Retirement or Termination of such Participant or a later date, such Participant may elect by written notice to the Corporation prior to such Retirement or Termination to set a new Deferred Payment Date provided that such new Deferred Payment Date is later than the Retirement or Termination of such Participant and the Committee has consented to such extension, in its sole discretion. 3.07 Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination. 3.08 Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and, if applicable, prior to the Deferred Payment Date, the Corporation shall issue forthwith the Restricted Shares in accordance with the Restricted Share Rights held by the Participant unless: (a) the Participant has requested that this section 3.08 not apply and the Committee has consented to such request, in its sole discretion; or (b) the Participant is subject to taxation in the United States in respect of income derived from the Restricted Share Rights and a delay is required by Section 409A(a)(2)(B)(i) of the Code. In the event that Restricted Share Rights remain outstanding after the Retirement or Termination of a Participant in accordance with Section 3.06 and Section 3.08(a), a Participant may elect, on not less than thirty (30) days written notice to the Corporation and not more than twice, to receive any or all of the Restricted Share Rights held by the Participant prior to the Deferred Payment Date and to have the Corporation issue the Restricted Shares issuable upon such election for such Restricted Share Rights. 3.09 Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable in accordance with the Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares. - 9 - 3.103.09 Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation. 3.113.10 Change of Control: In the event of a Change of Control and if, at the time of the Change of Control: (a) the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Corporation) (the “Event of Termination”), then, on the date of such Event of Termination, all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s); (b) the Participant is not an Eligible Employee of the Corporation, then all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s). 3.123.11 Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX orand any other required regulatory authority having jurisdiction over the securities of the Corporationapproval. 3.133.12 Term of the Restricted Share Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Board. ARTICLE 4 WITHHOLDING TAXES 4.01 Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan. ARTICLE 5 GENERAL - 10 - 5.01 Effective Time of Restricted Share Plan: The Plan shall become effective upon a date to be determined by the Board. 5.02 Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would: (a) materially increase the benefits under the Plan; (b) increase the number of Shares, other than by virtue of Sections 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan; (c) make any amendment which increases the Non-Employee Director Participation Limit as set out in Section 2.06; (d) materially modify the requirements as to eligibility for participation in the Plan; or (e) make any amendment to this Section 5.02 so as to increase the ability of the Board to amend the Plan without shareholder approval; shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect thea Participant’s rights under any Restricted Share Right granted under the Plan. 5.03 Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. 5.04 Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period or Deferred Payment Date, as applicable. Subject to Section 3.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period or Deferred Payment Date, as applicable. 5.05 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary. 5.06 Automatic Extension of Restricted Period or Deferred Payment Date during Black OutsBlackouts: In the event any Restricted Period expires or a Deferred Payment Date occurs during a self imposed black out periodBlackout Period on trading securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such black out period has expired. Blackout Period has

- 11 - expired; PROVIDED HOWEVER that in the case of a U.S. Taxpayer, the change in the Restricted Period does not violate Section 409A of the Code. Notwithstanding Section 3.07, if a Restricted Period is automatically extended pursuant to this Section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect. 5.07 Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in: (a) the number of Shares available under the Plan; and (b) the number of Shares subject to any Restricted Share Rights. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. as no fractional Shares may be issued under this Plan. In the event the calculated number of Shares to be issued hereunder is a fraction, the Participant will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. All such adjustments shall be conclusive, final and binding for all purposes of thethis Plan. 5.08 Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within ten ()(10) days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that: (a) the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration; (b) the Committee has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Restricted Share Rights being surrendered; and (c) the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax-deferred basis under the Income Tax Act (Canada). 5.09 Presence of Clawback Policy: The Corporation has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Restricted Share Rights granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief - 12 - Executive Officer) during any of the three fiscal completed years immediately preceding the date the Corporation is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details. 5.10 Presence of Stock Ownership Guidelines Policy: The Corporation has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Corporation (including the Chief Executive Officer) and to Non-Employee Directors of the Corporation (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of stock options or the vesting of any Restricted Share Rights granted to the Participant by the Corporation. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of stock options or the vesting of Restricted Share Rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details. 5.11 Financial Assistance Prohibited: The Corporation is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under this Plan for the purpose of settlement of equity awards under this Plan. 5.12 No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan. 5.13 Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. 5.14 Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia. SCHEDULE “C” PERFORMANCE SHARE PLAN December 12, 2024 ARTICLE 1 DEFINITIONS AND INTERPRETATION 1.01 Definitions For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings: A. “Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time; B. “Affected Participant” means, in connection with a Change of Control, each Participant; C. “Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person; D. “Blackout Period” means a period of time imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation; E. “Board” means the Board of Directors of the Corporation; F. “Business Day” means any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada) in Vancouver, British Columbia; G. “Cash Consideration” has the meaning ascribed thereto in Section 3.02; H. “Change of Control” means the occurrence of any one or more of the following events: (i) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor; (ii) the sale, exchange or other disposition to a person other than an affiliate of the Corporation of all, or substantially all of the Corporation’s assets; - 2 - (iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (v) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors); For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities; I. “Code” means the United States Internal Revenue Code of 1986, as amended; J. “Committee” means the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, a committee of the Directors authorized to administer the Plan, which may include any Compensation Committee of the Board; K. “Corporation” means Sandstorm Gold Ltd., a corporation organized under the Act and includes any successor corporation thereof; L. “Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time; M. “Directors” means the Board of Directors of the Corporation from time to time; N. “Earned Performance Share Rights” means, with respect to section 3.09, Change of Control, in this Plan, the applicable number of vested and earned Performance Share Rights for each relevant Participant as determined by the Committee in accordance with section 3.09(b) of the Plan; O. “Eligible Employee” means an employee of the Corporation or of a Subsidiary, and includes an officer of the Corporation or a Subsidiary, but excludes a Director of the Corporation or a Subsidiary who is not also an employee the Corporation or a Subsidiary (“Non-Employee Director”); P. “Fair Market Value” or “Market Price” means, with respect to any particular date: (a) the closing market price of a Share of the Corporation traded on the TSX on the relevant date (or any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time); or (b) in the event that the Shares are not listed and posted for trading on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility, the Fair Market Value will be the fair market value of the Shares in Canadian Dollars as determined by the Board in its sole discretion acting in good faith; Q. “Grant Date” means the effective date of each grant of Performance Share Rights under this Plan by the Committee to a Participant and specified in the applicable Grant Agreement (as defined in this Plan); R. “Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; S. “Involuntary Employment Action” means, with respect to section 3.09, Change of Control, in this Plan, the termination of the Participant’s employment with the Corporation or a Subsidiary of the

- 3 - Corporation, as applicable, which, subject to applicable employment standards legislation, shall be deemed effective on the earlier of: (i) the last day worked by the Participant; and (ii) the date of termination of the Participant’s employment as set out in the written notification of termination, each as determined by the Corporation or Subsidiary, as applicable; T. “Involuntary Redemption Date” means, with respect to section 3.09, Change of Control, in this Plan, the Trading Day that is immediately prior to an Involuntary Employment Action; U. “Named Executive Officer” means “NEO” or “named executive officer” as defined in Form 51-102F6 Statement of Executive Compensation, as amended; V. “Participant” for the Plan means each Eligible Employee to whom Performance Share Rights are granted or have been granted under this Plan. For greater certainty, non-executive members of the Board shall not participate in this Plan; W. “Payout Percentage” means, with respect to section 3.09, Change of Control, in this Plan, the percentage determined by the Committee in accordance with a Participant's Grant Agreement and the performance criteria set by the Committee on the Grant Date and used in the calculation of the Earned Performance Share Rights of such Participant; X. “Performance Conditions End Date” means the last day of the Restricted Period for any Performance Share Right, including where such Restricted Period has been shortened or amended pursuant to the terms of the Plan; Y. “Plan” means this Performance Share Plan, as may be amended from time to time; Z. “Performance Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan; AA. “Performance Shares” means the Shares issuable in satisfaction of Performance Share Rights; BB. “Person” or “person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization; CC. “Restricted Period” means any period of time that a Performance Share Right is not exercisable and the Participant holding such Performance Share Right remains ineligible to receive Performance Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving the death or disability of a Participant; DD. “Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent; EE. “Retirement Date” means the date that a Participant ceases to be an Eligible Employee, due to the Retirement of the Participant; FF. “Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of this Plan; GG. “Subsidiary” means a Person (other than an individual) which is controlled, directly or indirectly, by the Corporation, whether as a result of registered or beneficial ownership of a majority of the voting securities of such Person, a contractual arrangement or otherwise; HH. “Termination” means: in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; for greater certainty, in each case, other than for death or disability of a Participant; II. “Trading Day” means any date on which the relevant stock exchange is open for the trading of the Shares; - 4 - JJ. “TSX” means the Toronto Stock Exchange or any successor thereto; KK. “TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them; LL. “U.S. Taxpayer” means any Participant who is, at the relevant time, subject to Section 409A of the Code; and MM. “Vesting Date” means the date on which a Performance Share Right vests in accordance with the terms and conditions of the applicable Grant Agreement and the terms and conditions of the Plan. 1.02 Securities Definitions: In the Plan, the term “affiliate” shall have the meaning given to such term in the Securities Act (British Columbia). 1.03 Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. 1.04 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires. 1.05 References to this Performance Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof. 1.06 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. ARTICLE 2 PURPOSE AND ADMINISTRATION OF THE PERFORMANCE SHARE PLAN 2.01 Purpose of the Performance Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation and its shareholders by: (i) ensuring that the interests of key eligible Participants are aligned with the success of the Corporation; (ii) encouraging stock ownership by key eligible Participants; and (iii) providing compensation opportunities to attract, retain and motivate key eligible Participants, it being generally recognized that such plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Corporation. 2.02 Administration of the Performance Share Plan: Subject to the general purposes, terms and conditions of this Plan, applicable corporate, securities and tax law requirements and to the direction of the Board, this Plan shall be administered by the Committee, in its sole and absolute discretion, and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to establish, adopt, amend and rescind any rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation. This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board or the Committee with regard to the allotment or issuance of any Shares or any other securities in the capital of the Corporation. For greater clarity, the Corporation shall not, by virtue of this Plan, be in any way restricted from declaring and paying stock dividends, repurchasing Shares or any other securities in its share capital, or varying or amending its share capital or corporate structure. - 5 - It is intended that this Plan and the Grant Agreements (as defined below) and the payments thereunder will comply with or be exempt from Section 409A of the Code (and any regulations and guidelines issued thereunder), to the extent this Plan and such agreements are subject thereto, and this Plan and such agreements shall be interpreted on a basis consistent with such intent. If an amendment of this Plan and such agreements is necessary in order for it to comply with or be exempt from Section 409A of the Code, the Committee will adopt any such amendment in a manner that preserves the original intent of the parties to the extent reasonably possible. No action or failure to act by the Committee shall subject the Corporation to any claim, liability, or expense and the Corporation shall not have any obligation to indemnify or otherwise protect any person from the obligation to pay any taxes, interest or penalties pursuant to Section 409A of the Code. 2.03 Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, which may include any Compensation Committee of the Board 2.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded: (a) the name and address of each Participant in the Plan; (b) the number of Performance Share Rights granted to each Participant under the Plan; (c) any and all adjustments made to Performance Share Rights granted to each Participant under the Plan; (d) the number of Performance Shares issued to each Participant under the Plan and the date of such issuance; and (e) any other information which the Corporation considers appropriate to record in such register. 2.05 Determination of Participants and Participation: Subject to the terms and conditions of this Plan, the Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Performance Share Rights shall be granted pursuant to this Plan, the provisions and restrictions with respect to such grant(s), the number of Performance Share Rights to be awarded to each Participant, the Grant Date and, at the time of the award of each such Performance Share Right, the vesting criteria applicable to such Performance Share Rights, all such determinations to be made in accordance with the terms and conditions of the Plan. The Committee may, at its discretion, take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. As also stated in Section 3.02 below, the number of Performance Shares determined by the Committee, in its sole discretion, to be delivered to a Participant for each Performance Share Right that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Shares. Unless otherwise determined by the Committee in its sole discretion, vesting of the Performance Share Rights awarded under this Plan shall take place on the first Business Day following the third anniversary of the Grant Date of such Performance Share Rights. 2.06 Maximum Number of Shares: The maximum number of Shares reserved for issuance from treasury under the Plan at any point in time, subject to adjustment pursuant to the provisions of this Plan, shall not exceed four million four hundred thousand (4,400,000) Shares. Any Shares subject to a Performance Share Right which have been awarded under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period(s) having expired will again be available for issuance under the Plan. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one Participant under the Plan together with all of the Corporation’s other previously established or proposed share compensation - 6 - arrangements shall not exceed 2.0% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 5.0% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements within a twelve- month period shall not exceed 5.0% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis). Non-Employee Directors are excluded from participation under this Plan. In addition, at no time shall the number of Shares which have been reserved for issuance under PSRs which have been awarded by the Corporation and are outstanding under this Plan, together with awards outstanding under all of the Corporation’s other previously established or proposed share compensation arrangements, exceed: (a) 6.0% of the Corporation’s issued and outstanding Shares during the period from January 1, 2025 to December 31, 2025; (b) 5.5% of the Corporation’s issued and outstanding Shares during the period from January 1, 2026 to December 31, 2026; and (c) 5.0% of the Corporation’s issued and outstanding Shares commencing on January 1, 2027 and continuing from that date forward. In the event that the Corporation purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid(s), the Corporation shall be deemed to be in compliance with the foregoing maximum limits if, prior to such purchases and/or cancellations, the Corporation was in compliance with such specified maximum limits. ARTICLE 3 PERFORMANCE SHARE PLAN 3.01 Performance Share Plan: The Plan is hereby established for the Participants. 3.02 Participants: Subject to Section 2.06 hereof, and any shareholder, regulatory authority or stock exchange approval which may be required, the Committee shall have the right, at any time and from time to time, to grant, in its sole and absolute discretion, to any employee designated as a Participant hereunder, rights (“Performance Share Rights”) to receive any number of fully paid and non- assessable Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period, and without payment of additional consideration or any other further action on the part of the holder of the Performance Share Right, the Committee shall determine and the Corporation shall issue to the Participant holding the Performance Share Right: (i) that number of Shares to be delivered to the Participant for each Performance Share Right held by the Participant for which the Restricted Period has expired; or (ii) a cash amount, payable by way of certified cheque, bank draft, wire transfer or such other means as the Committee may determine in its sole discretion, equal to the number of Shares owed multiplied by the Fair Market Value on the applicable Vesting Date(s) (the “Cash Consideration”) (net of any applicable statutory withholdings); or (iii) a combination of Shares and Cash Consideration, as determined by the Committee in its sole discretion. The number of Shares determined by the Committee, in its sole discretion, to be delivered to a Participant for each Performance Share Right that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Shares. For greater certainty, the extent to which each Performance Condition (as defined below) is met will be determined by the Committee at the end of the Performance Period, based upon data that the Committee has pre-determined is necessary to calculate the payout multiplier for each measure established on the Grant Date. The payout multiplier for each measure will be determined by the Committee according to the performance criteria established on the Grant Date and may be zero if the Corporation does not achieve a specified level of threshold performance and will be capped at 200% for maximum performance. The extent to which each Performance Condition is met will be determined by the Board/Committee, subject to any applicable adjustments as may be determined by the Board/Committee. Accordingly, actual vesting will range from 0% to 200% of the original number of Performance Share Rights granted to an Eligible Employee, based upon the foregoing parameters. Specified performance benchmarks must be achieved in order for any performance- based share compensation to vest.

- 7 - 3.03 Performance Share Right Grant Letter: Each grant of a Performance Share Right under the Plan shall be evidenced by a Performance Share Rights Grant Letter (“Grant Agreement”) to the Participant from the Corporation. Each Grant Agreement shall have a copy of the Plan attached thereto. Such Grant Agreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Grant Agreement. The provisions of the various Grant Agreements issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Grant Agreements or any other communications, the Plan shall prevail. The Corporation shall provide each Participant with a copy of all amendments to this Plan. 3.04 Performance Conditions: At the time a grant of a Performance Share Right is made, the Committee may, in its sole discretion, establish such performance conditions for the vesting of Performance Share Rights as may be specified by the Committee in the applicable Grant Agreement (the “Performance Conditions”). Without limiting the generality of the foregoing, such Performance Conditions may include terms or conditions relating to: (a) the market price of the Shares; (b) the return to holders of Shares, with or without reference to other comparable companies; (c) the financial performance or results of the Corporation or of a Subsidiary of the Corporation; (d) the achievement of Performance Conditions or other performance criteria relating to the Corporation or a Subsidiary of the Corporation; (e) any other terms and conditions the Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (f) the Vesting Date (see section 3.05 below). The Performance Conditions may relate to all or a portion of the Performance Share Rights in a grant and may be graduated such that different percentages (which may be greater or lesser than one hundred percent (100%)) of the Performance Share Rights in a grant will become vested depending on the extent of satisfaction of one or more Performance Conditions established by the Committee. The Committee may, in its discretion, subsequent to the grant of Performance Share Rights, waive any such term or condition or determine that it has been satisfied subject to applicable law. Performance Conditions may differ for Performance Share Rights awarded to any one Participant or to different Participants. 3.05 Restricted Period: Upon the grant of Performance Share Rights to a Participant, the Committee shall determine the Restricted Period(s) applicable to such Performance Share Rights. For greater certainty, unless otherwise determined by the Committee in its sole discretion, all Performance Share Rights granted hereunder to a Participant shall vest on the first Business Day following that day which is the third anniversary of the Grant Date; 3.06 Retirement or Termination during Restricted Period: In the event of the Termination of a Participant during the Restricted Period, any unvested Performance Share Rights held by the Participant shall immediately be forfeited and terminated and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination. Notwithstanding the foregoing, if a Participant retires in accordance with the Corporation’s retirement policy (or earlier with the Corporation’s consent) at such time, the pro rata portion of any unvested Performance Share Rights shall not be forfeited by the Participant or cancelled, but instead shall vest after the event of Termination has occurred (as if it had not occurred). 3.07 Death or Disability of Participant: In the event of the death or total disability of a Participant, any Performance Shares represented by Performance Share Rights held by the Participant shall be immediately issuable by the Corporation and the vesting of such Performance Share Rights will be prorated based on the number of days actually worked by the Participant from the date of grant of such Performance Share Rights up until the date of death or total disability of a Participant over the original vesting schedule set forth in relation to such grant, and the number of vested Performance Share Rights resulting from such prorated calculation will be multiplied by the applicable performance percentage determined by the Committee. - 8 - 3.08 Special Terms and Conditions Applicable to U.S. Taxpayers upon Termination: A U.S. Taxpayer shall be treated as terminated when such person incurs a “separation from service” within the meaning of Section 409A of the Code and the United States Treasury Regulation Section 1.409A- 1(h) (“Separation from Service”). Solely to the extent required by Section 409A of the Code, any payment in respect of Performance Shares which has become payable on or following a Separation from Service to any U.S. Taxpayer who is determined to be a “specified employee” under Section 409A(a)(2)(B)(i) of the Code and United States Treasury Regulation Section 1.409A-1(i), shall not be paid before the first Business Day following the date which is six (6) months after such U.S. Taxpayer’s Separation from Service (or, if earlier than the end of the six-month period, the date of the death of such U.S. Taxpayer). Following any applicable six (6) month delay of payment, all such delayed payments shall be made to the US. Taxpayer in a single lump sum on the earliest possible date. For the avoidance of doubt, the payment provisions of this section 3.08 shall prevail over any other provisions governing the time or form of payment under the Plan and any Grant Agreement. 3.09 Change of Control: (a) In the event of a Change of Control, the Committee may provide for appropriate settlements of Performance Share Rights awards or for the successor or continuing entity to either assume outstanding Performance Share Rights or substitute outstanding Performance Share Rights with new awards (such assumed or substituted Performance Share Rights, “Replacement Awards”) on terms determined by the Committee to be substantially equivalent to the terms of the Performance Share Rights held by Participants immediately prior to such Change of Control (“Replaced Awards”); provided that any Replacement Awards must: (i) have economic value substantially equivalent to the value of the Replaced Awards (determined at the time of the Change of Control); (ii) relate to publicly traded equity securities; (iii) in the case of Participants who are U.S. Taxpayers, comply with or be exempt from the requirements of Section 409A of the Code; and (iv) contain other terms and conditions which are, in the aggregate, no less favourable to the Affected Participants than the Replaced Awards, including terms and conditions that provide that if there is an Involuntary Employment Action in respect of a Participant which occurs within twelve (12) months following the Change of Control: A. the Replacement Awards will vest as of the date of the Involuntary Employment Action; B. any conditions on the Affected Participant's rights under, or any restrictions on vesting applicable to, such Replacement Awards held by such Affected Participant shall be waived or shall lapse, as the case may be; and C. performance-based restrictions shall be deemed to have been achieved at the actual performance level achieved had the Vesting Date or the Performance Conditions End Date occurred on the Involuntary Redemption Date, to the extent reasonably determinable by the Committee. The nature of appropriate settlements and determination of whether the conditions in this section have been satisfied in respect of the proposed Replacement Awards will be made by the Committee, as constituted immediately prior to the Change of Control. (b) Where Performance Share Rights are settled and not replaced or substituted with Replacement Awards pursuant to Section 3.09(a) above, such Performance Share Rights shall be redeemed as of the effective date of the consummation of the transaction(s) resulting in the Change of Control. The extent to which the Performance Share Rights shall become Earned Performance Share Rights shall be determined by the Committee on the Trading Day that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the Change of Control (the "Change of Control Determination Date"). The Payout Amount for all such Earned Performance Share Rights redeemed pursuant to this section shall be determined by the Committee in accordance with the performance criteria set by the Committee on the Grant Date and in accordance with the applicable Grant Agreement, except that: (i) the Market Price shall be calculated as of the Change of Control Determination Date; and (ii) the Payout Percentage shall be deemed to - 9 - be the greater of (x) 100% and (y) the Payout Percentage determined by the Committee as of the Change of Control Determination Date (subject, in the case of any Participant who is the Employee of a Subsidiary, to consideration of any related recommendation by the board of directors of the Subsidiary employer of such Participant). (c) Subject to Section 4.01: (i) where awards are settled in accordance with Section 3.09(b), the Corporation shall pay the Payout Amount payable in respect of such awards as soon as practicable upon the consummation of the transaction(s) resulting in the Change of Control, but in any event not later than ten (10) Business Days following the consummation of the transaction(s) resulting in the Change of Control; and (ii) notwithstanding anything else herein to the contrary, in the event of a Change of Control and if, at the time of the Change of Control, the Participant is an Eligible Employee and within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Corporation) (the “Event of Termination”), then on the date of such Event of Termination, all Performance Share Rights outstanding and held by the Participant shall immediately vest, and the Corporation shall pay the Payout Amount payable in respect of such awards no later than ten (10) Business Days following the Event of Termination. In this section, “Payout Amount” means, with respect to each Performance Share Right, a cash payment equal to the greater of (x) 100% and (y) the Payout Percentage determined by the Committee with respect to each Performance Share Right. Except, in each case, to the extent that later payment is required to comply with or be exempt from Section 409A of the Code. (d) for those Participants who do not or will not remain as employees following the Change of Control, then all Performance Share Rights outstanding and held by such Participant(s) shall immediately vest and the Corporation shall forthwith issue the Performance Shares to such Participant(s) notwithstanding any Restricted Period(s). 3.10 Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX and any other required regulatory approval. 3.11 Term of the Performance Share Plan: The Plan shall become effective on the date upon which it is approved by the Board. However, this Plan remains subject to the approval of the TSX and the approval of the shareholders of the Corporation at a meeting of the shareholders to be held in 2025. This Plan shall remain in effect until it is terminated by the Board. ARTICLE 4 WITHHOLDING TAXES 4.01 Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Performance Shares (or a portion thereof) in the market upon the issuance of such Performance Shares under the provisions of the Plan to satisfy withholding obligations under the Plan. - 10 - ARTICLE 5 GENERAL 5.01 Effective Time of Performance Share Plan: The Plan shall become effective on the date upon which is it approved by the Board, subject to the approval of the TSX and the approval of the shareholders of the Corporation. 5.02 Amendment of Performance Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan and/or Performance Share Rights granted pursuant to the Plan, without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would: (a) materially increase the benefits under the Plan; (b) increase the number of Shares, other than by virtue of Sections 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan; (c) materially modify the requirements as to eligibility for participation in the Plan; or (d) make any amendment to this Section 5.02 so as to increase the ability of the Board to amend the Plan without shareholder approval; shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect a Participant’s rights under any Performance Share Right granted under this Plan. 5.03 Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Performance Share Right and no other right or interest of a Participant is assignable or transferable. 5.04 Rights as a Shareholder: No holder of any Performance Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Section 3.07, no holder of any Performance Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period. 5.05 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary. 5.06 Automatic Extension of Restricted Period during Blackouts: In the event any Restricted Period expires during a self-imposed Blackout Period on trading securities of the Corporation, such Restricted Period shall be automatically extended until 48 hours after such Blackout Period has expired; PROVIDED HOWEVER that in the case of a U.S. Taxpayer, the change in the Restricted Period does not violate Section 409A of the Code. Notwithstanding Section 3.06, if a Restricted Period is automatically extended pursuant to this Section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Performance Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect. 5.07 Adjustment in Number of Shares Subject to the Performance Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in: (a) the number of Shares available under the Plan; and

- 11 - (b) the number of Shares subject to any Performance Share Rights. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded as no fractional Shares may be issued under this Plan. In the event the calculated number of Shares to be issued hereunder is a fraction, the Participant will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. All such adjustments shall be conclusive, final and binding for all purposes of the Plan. 5.08 Presence of Clawback Policy: The Corporation has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive- Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Performance Share Rights granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief Executive Officer) during any of the three fiscal completed years immediately preceding the date the Corporation is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details. 5.09 Presence of Stock Ownership Guidelines Policy: The Corporation has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Corporation (including the Chief Executive Officer) and to Non-Employee Directors of the Corporation (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of stock options or the vesting of any Restricted Share Rights or Performance Share Rights granted to the Participant by the Corporation. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of stock options or the vesting of Restricted Share Rights or Performance Share Rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details. 5.10 Financial Assistance Prohibited: The Corporation is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under this Plan for the purpose of settlement of equity awards under this Plan. 5.11 Percentage of Annual Equity-Based Compensation to Named Executive Officers to be Based on Performance: It is intended that at least 50% of equity-based compensation awarded annually by the Corporation to those Participants under this Plan who have been determined by the Committee to be “Named Executive Officers”, shall be based on performance, delivered to such Named Executive Officers through the granting of Performance Share Rights under this Plan. 5.12 No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the Shares of the Corporation or a corporation related thereto. 5.13 Compliance with Applicable Law: If any provision of the Plan or any Performance Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Employees/Participants as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchange(s) or other organized market on which the Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended, or income tax legislation of any other jurisdiction. - 12 - 5.14 Interpretation/Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of this Plan shall be subject to the applicable by-laws, rules and policies of the TSX and applicable securities legislation. 5.15 Subject to Approval: The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect. 5.16 Special Terms and Conditions Applicable to US. Participants: Shares required to be issued to a U.S. Participant upon the vesting of such Participant’s Performance Share Rights will be duly issued as soon as practicable, but in all events, not later than March 15 of the calendar year following the calendar year in which the Vesting Date occurs. The Committee shall not, at their discretion, extend the Vesting Date of any Performance Share Right in such a manner that would result in a deferral of compensation that violates section 409A of the Code. For purposes of this section, “U.S. Participant” means a Participant who is citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code of 1986. ADOPTED by the Board of Directors of the Corporation on the 12th day of December, 2024. (To be approved by Shareholders of the Corporation at their Annual General Meeting to be held in 2025) SAMPLE AGREEMENT PERFORMANCE SHARE RIGHTS GRANT AGREEMENT This Performance Share Rights Grant Agreement is made the [●day] day of [●month], [●year] between [●name of Eligible Employee], the undersigned Eligible Employee (“Eligible Employee”), being an employee of Sandstorm Gold Ltd. (the “Corporation”) or of a subsidiary thereof, and includes an officer of the Corporation or a subsidiary, but excludes a Director of the Corporation or a subsidiary who is not also an employee the Corporation or a subsidiary pursuant to the terms of the Performance Share Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect, is herein referred to as the “Plan”), and the Corporation. In consideration of the grant of Performance Share Rights made to the Eligible Employee pursuant to the Plan (the receipt and sufficiency of which is hereby acknowledged), the Eligible Employee hereby agrees and confirms that: 1. The Eligible Employee has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan; 2. The Eligible Employee accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board or, to the extent the Board delegated to the Committee, administrative duties and powers in relation to the Plan, the Committee, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned; 3. On [●date], [●year] (the “Grant Date”), the Eligible Employee was granted [●number of PSRs awarded] Performance Share Rights, which grant is evidenced by this Agreement; 4. The Performance Share Rights shall vest and be redeemed as follows: Performance Period The three (3) year period beginning on the date hereof and ending on [●date], [●year], subject to any adjustments set forth in this Agreement, if applicable. Vesting Date [●date], [●year]. For greater certainty, all Performance Share Rights granted under the Plan to an Eligible Employee shall vest on the first business day following that day which is the third anniversary of the Grant Date. Performance Conditions The Performance Conditions will be set by the Board/Committee on the Grant Date and will be measured over the term of the three (3) year Performance Period set forth in this Agreement, subject to any applicable adjustments. The extent to which each Performance Condition is met will be determined by the Board/Committee at the end of the Performance Period, based upon data that the Board/Committee has pre-determined is necessary to calculate the payout multiplier for each measure established on the Grant Date. Specified performance benchmarks must be achieved in order for any performance-based share compensation to vest. This Agreement shall be determined in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan. X Signature of Eligible Employee Print Name Address SANDSTORM GOLD LTD. Per: Authorized Signatory